EXECUTION VERSION

PURCHASE AGREEMENT

by and among

BGC PARTNERS, INC.,

BGC HOLDINGS, L.P.,

BGC PARTNERS, L.P.,

THE NASDAQ OMX GROUP, INC.,

and for certain limited purposes,

CANTOR FITZGERALD, L.P.

DATED AS OF APRIL 1, 2013

TABLE OF CONTENTS
		Page
ARTICLE I

DEFINITIONS

Section 1.1	Certain Defined Terms	1
Section 1.2	Construction; Absence of Presumption	16
Section 1.3	Headings; Definitions	16

ARTICLE II

PURCHASE AND SALE

Section 2.1	Purchase and Sale of Assets	17
Section 2.2	Assumed Liabilities; Excluded Liabilities	19
Section 2.3	Purchase and Sale of the Acquired Subsidiary Equity	20
Section 2.4	Allocation of Purchase Price	20

i

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1	Conditions of All Parties to Closing	77
Section 7.2	Conditions to Obligations of Purchaser to Close	78
Section 7.3	Conditions to Obligations of Sellers to Close	78

ARTICLE IX

TERMINATION

Section 9.1	Termination	83
Section 9.2	Effect of Termination	84

EXHIBITS:

Exhibit A	Form of Services Agreement
Exhibit B	Form of License Agreement
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of Equity Transfer and Assignment Agreement
Exhibit E	Form of Intellectual Property Assignment and Assumption Agreement
Exhibit F	Form of Registration Rights Agreement

v

INDEX OF DEFINED TERMS
Page
Acceleration Event	1
Acceleration Issuance	27
Acceleration Issuance Number	2
Accountant	26
Accounting Principles	2
Accrued Expenses	2
Acquired Assets	17
Acquired Contracts	17
Acquired Intellectual Property	17
Acquired Lease	2
Acquired Leased Real Property	17
Acquired Subsidiaries	17
Acquired Subsidiary Equity	17
Acquiring Affiliates	73
Acquisition Transaction	33
Additional Service	77
Adjustment Amount	2
Affiliate	2
Aggregate Liability Cap	89
Agreement	1
Alternative Proposal	61
Applicable Discount Rate	2
Assumed Consulting Agreement	18
Assumed Employment Agreements	18
Assumed Liabilities	20
BGC Holdings	1
BGC US	1
Bill	16
Business	2
Business Consultant	3
Business Day	3
Business Employee	3
Business Financial Information	38
Business Marks	72
Business Material Adverse Effect	3

Business Revenue	4
Cantor	1
Cantor Group	4
Cap	88
Claim Notice	86
Cleanup	4
Clearing Affiliate	4
Closing	21
Closing Date	21
Closing Date Statement	4
Closing Purchase Price	22
COBRA Obligations	69
Code	4
Commissions Receivables	5
Competing Business	5
Competitive Technology	60
Consents	52
Consulting Agreement	39
Continuing Business Employees	67
Contract	5
Current Market Capitalization	5
Current Market Price	5
Damages	5
De Minimis Claims	88
Deferred Revenues	5
Dilutive Issuance	5
Disclosure Letters	6
Disposition Transaction	32
Disputed Line Items	24
Divestiture Period	63
DTV	6
Due Date	6
Earn-Out Date	6
Earn-Out Issuance	25
Earn-Out Number	27
Earn-Out Statement	26
Earn-Out Statement Deadline	26
ELX Technology Contract	6

Employment Agreement	39
Enforceability Exceptions	37
Environmental Claim	6
Environmental Laws	6
ERISA	6
ERISA Affiliate	10
Estimated Adjustment Amount	22
Estimated Closing Date Statement	6
Exchange Act	7
Excluded Assets	18
Excluded Liabilities	19
Excluded Taxes	7
Ex-Date	7
Federal Funds Rate	7
Final Allocation	21
FIRPTA Certificate	22
First Off-The-Run	7
First Quarter End Date	7
Four Week ADTV	7
Fully Electronic	7
GAAP	8
Governmental Authority	8
Governmental Order	8
Hazardous Materials	8
HSR Act	59
Indebtedness	8
Indemnified Parties	85
Indemnifying Party	86
Indemnity Payments	90
Information Technology	8
Initial Allocation	20
Initial Earn-Out Number	8
Intellectual Property	8
IRS	8
Key Kleos Customers	45
Key MDDF Customers	45
Key MDV Customers	45
Key UST Customers	45

Kleos Business	3
Kleos Entities	17
Knowledge	9
Law	9
Leased Real Property	9
Leases	9
Liability	9
License Agreement	9
Licensed Intellectual Property	9
Licensed Software	75
Lien	9
Lock-Up Securities	32
Market Data Direct Feed Business	2
Market Data Vendor Business	2
Marks	9
Material Customers	45
Measurement Period	9
New Issuance	12
Non-Dilutive Cash Distribution	10
Non-Dilutive Extraordinary Dividend	10
Non-Disclosure Agreement	58
Ordinary Course	54
Ordinary Dividend	10
Outside Date	83
Ownership Limitation	33
Parent	1
Parent Benefit Plan	10
Parent Group	11
Parent SEC Documents	11
Parties	1
Party	1
Patent License	71
Patents	11
Percentage Amount	34
Permits	11
Permitted Issuance	11
Permitted Lien	11
Person	12

Potentially Disruptive Sale Transaction	34
Pre-Closing Tax Period	12
Prepaid Expenses	12
Purchaser	1
Purchaser 401(k) Plan	68
Purchaser Consents	52
Purchaser Disclosure Letter	12
Purchaser Equity Plans	12
Purchaser Excluded Items	89
Purchaser Financial Statements	53
Purchaser Indemnified Parties	85
Purchaser Material Adverse Effect	12
Purchaser Preferred Stock	51
Purchaser SEC Documents	12
Purchaser Shares	51
Purchaser Tax Indemnitees	79
Purchaser Transaction Expenses	12
Qualified Plan	40
Recently Announced or Issued or Re-Opened	12
Reference Price	13
Reference Property	31
Reference Statement	38
Registration Rights Agreement	13
Regulatory Agreement	13
Related Agreements	13
Release	13
Retained Claim	13
Revised Adjustment Amount	23
SEC	13
Securities Act	49
Seller	1
Seller 401(k) Plan	68
Seller Consents	37
Seller Disclosure Letter	13
Seller Excluded Items	88
Seller Indemnified Parties	85
Seller Tax Indemnitees	79
Seller Transaction Expenses	14

x

Sellers	1
Services Agreement	14
Share Issuance Limitation	33
Shared Contract	65
Shared Intellectual Property	14
Shared Intellectual Property License	70
Shared Patents	14
Software	14
Software License	75
Specified Taxes	79
Standalone Transactions	14
Stock Issuance Reference Price	14
Straddle Period	14
Subsidiary	14
Substituted Guarantees	76
Tangible Personal Property	15
Target Revenue	15
Target Revenue Fraction	15
Tax Item	15
Tax Proceeding	15
Tax Return	15
Taxes	15
Third Party Claim	86
Threshold	88
TIPS	16
Transfer Taxes	15
Treasury Regulations	16
TSA Entities	17
U.S. Treasury Securities	16
UST Business	2
WARN Act	42
Yearly Net Income	10

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this "Agreement") is entered into as of April 1,  2013, by and among BGC PARTNERS, INC., a Delaware corporation ("Parent"), BGC HOLDINGS, L.P., a Delaware limited partnership ("BGC Holdings"), and BGC PARTNERS, L.P., a Delaware limited partnership ("BGC US" and together with Parent and BGC Holdings, collectively, "Sellers," and each individually, a "Seller"), and THE NASDAQ OMX GROUP, INC., a Delaware corporation ("Purchaser") (Sellers, together with Purchaser, collectively, the "Parties," and each, individually, a "Party"), and, solely for purposes of Sections  3.8(e), 3.8(f), 3.8(g), Article IV (to the extent referenced therein), Sections 6.6, 6.7, 6.11, 6.12, 6.13, 8.3, 9.2 and Article XI, Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor").

RECITALS

WHEREAS, Sellers are engaged in, among other things, the Business;

WHEREAS, on the terms and subject to the conditions set forth herein, Sellers shall sell, transfer and convey to Purchaser, and Purchaser shall purchase and acquire from Sellers, the Acquired Assets, and Purchaser shall assume the Assumed Liabilities; and

WHEREAS, simultaneously with the Closing under this Agreement, Sellers, Purchaser and certain of their respective Affiliates desire to enter into other agreements in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth below and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Certain Defined Terms.   For the purposes of this Agreement, unless the context requires otherwise, the following terms shall have the following meanings:

"Acceleration Event" shall mean the occurrence of any of the following:  (i) any Person (other than a Subsidiary of Purchaser) acquires or becomes the owner of, in one or more transactions, directly or indirectly, more than fifty percent (50%) of the voting power of Purchaser's issued and outstanding capital stock (whether by merger, consolidation or otherwise); (ii) Purchaser and its consolidated Subsidiaries cease to own, hold or maintain all of the beneficial ownership, or all of the economic rights or interests, in (whether as a result of a sale, public offering, spin-off, split-off or other disposition) Acquired Assets representing, as of the Closing Date, fifty percent (50%) or more of the aggregate revenues attributable to the Acquired Assets as of the Closing Date; (iii) Purchaser or any of its Subsidiaries sells or disposes of, whether in one or more related transactions, directly or indirectly (whether as a result of a sale, offering, spin-off, split-off or otherwise), all or substantially all of Purchaser's consolidated assets; or (iv) there is a bankruptcy, liquidation or dissolution of Purchaser or any Subsidiary of Purchaser that holds, directly or indirectly, more than fifty percent (50%) of Purchaser's consolidated assets.

"Acceleration Issuance Number"  shall mean a number of Purchaser Shares equal to the sum of the Earn-Out Number for each Measurement Period that has not been completed as of the date of the Acceleration Event (other than any Measurement Period for which Purchaser has made an Earn-Out Issuance), discounted to a present value number of Purchaser Shares using a discount rate equal to the Applicable Discount Rate in effect as of the Acceleration Event.

"Accounting Principles" shall mean the accounting principles, policies and procedures used by Parent in preparing the Business Financial Information which are summarized in such Business Financial Information.

"Accrued Expenses" shall mean the expenses incurred, but not yet paid for, to the extent related to the Business and accrued on a Closing Date Statement, such amounts to be calculated in accordance with GAAP, consistent with the Accounting Principles.

"Acquired Lease" shall mean the Lease for the Acquired Leased Real Property.

"Adjustment Amount" shall mean an amount (which may be a positive or negative number) equal to (i) any Prepaid Expenses, plus (ii) Commissions Receivables, minus (iii) Deferred Revenue, minus (iv) Accrued Expenses.

"Affiliate" shall mean, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person.  The term "control" (including its correlative meanings "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise); it being agreed that, for purposes of Article I, II and IV and Sections 3.4, 6.1, 6.2, 6.5, 6.8, 6.10 and 6.23 of this Agreement, members of the Cantor Group shall be considered to be Affiliates of Sellers and vice versa.

"Applicable Discount Rate" shall mean (i) from the Closing Date until the date that is five (5) years after the First Quarter End Date, 4.00% per annum, (ii) after the date that is five (5) years after the First Quarter End Date until the date that is ten (10) years after the First Quarter End Date, 3.50% per annum, and (iii) at any other time, 2.65% per annum.

"Business" shall mean (a) the business of providing a Fully Electronic marketplace in which participants may enter into Standalone Transactions pursuant to or using a transparent central limit order book in Recently Announced or Issued or Re-Opened U.S. Treasury Securities and First Off-The-Run U.S. Treasury Securities (the "UST Business"), (b) the business of granting licenses for market data derived from such Standalone Transactions, which business includes selling licenses directly to customers (the "Market Data Direct Feed Business") and selling licenses through third-party vendors (such business, the "Market Data

Vendor Business"), (c) the business of providing customers of the UST Business with co-location access to such business in the business' Rochelle Park, New Jersey data center, as well as related installation, maintenance, support, remote access, management of communication circuits and other related services for such customers at such data center (the "Kleos Business"), and (d) the business of performing, and receiving the benefits, under the ELX Technology Contract.

"Business Consultant" shall mean the persons set forth on Section 1.1(a) of the Seller Disclosure Letter.

"Business Day" shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York are authorized or obligated by law or executive order to be closed.

"Business Employee" shall mean the persons set forth on Section 1.1(b) of the Seller Disclosure Letter; provided,  however, that if any individual named in Section 1.1(b) of the Seller Disclosure Letter is or becomes entitled to long-term disability benefits under the applicable Parent Benefit Plan providing long-term disability benefits, such individual shall be deemed to be removed from the list set forth in Section 1.1(b) of the Seller Disclosure Letter and shall not be treated as a Business Employee for the purposes of Section 6.10(a) or Section 6.10(b); provided,  further, that any individual set forth in Section 1.1(b) of the Seller Disclosure Letter who experiences a termination of employment for any reason prior to the Closing Date shall also be deemed to be removed from Section 1.1(b) of the Seller Disclosure Letter and shall not be treated as a Business Employee for purposes of Section 6.10(a) or Section 6.10(b); provided,  further, that any individual who becomes an employee of the Business in accordance with the provisions of Section 6.1 shall also be deemed added to Section 1.1(b) of the Seller Disclosure Letter and shall be treated as a Business Employee for purposes of Section 6.10(a) or Section 6.10(b).

"Business Material Adverse Effect" shall mean any change, event or effect that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets, results of operations or financial condition of the Business, taken as a whole; provided,  however, that no change, event or effect resulting from any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a "Business Material Adverse Effect":  (i) changes in economic, business, monetary or financial conditions generally, including changes in prevailing applicable interest rates or credit markets, (ii) changes in global or national political conditions, (iii) the outbreak or escalation of war or acts of terrorism, including by cyberattack or otherwise, (iv) earthquakes, hurricanes, tsunamis, typhoons, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires and other natural disasters and other force majeure events, (v) changes after the date of this Agreement in applicable Law (including any proposed Law) or the interpretation thereof or changes in GAAP or accounting principles or the interpretation thereof, (vi) any failure by the Business to meet any internal or published industry analyst projections or forecasts or estimates of revenue or earnings for any period (it being understood that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Business Material Adverse Effect may be taken into account in determining whether there is or has been a Business

Material Adverse Effect), (vii) changes attributable to the execution, announcement or pendency of this Agreement or the Related Agreements or the transactions contemplated hereby or thereby (including any loss of Business Employees or customers resulting therefrom), (viii) any effect arising out of any action expressly required to be taken by this Agreement or any action taken by any member of the Purchaser Group or any action taken by any member of the Parent Group or the Cantor Group with the consent or at the request of Purchaser, or (ix) any deterioration in the business, assets, results of operations or financial condition of the Business that occurs after the date of this Agreement and does not arise out of (A) any breach by any Seller of any of its obligations set forth in this Agreement, (B) any defect or disruption in the operation of any Software included within the Acquired Intellectual Property, (C) any design change made after the date of this Agreement by Sellers or their Affiliates to the configuration of the Information Technology used in the Business or (D) any injunction prohibiting the use of the Software included within the Acquired Intellectual Property as a result of infringement of any third-party Patent;  provided that any adverse changes, events or effects resulting from matters described in any of the foregoing clauses (i), (ii), (iv) (but only to the extent that such matters are not also described in the foregoing clause (iii)) and (v) may be taken into account in determining whether there is or has been a Business Material Adverse Effect to the extent, and only to the extent, that they have a materially disproportionate effect on the Business relative to the similarly situated Business conducted by entities unaffiliated with Sellers.

"Business Revenue" shall mean, for any Measurement Period, the total gross revenue of Purchaser and its consolidated Subsidiaries (including any revenue attributable to the Business, any fixed-income products and derivatives based thereon and the market data therefrom), with such revenue to be calculated in accordance with GAAP.

"Cantor Group" shall mean Cantor Fitzgerald, L.P. and its Subsidiaries (other than any member of the Parent Group).

"Cleanup" shall mean all actions required to: (i) clean up, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care relating to the Release of Hazardous Materials in the indoor or outdoor environment; or (iv) respond to any requests by a Governmental Authority for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

"Clearing Affiliate" shall mean Cantor Fitzgerald & Co., and all successors in interest thereto.

"Closing Date Statement" shall mean a statement of the Acquired Assets and the Assumed Liabilities as of the Closing Date prepared in a manner consistent with the Reference Statement and in accordance with the Accounting Principles and GAAP.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Commissions Receivables" shall mean all receivables that would be accrued on a Closing Date Statement for commissions owed to Sellers or their Affiliates with respect to the Acquired Contracts, such amounts to be calculated in accordance with GAAP, consistent with the Accounting Principles.

"Competing Business" shall mean (a) the business of operating a Fully Electronic marketplace in which participants may enter into Standalone Transactions in Recently Announced or Issued or Re-Opened U.S. Treasury Securities; and (b) the business of operating a Fully Electronic marketplace in which participants may enter into Standalone Transactions pursuant to or using a transparent central limit order book in First Off-The-Run U.S. Treasury Securities.

"Contract" shall mean, with respect to any Person, any agreement, undertaking, contract, lease, obligation, promise, indenture, deed of trust or other instrument, document or agreement (whether written or oral and whether express or implied) by which that Person, or any of its properties or assets, is bound or subject.

"Current Market Capitalization" shall mean, on any date, the product of the Current Market Price (with such Current Market Price calculated by replacing the words "10 trading days" with "5 trading days" in the definition of Current Market Price) of a Purchaser Share on the date of announcement of a distribution and the number of Purchaser Shares outstanding on such date.

"Current Market Price" shall mean, on any date, the arithmetic average of the daily volume-weighted average price of one Purchaser Share on its primary exchange during the regular trading session (and excluding pre-market and after-hours trading) over the 10 trading days immediately preceding the earlier of the day before the date in question and the day before the Ex-Date with respect to the issuance or distribution requiring such computation.

"Damages" shall mean all actions, costs, damages, disbursements, penalties, losses, expenses, assessments, monetary judgments, dues, Taxes, fines, fees, settlements or deficiencies (including any interest, penalty, investigation, reasonable legal, accounting and other professional fees, and other cost or expense incurred in the investigation, collection, prosecution and defense of any action, suit, proceeding or claim) that are imposed upon or otherwise incurred by the Indemnified Party.

"Deferred Revenues" shall mean all deferred revenues that would be accrued on a Closing Date Statement for commissions that have been prepaid to Sellers or their Affiliates under the Acquired Contracts, such amounts to be calculated in accordance with GAAP, consistent with the Accounting Principles.

"Dilutive Issuance" shall mean an issuance of Purchaser Shares that is both (i) at a discount to the Stock Issuance Reference Price and (ii) not a Permitted Issuance.  To the extent that any Dilutive Issuance is at a discount greater than 3.50% to the Stock Issuance Reference Price, then, in determining the "aggregate price payable for the Purchaser Shares issued"

pursuant to item (Y) of the formula set forth in Section 3.8(d)(v), an amount equal to 3.50% of the Stock Issuance Reference Price shall be added to the aggregate price payable for the Purchaser Shares issued for purposes of such item (Y).

"Disclosure Letters" shall mean the Seller Disclosure Letter and the Purchaser Disclosure Letter.

"DTV" shall mean, with respect to Purchaser Shares, 25% of the daily trading volume of Purchaser Shares on its primary exchange during the regular trading session (and excluding pre-market and after-hours trading) on the applicable date.

"Due Date" shall mean, with respect to a Tax Return, the date on which such Tax Return is required to be filed with the relevant Governmental Authority, taking into account any extensions.

"Earn-Out Date" shall mean, for any Measurement Period, the first date in such Measurement Period where the Business Revenue for such Measurement Period is equal to or greater than the Target Revenue.

"ELX Technology Contract" shall mean the Amended and Restated Technology Services Agreement, dated as of March 28, 2012, by and between eSpeed Technology Services L.P. and ELX Futures L.P.

"Environmental Claim" shall mean any claim, action, cause of action, investigation or notice (written or oral) by any Person alleging potential Liability (including potential Liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the presence, Release or threatened Release of, or exposure to, any Hazardous Materials at any location, whether or not owned or operated by Sellers or any Acquired Subsidiary, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

"Environmental Laws" shall mean all federal, state, local and foreign laws and regulations relating to pollution or protection of the environment, including laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"Estimated Closing Date Statement" shall mean Parent's good-faith estimate of the Closing Date Statement.

"Ex-Date" shall mean with respect to any issuance or distribution, the first date on which the Purchaser Shares or other securities trade without the right to receive the issuance or distribution.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Excluded Taxes" shall mean, without duplication, (i) all Taxes imposed on any Seller or any of its Affiliates or any Acquired Subsidiary or attributable to the Business, in each case relating or attributable to a Pre-Closing Tax Period, (ii) all Taxes imposed on any Seller or any of its Affiliates or any Acquired Subsidiary under Section 1.1502-6 of the Treasury Regulations (and corresponding provisions of state, local or foreign Law) as a result of being a member of any federal, state, local or foreign affiliated, consolidated, unitary, combined or similar group for any taxable period ending on or before, or that includes, the Closing Date, (iii) Taxes of any Person imposed on any Acquired Subsidiary as a transferee or successor, by contract or pursuant to any Law as the result of transactions or events occurring at or prior to the Closing and (iv) all Transfer Taxes for which Parent is liable pursuant to Section 8.5.

"Federal Funds Rate" shall mean the offered rate as reported in The Wall Street Journal in the "Money Rates" section for reserves traded among commercial banks for overnight use in amounts of one million dollars or more on the Business Day immediately prior to the day on which a payment is due hereunder.

"First Off-The-Run" shall mean, with respect to a U.S. Treasury Security of a given term to maturity, subject to the second proviso in the definition of "Recently Announced or Issued or Re-Opened," any issued U.S. Treasury Security of such term to maturity that is the second most recently issued U.S. Treasury Security of such term to maturity; provided that any re-opening of any issued U.S. Treasury Security with the same terms shall not be considered a new issuance of such U.S. Treasury Security.

"First Quarter End Date" shall mean the last day of the first calendar quarter of Purchaser that ends after the Closing Date.

"Fully Electronic" shall mean, in respect of a transaction or marketplace, a transaction or marketplace where all sides of a trade (e.g., the sale from a customer to a central counterparty as well as the corresponding sale from the central counterparty to a customer) are executed without any individual who is acting on behalf of Sellers or their Affiliates having taken an action to have displayed a quotation or facilitate the intention to execute a transaction (e.g., accept an offer) in connection with such trade.

"Four Week ADTV" shall mean, with respect to Purchaser Shares, 25% of the average daily trading volume reported for such shares during the four calendar weeks preceding the week in which the sale is made on its primary exchange during the regular trading session (and excluding pre-market and after-hours trading).

"GAAP" shall mean U.S. generally accepted accounting principles as in effect as of the date hereof (except as otherwise expressly set forth herein).

"Governmental Authority" shall mean any national, federal, state, local, foreign or other judicial, legislative, executive, regulatory or administrative authority, agency, commission, board, court or any self-regulatory organization (solely in its capacity, and to the extent of its authority, as such) or arbitrator.

"Governmental Order" shall mean any statute, rule, regulation, judgment, decree, writ, stipulation, determination, award, decree, injunction or other order (whether temporary, preliminary or permanent) that a Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered.

"Hazardous Materials" shall mean any material, substance, chemical or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Environmental Law.

"Indebtedness" shall mean with respect to any Person, without duplication, all obligations, contingent or otherwise, in respect of (i) borrowed money, (ii) indebtedness evidenced by notes, debentures or similar instruments, (iii) capitalized lease obligations, (iv) the deferred purchase price of assets, services or securities (other than ordinary course trade accounts payable), (v) all letters of credit issued for the account of such Person to the extent drawn, (vi) reimbursement obligations, whether contingent or matured, with respect to bankers' acceptances, surety bonds, other financial guarantees and interest rate protection agreements (without duplication of other indebtedness supported or guaranteed thereby), (vii) interest, premium, penalties and other amounts owing in respect of the items described in the foregoing clauses (i) through (vi), and (viii) the guaranty of the Indebtedness of any other Person.

"Information Technology" shall mean any tangible or digital computer systems (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware) and telecommunications systems.

"Initial Earn-Out Number" shall mean a number equal to: (i) $32,266,667.00,  divided by (ii) the Reference Price.

"Intellectual Property" shall mean all intellectual property rights of any kind, including all:  (i) copyrights, whether or not registered, and registrations and applications for registration thereof; (ii) Patents; (iii) Marks; (iv) common law and statutory trade secrets and inventions, whether or not patentable and whether or not reduced to practice; (v) know-how, methodologies, processes and techniques, research and development information, technical data; (vi) Software; and (vii) all rights to sue for, recover and retain damages, costs and attorneys' fees for past, present, and future infringement, misappropriation or other violation of any of the foregoing.

"IRS" shall mean the Internal Revenue Service.

"Knowledge" shall mean, with respect to Sellers, the actual knowledge of the individuals set forth in Section 1.1(c) of the Seller Disclosure Letter after due inquiry, and, with respect to Purchaser, shall mean the actual knowledge of the individuals set forth in Section 1.1(c) of the Purchaser Disclosure Letter after due inquiry.

"Law" shall mean any law (including common law), ordinance, judgment, order, decree, injunction, statute, treaty, rule or regulation enacted or promulgated by any a Governmental Authority.

"Leased Real Property" shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, fixtures or other interest in real property.

"Leases" shall mean all leases, subleases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, pursuant to which the Leased Real Property is held or used.

"Liability" shall mean any Indebtedness, liability, commitment, obligation, claim or cause of action of any kind whatsoever, whether due or to become due, known or unknown, accrued or fixed, absolute or contingent, or otherwise.

"License Agreement" shall mean the License Agreement substantially in the form attached hereto as Exhibit B, to be entered into at the Closing.

"Licensed Intellectual Property" shall mean Intellectual Property licensed from third parties by Sellers or any of their Affiliates (including the Acquired Subsidiaries) (i) pursuant to a Contract that is included in the Acquired Assets or (ii) that will be provided to Purchaser pursuant to the Services Agreement.

"Lien" shall mean, with respect to any property, any lien, security interest, mortgage, pledge, hypothecation, assignment, claim, option, limitation on voting rights, right of pre-emption, right to acquire or trust arrangement for the purpose of providing security, restriction or encumbrance relating to that property, of any nature whatsoever, whether consensual, statutory or otherwise.

"Marks" shall mean any trademark, service mark, trade dress, trade name, business name, brand name, slogan, logo, Internet domain name, or other indicia of origin, whether or not registered, including all common law rights therein, and registrations and applications for registrations thereof, and all goodwill connected with the use of and symbolized by any of the foregoing.

"Measurement Period" shall mean each of fifteen periods, corresponding to each twelve (12) month period, beginning on the day following the First Quarter End Date and ending with the twelve (12) month period that ends fifteen (15) years after the First Quarter End Date.

"Non-Dilutive Cash Distribution" shall mean either (i) an Ordinary Dividend or (ii) a Non-Dilutive Extraordinary Dividend.

"Non-Dilutive Extraordinary Dividend" shall mean any cash dividend that satisfies all of the following: (i) such cash dividend is not an Ordinary Dividend, (ii) such cash dividend is in an amount equal to or less than three percent (3%) of the Current Market Capitalization of Purchaser Shares as of the announcement date for such cash dividend (iii) such cash dividend is made no more frequently than once in each of the three consecutive five-year periods following the Closing Date and (iv) such cash dividend is made no more frequently than two (2) years following the last cash dividend that was not an Ordinary Dividend.  If Purchaser distributes to holders of Purchaser Shares a cash dividend that would have been a Non-Dilutive Extraordinary Dividend but for the fact that such cash dividend is an amount greater than three percent (3%) of the Current Market Capitalization of Purchaser Shares as of the announcement date for such cash dividend, then an amount equal to 3.0% of the Current Market Capitalization, divided by the total number of Purchaser Shares entitled to receive such cash dividend, shall be deducted from “the amount of such cash” for purposes of item (FMV) of the formula set forth in Section 3.8(d)(vi).

"Ordinary Dividend" shall mean a dividend or distribution made in the ordinary course of business that (i) is exclusively in cash and (ii) when added together with all other ordinary dividends made during the last year prior to the record date of such dividend or distribution, is not greater than sixty percent (60%) of the yearly net income of Purchaser ("Yearly Net Income") per Purchaser Share, with such Yearly Net Income equal to four times the arithmetic average of the net income (determined in accordance with GAAP in effect as of the relevant date, but excluding any one-time, non-recurring or extraordinary charges, income, gains, losses or other items) of Purchaser for each of the eight most recently completed fiscal quarters prior to the record date of such dividend or distribution.   If Purchaser distributes to holders of Purchaser Shares a cash dividend that would have been an Ordinary Dividend but for the fact that such cash dividend is an amount greater than sixty percent (60%) of the Yearly Net Income per Purchaser Share as of the record date for such cash dividend, then an amount equal to sixty percent (60%) of the Yearly Net Income per Purchaser Share, multiplied by the total number of Purchaser Shares entitled to receive such cash dividend, shall be deducted from “the amount of such cash” for purposes of item (FMV) of the formula set forth in Section 3.8(d)(vi).  A change in the frequency or amount of a dividend, or any suspension or resumption of a dividend, shall not, in and of itself, cause a dividend to not be a dividend or distribution made in the ordinary course of business.

"Parent Benefit Plan" shall mean each deferred compensation and each bonus or other incentive compensation, equity compensation plan, "welfare" plan, fund or program (within the meaning of Section 3(1) of ERISA); "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by Parent or by any trade or business, whether or not incorporated, that together with Parent would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA (an "ERISA Affiliate"), or to which Parent, member of the Cantor Group or an ERISA Affiliate is party, whether written or oral, for the benefit of any Business Employee or

Business Consultant or any former employee or consultant who was employed or retained by Parent or any of its Subsidiaries primarily in the Business.

"Parent Group" shall mean Parent, Sellers and any Subsidiary of Parent or any Seller (other than an Acquired Subsidiary).

"Parent SEC Documents" shall mean all forms, documents and reports filed or furnished by Parent with the SEC between January 1, 2011 and the date of this Agreement.

"Patents" shall mean patents, patent applications and provisional applications, including reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof.

"Permits" shall mean all material licenses, franchises, permits, certificates, approvals or other similar authorizations used in or necessary for the conduct of the Business as conducted as of the date hereof and as of the Closing, and to own, lease or use the assets and properties owned, leased and used or in connection with the Business as of the date hereof and as of the Closing.

"Permitted Issuance" shall mean (i) any issuance of Purchaser Shares at a discount of not greater than 3.50% to the Stock Issuance Reference Price and (ii) any issuance of Purchaser Shares to the equityholders, employees or creditors of a Person being purchased or acquired (whether by merger, consolidation, reorganization, purchase of stock or similar transaction) by Purchaser or any of its Subsidiaries (regardless of the form of organization of such Person), or to the entity or entities (or equityholders, creditors or employees thereof) from which Purchaser or any of its Subsidiaries is purchasing or acquiring assets, in a transaction that is either (A) in the ordinary course consistent with historical transactions by Purchaser of such type or (B) consistent with market custom or practice for a transaction of such type.

"Permitted Lien" shall mean the following Liens:  (i) Liens expressly disclosed on the latest balance sheet included in the Business Financial Information; (ii) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable; (iii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other similar Liens imposed by Law and on a basis consistent with past practice and in the ordinary course of business of the Acquired Subsidiaries with respect to liabilities (other than Indebtedness) that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established and reflected, in accordance with GAAP, on the latest balance sheet included in the Business Financial Information; (iv) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with, to the extent required to be provided by Law, workers' compensation, unemployment insurance or other types of social security; (v) with respect to real property (A) defects or imperfections of title; (B) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances affecting title to real estate; (C) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; and (D) Liens not created by Parent or any Seller that affect the underlying fee interest of any leased real property, including master leases or ground leases and any set of facts that an accurate up-to-date survey would show; provided,  however, that (with respect to this clause (v) only) any such item does not, individually or in the aggregate with other such items, materially interfere with the ordinary conduct of the Business or materially impair the continued use and operation of such real property; and (vi) Liens deemed to be created by this Agreement or any Related Agreement.

"Person" shall mean any individual, corporation, business trust, partnership, association, limited liability company, unincorporated organization or similar organization, or any Governmental Authority.

"Pre-Closing Tax Period" shall mean any taxable period ending on or before the Closing Date and the portion of any Straddle Period that ends on the Closing Date.

"Prepaid Expenses" shall mean the expenses paid for, but not yet incurred, by Sellers or their Affiliates to the extent related to the Business and on the Closing Date Statement, such amounts to be calculated in accordance with GAAP, consistent with the Accounting Principles.

"Purchaser Disclosure Letter" shall mean the letter delivered by Purchaser to Parent concurrently with the execution of this Agreement.

"Purchaser Equity Plans" shall mean each plan of Purchaser providing for the grant of equity or equity-based compensation.

"Purchaser Material Adverse Effect" shall mean any change, event or effect that is, or would reasonably be, expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to perform its material obligations under this Agreement or the Related Agreements or to consummate the transactions contemplated hereby or thereby on a timely basis.

"Purchaser SEC Documents" shall mean all forms, documents and reports filed or furnished by Purchaser with the SEC between January 1, 2011 and the date of this Agreement.

"Purchaser Transaction Expenses" shall mean all legal, accounting, brokerage and finder's fees, if any, or other fees and expenses incurred on or prior to the Closing by Purchaser or any of its Affiliates in connection with this Agreement, the Related Agreements or the consummation of the transactions contemplated hereby or thereby.

"Recently Announced or Issued or Re-Opened" shall mean, with respect to any U.S. Treasury Security of a given term to maturity, each of the announced, but not yet issued, U.S. Treasury Security of such term to maturity and the most recently issued U.S. Treasury Securities of such term to maturity; provided that any re-opening of any issued U.S. Treasury Security with the same terms shall not be considered a new issuance of such U.S. Treasury Security;  provided,  further, that, for purposes of the definition of “Competing Business,” if the U.S. Department of Treasury shall issue any U.S. Treasury Security that matures on a particular year (a "New Issuance"), then any U.S. Treasury Security that (a) was issued by the U.S. Department of Treasury prior to such New Issuance and (b) matures on the same particular year as the New Issuance (regardless of whether such U.S. Treasury Security has the same term to maturity as the New Issuance) shall cease to be a Recently Announced or Issued or Re-Opened U.S. Treasury Security and, instead, shall become the First Off-The-Run U.S. Treasury Security for such particular year.

"Reference Price" shall mean the arithmetic average of the daily volume-weighted average price of one Purchaser Share on its primary exchange during the regular trading session (and excluding pre-market and after-hours trading) over the fifteen (15) trading days immediately preceding the Closing Date.

"Registration Rights Agreement" shall mean the Registration Rights Agreement substantially in the form attached hereto as Exhibit F, to be entered into at the Closing.

"Regulatory Agreement" shall mean any agreement, consent agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or any order by, or any supervisory letter from, any Governmental Authority.

"Related Agreements" shall mean the Services Agreement, the License Agreement and the Registration Rights Agreement.

"Release" shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

"Retained Claim" shall mean any claim, cause of action, defense, right of offset or counterclaim, or settlement agreement (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) relating to any of the Acquired Assets and in respect of the period prior to the Closing, and that satisfies at least one of the following: (a) such claim, cause of action, defense, right or settlement was asserted no later than twenty (20) Business Days after the Closing Date, (b)  such claim, cause of action, defense, right or settlement would be available to any Seller or any of its Affiliates in response to a claim or cause of action asserted by a third party against Seller or any of its Affiliates (whether such claim or cause of action was made by such third party prior to or after the Closing), (c) such claim, cause of action, defense, right or settlement relates to any Intellectual Property matter or (d) such claim, cause of action, defense, right or settlement relates to a breach by a third party under an Acquired Contract, and Sellers did not have Knowledge as of the Closing of the underlying facts of such breach.

"SEC" shall mean the U.S. Securities and Exchange Commission.

"Seller Disclosure Letter" shall mean the letter delivered by Sellers to Purchaser concurrently with the execution of this Agreement.

"Seller Transaction Expenses" shall mean all legal, accounting, brokerage and finder's fees, if any, or other fees and expenses incurred on or prior to the Closing by Sellers, the Business or the Acquired Subsidiaries in connection with this Agreement, the Related Agreements or the consummation of the transactions contemplated hereby or thereby.

"Services Agreement" shall mean the Services Agreement substantially in the form attached hereto as Exhibit A, to be entered into at the Closing.

"Shared Intellectual Property" shall mean any and all Intellectual Property (other than Patents and Marks), if any, that is (i) owned (whether beneficially or of record) by Seller or any of its Affiliates (other than the Acquired Subsidiaries) as of the Closing; (ii) used in Seller's or any of its Affiliates' businesses and used in the Business as of the date hereof; and (iii) not included in the Acquired Intellectual Property.

"Shared Patents" shall mean any and all Patents, if any, that (i) are owned (whether beneficially or of record) by Seller or any of its Affiliates (other than the Acquired Subsidiaries) or any member of the Cantor Group, in each case as of the Closing, (ii) include claims that are infringed by, or are capable of being infringed by, activities conducted within the field of use of the Business, U.S. Treasury Security transactions (and not derivatives thereon (e.g., U.S. Treasury Security futures and U.S. dollar interest rate swaps) or bond transactions that trade on a yield spread to a U.S. Treasury Security) and (iii) are not included in the Acquired Intellectual Property.

"Software" shall mean computer software, including all programs, applications, middleware and operating systems (whether in object code, source code form) and documentation related thereto.

"Standalone Transactions" shall mean agreements to purchase or sell and promptly take or make delivery of units of a single and particular U.S. Treasury Security, where such agreements are not conditioned on a repurchase obligation of such U.S. Treasury Security or the simultaneous execution of any other transaction involving another security or financial instruments.

"Stock Issuance Reference Price" shall mean, with respect to any issuance of Purchaser Shares, the most recent closing price of Purchaser Shares prior to entry into a binding agreement for the sale of such Purchaser Shares.

"Straddle Period" shall mean any taxable period that begins on or before and ends after the Closing Date.

"Subsidiary" shall mean, with respect to any Person, any other Person of which such first Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person.

"Tangible Personal Property" shall mean machinery, equipment, hardware, furniture, fixtures, Information Technology and all other tangible personal property, it being understood that Tangible Personable Property shall not include any Intellectual Property.

"Target Revenue" shall mean, for each Measurement Period, $25,000,000; provided that, in the event that Purchaser or any of its consolidated Subsidiaries sells or disposes of, whether in one or more transactions, directly or indirectly (whether as a result of a sale, offering, spin-off, split-off or otherwise), any assets that produce Business Revenue, then the Target Revenue shall be  reduced by an amount equal to the product of (A) the lesser of (x) two (2) times the Target Revenue Fraction or (y) ninety-nine percent (99%) multiplied by (B) the Target Revenue in effect prior to such sale or disposition.

"Target Revenue Fraction" shall mean, for any such sale or disposition of any assets which produce Business Revenue, a fraction, (a) the numerator of which is the Business Revenue attributable to the assets to be sold or disposed of, and (b) the denominator of which is the Business Revenue of Purchaser and its consolidated Subsidiaries, including such portion of Business Revenue attributable to the assets to be sold or disposed of, in each of cases (a) and (b), for the four most recently completed fiscal quarters prior to such sale or disposition.

"Tax Item" shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or comparable provisions of state, local or foreign tax Law) resulting from a change in accounting method.

"Tax Proceeding" shall mean any Tax audit, contest, suit, litigation, defense, investigation, claim or other proceeding with or against any Governmental Authority.

"Tax Return" shall mean any return, declaration, report, claim for refund, information return or similar statement filed or required to be filed with respect to any Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Taxes" shall mean any and all taxes, assessments, customs, duties, levies, fees, tariffs, imposts, deficiencies and other governmental charges of any kind whatsoever including any income, alternative or add-on minimum, gross receipts, sales, use, transfer, gains, value added, goods and services, ad valorem, franchise, profits, license, withholding, payroll, direct placement, employment, excise, severance, stamp, procurement, occupation, premium, property, escheat, environmental or windfall profit tax, custom, duty or other tax, together with any interest, additions or penalties with respect thereto.

"Transfer Taxes" shall mean all documentary, sales, use, real property transfer, real property gains, registration, value added, transfer, stamp, recording and similar Taxes, fees and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with the transactions contemplated by this Agreement.

"Treasury Regulations" shall mean the Treasury Regulations promulgated under the Code.

"U.S. Treasury Securities" shall mean any floating rate note, bond, note, treasury inflation-protected security (as defined by the U.S. Department of Treasury) ("TIPS"), treasury bill (as defined by the U.S. Department of Treasury) ("Bill") or other security issued or to be issued by the U.S. Department of Treasury; provided that, for purposes of the definition of (i) "Business," U.S. Treasury Securities shall only include such securities issued by the U.S. Department of Treasury with respect to which Sellers shall have for the last twelve (12) months prior to the date hereof operated a Fully Electronic active transparent central limit order book and (ii) "Competing Business," U.S. Treasury Securities shall exclude TIPS and Bills.

Section 1.2  Construction; Absence of Presumption.

(a)                  For the purposes of this Agreement: (i) words (including capitalized terms defined herein) in the singular shall be deemed to include the plural and vice versa and words (including capitalized terms defined herein) of one gender shall be deemed to include the other gender as the context requires; (ii) the terms "hereof," "herein," "hereby" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits and Annexes) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit and Annex references are to the Articles, Sections, paragraphs, Exhibits and Annexes of or to this Agreement unless otherwise specified; (iii) the word "including" and words of similar import when used in this Agreement shall mean "including without limitation" unless the context otherwise requires or unless otherwise specified; (iv) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; and (v) the use of "or" is not intended to be exclusive unless expressly indicated otherwise.

(b)                  The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that no rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall be employed in the interpretation of this Agreement (including all of the Exhibits and Annexes) or any amendments hereto.

(c)                  The Parties acknowledge and agree that to the extent that there is a conflict between any (i) general provision of this Agreement and (ii) provision specifically relating to Tax matters, the terms of the specific Tax provision shall control.

(d)                  For any provision of this Agreement requiring a trading price of Purchaser Share for a particular date or period, such price or prices shall be as reported by Bloomberg L.P., for each such trading day on Bloomberg page "NDAQ UQ <Equity> AQR" (or any appropriate successor Bloomberg page).

Section 1.3  Headings; Definitions.  The Article and Section headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.1  Purchase and Sale of Assets.

(a)                  Acquired Assets.  Upon the terms and subject to the provisions and conditions of this Agreement, at the Closing, the applicable Seller shall,  or shall cause its applicable Affiliate to, sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase, acquire and accept from such applicable Seller or Affiliate, all of such Person's right, title and interest as of the Closing in (1) those assets set forth in Section 2.1(a) of the Seller Disclosure Letter, (2) all Intellectual Property (other than Patents and Marks)  primarily used, or held primarily for use in, the operation of the Business and (3) all of the assets exclusively used, or held exclusively for use, in the operation of the Business (other than in each of cases (2) and (3), any Excluded Assets), including:

(i)                  (A) one hundred percent (100%) of the equity interest in eSpeed Technology Services, L.P. and eSpeed Technology Services Holdings, LLC (the "TSA Entities"); and (B) one hundred percent (100%) of the equity interest in Kleos Managed Services, L.P. and Kleos Managed Services Holdings, LLC (together, the "Kleos Entities" and together with the TSA Entities, the "Acquired Subsidiaries" and the equity described in this clause Section 2.1(a)(i), the "Acquired Subsidiary Equity");

(ii)                (A) each Contract set forth on Section 2.1(a)(ii) of the Seller Disclosure Letter, if related exclusively to the Business, then in its entirety, and if not related exclusively to the Business, then only with respect to (and preserving the meaning of) those portions of it that relate to the Business; and (B) any Contract executed after the date of this Agreement and prior to the Closing and executed in compliance with Section 6.1(b), if related exclusively to the Business, then in its entirety, and if not related exclusively to the Business, then only with respect to (and preserving the meaning of) those portions of it that relate to the Business (collectively, such Contracts or portion of such Contracts, as the case may be, the "Acquired Contracts"); provided, that Sellers may update Section 2.1(a)(ii) of the Seller Disclosure Letter no later than two (2) Business Days prior to the Closing Date to account for Contracts that were entered into in compliance with Section 6.1(b)(vii) and Section 6.1(b)(viii) and to account for any Contracts that have terminated after the date of this Agreement and prior to the Closing Date in accordance with their terms;

(iii)              the Leased Real Property set forth on Section 2.1(a)(iii) of the Seller Disclosure Letter (the "Acquired Leased Real Property");

(iv)                subject to the license granted pursuant to Section 6.16, the Intellectual Property set forth on Section 2.1(a)(iv) of the Seller Disclosure Letter and subject to the grant of the license pursuant to Section 6.12, the Business Marks  (collectively with Section 2.1(a)(2), the "Acquired Intellectual Property");

(v)                  the Tangible Personal Property set forth on Section 2.1(a)(v) of the Seller Disclosure Letter; provided, that Sellers may update Section 2.1(a)(v) of the Seller Disclosure Letter no later than two (2) Business Days prior to the Closing Date to account for Tangible Personal Property that has been replaced in the Ordinary Course after the date of this Agreement and prior to the Closing Date;

(vi)                the Employment Agreements set forth in Section 2.1(a)(vi) of the Seller Disclosure Letter (the "Assumed Employment Agreements") and the Consulting Agreement set forth in Section 2.1(a)(vi) of the Seller Disclosure Letter (the "Assumed Consulting Agreement");

(vii)              all Prepaid Expenses and all Commissions Receivables;

(viii)            all property and casualty insurance proceeds received or receivables in connection with (A) the loss or destruction of any asset or property that would have been included in the Acquired Assets but for such loss or destruction and (B) any damage to any of the Acquired Assets, other than such proceeds used to purchase replacement assets or properties that are included in the Acquired Assets;

(ix)                all claims, causes of action, defenses and rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) relating to any of the Acquired Assets or Assumed Liabilities, other than any Retained Claim;

(x)                  goodwill of the Business; and

(xi)                a copy of all books, records, ledgers, files, documents, correspondence, lists (including customer lists), studies and reports and other printed or written materials (whether in hard copy or electronic form), in each case, to the extent exclusively related to the Business.

All assets set forth in this Section 2.1(a) are collectively referred to as the "Acquired Assets."

(b)                  Excluded Assets.  The Acquired Assets shall not include any asset, right or interest other than those set forth in Section 2.1(a), and the Parties acknowledge and agree that Sellers and their Affiliates shall retain the following assets, rights and interests (collectively, the "Excluded Assets"):

(i)                  all assets used in connection with Sellers' corporate functions (including the corporate charter, taxpayer and other identification numbers, seals, minute books and stock transfer books), whether or not used for the benefit of the Business;

(ii)                subject to Section 2.1(a)(viii), all cash and cash equivalents and all rights in any bank accounts of any Seller or any of its Affiliates;

(iii)              other than the Prepaid Expenses and the Commissions Receivables, all current assets, billed and unbilled accounts and accounts and notes receivable, prepaid insurance premiums and all insurance policies of any Seller or any of its Affiliates;

(iv)                any Parent Benefits Plans (other than Assumed Employment Agreements or Assumed Consulting Agreement);

(v)                  all accounting records, Tax records, Tax Returns and Tax work papers of any Seller or any of its Affiliates;

(vi)                subject to the license granted pursuant to Section 6.11, the Shared Patents and the Shared Intellectual Property;

(vii)              all Retained Claims;

(viii)            all Permits;

(ix)                all rights of any Seller or any of its Affiliates (other than the Acquired Subsidiaries) under this Agreement or any Related Agreement; and

(x)                  loans of Seller or its Affiliates to Business Employees, including those set forth on Section 2.1(b)(x) of the Seller Disclosure Letter.

Section 2.2  Assumed Liabilities; Excluded Liabilities.

(a)                  Assumed Liabilities. On the Closing Date, Purchaser shall assume, become responsible for and agree to pay, perform and discharge as they become due, from and after the Closing, only the following Liabilities of Sellers and their Affiliates, as applicable, other than the Excluded Liabilities (collectively, the "Assumed Liabilities"):

(i)                  all Liabilities arising after the Closing under or resulting from any of the Acquired Contracts, the Acquired Leased Real Property, the Acquired Intellectual Property or any other Acquired Asset (excluding any Liabilities arising out of, relating to or resulting from any breach of any Acquired Contract or the Acquired Lease occurring on or prior to the Closing);

(ii)                all Liabilities  relating to any Continuing Business Employee assumed by Purchaser pursuant to Section 6.10;

(iii)              all Liabilities for Taxes imposed with respect to, arising out of or relating to the Acquired Assets, the Assumed Liabilities or the Business other than Excluded Taxes;

(iv)                all Liabilities for Transfer Taxes assumed by Purchaser pursuant to Section 8.5; and

(v)                  all Accrued Expenses and Deferred Revenue.

(b)                  Excluded Liabilities.  The Assumed Liabilities shall not include any Liabilities other than those set forth in clauses (i) through (v) of Section 2.2(a), and the Parties acknowledge and agree that Purchaser and its Affiliates will not assume or be liable for any of the following Liabilities, and Sellers and their Affiliates, as applicable, shall retain all such Liabilities (collectively, the "Excluded Liabilities"):

(i)                  any Indebtedness of Sellers or  their Affiliates;

(ii)                all Liabilities for which any Seller or any of its Affiliates expressly has responsibility pursuant to the terms of this Agreement or the Related Agreements;

(iii)              all Liabilities of Sellers or their Affiliates to the extent related to the Excluded Assets;

(iv)                all Excluded Taxes; and

(v)                  Liabilities of Sellers and their Affiliates under, relating to or resulting from Parent Benefit Plans (other than Assumed Employment Agreements and the Assumed Consulting Agreement) and Liabilities relating to Business Employees or Business Consultants, except to the extent set forth in Section 2.2(a)(ii).

Section 2.3  Purchase and Sale of the Acquired Subsidiary Equity.  The Parties acknowledge that, in order to facilitate the proper transfer of the Acquired Assets to Purchaser, Sellers and their Affiliates may, after consulting with Purchaser in good faith and reasonably considering Purchaser's views, transfer some or all of the Acquired Assets and Assumed Liabilities to one or more of the Acquired Subsidiaries.  In such case, each Acquired Asset or Assumed Liability so transferred to an Acquired Subsidiary shall not be transferred to Purchaser pursuant to Section 2.1(a) or Section 2.2(a), respectively, but instead shall be transferred to Purchaser by virtue of the transfer of the Acquired Subsidiary Equity.  In such circumstances, upon the terms and subject to the provisions and conditions of this Agreement, at the Closing, the applicable Seller shall sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase, acquire and accept from the applicable Seller, all of the Acquired Subsidiary Equity, free and clear of all Liens (other than restrictions on transfers of securities imposed by applicable federal or state securities Laws), which Acquired Subsidiary Equity shall constitute, and will constitute as of the Closing, all of the equity interests of each of the Acquired Subsidiaries.

Section 2.4  Allocation of Purchase Price.  Within sixty (60) days following the Closing, Purchaser shall prepare a draft allocation of the consideration, as determined for U.S. federal income Tax purposes, among the Acquired Assets in accordance with Section 1060 of the Code and the Treasury Regulations (the "Initial Allocation").  If Parent does not object to the Initial Allocation within thirty (30) days of receipt, the Initial Allocation shall be deemed to have been accepted and agreed upon. If Parent objects to the Initial Allocation, it shall notify Purchaser of such disputed item (or items) and the basis for its objection, and Purchaser and

Parent shall endeavor to resolve any such dispute.  If Parent and Purchaser are unable to resolve such dispute, the disputed item(s) shall be submitted to the Accountant for resolution in a manner in accordance with Section 3.7(b).  The Initial Allocation, as may be adjusted pursuant to this Section 2.4, shall be the "Final Allocation."  Each of Parent and Purchaser and their respective Affiliates shall report and file Tax Returns and shall act, in all respects and for all Tax purposes in a manner consistent with the Final Allocation, and neither Parent nor Purchaser shall take any position (whether in audits, Tax Returns, or otherwise) which is inconsistent with the Final Allocation, except as required by a "determination" within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign Law).

ARTICLE III

THE CLOSING, POST-CLOSING ADJUSTMENTS AND THE EARN-OUT

Section 3.1  Closing.   The closing of the transactions provided for in this Agreement (the "Closing") shall take place (a) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, 10036 at 10:00 a.m., New York City time, five (5) Business Days after the last of the conditions required to be satisfied pursuant to Article VII is either satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived (if permissible) or (b) at such other place, time or date as the Parties shall agree upon in writing; provided,  however, that (A) if prior to the three-(3)-month anniversary of the date of this Agreement, all of the conditions required to be satisfied pursuant to Article VII are either satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived (if permissible), but Purchaser does not yet own a broker-dealer contemplated by Section 6.21, then Purchaser shall have a right to delay the Closing until the earlier of (i) five (5) Business Days after the date on which Purchaser owns such a  broker-dealer and (ii) the three-(3)-month anniversary of the date of this Agreement; provided that from and after the date on which Purchaser has exercised its right to delay the Closing, the condition set forth in Section 7.2(a) and, insofar as it relates to Section 7.2(a), the condition set forth in Section 7.2(d) shall both thereafter be deemed to have been satisfied for all purposes of this Agreement and Purchaser shall thereafter cease to have a right to terminate this Agreement pursuant to Section 9.1(e) for any breach of any representation or warranty; and (B) if applicable Law shall prohibit, until the condition set forth in Section 7.1(a) shall have been satisfied, Sellers from providing to Purchaser pursuant to Section 6.2(a) information relating to the Business necessary or appropriate for Purchaser to operate the Business as of the Closing, then Purchaser or Sellers shall have the right to delay the Closing to the extent necessary (due to the delay in receiving such information), but in no event more than ten (10) Business Days after the date on which the Closing would otherwise occur pursuant to this sentence.  The date on which the Closing is to occur is referred to herein as the "Closing Date."

Section 3.2  Preliminary Information.  (a) At least three (3) Business Days prior to the Closing Date, Parent, on behalf of Sellers, shall deliver to Purchaser written instructions designating the account or accounts to which the Closing Purchase Price shall be deposited by federal funds wire transfer on the Closing Date and (b) five (5) Business Days prior to the Closing Date, Parent, on behalf of Sellers, shall deliver to Purchaser the Estimated Closing Date Statement and a certificate of an appropriate officer of Parent providing a good-faith estimate of the Adjustment Amount (the "Estimated Adjustment Amount"), together with such reasonably detailed data appropriate to support such Estimated Closing Date Statement and Estimated Adjustment Amount.  The Estimated Adjustment Amount shall be prepared in accordance with GAAP, consistent with the Accounting Principles.

Section 3.3  Closing Purchase Price.  The "Closing Purchase Price" shall be equal to (a) seven hundred fifty million dollars ($750,000,000) in cash plus (b) the Estimated Adjustment Amount.

Section 3.4  Sellers' Deliveries at Closing.  At the Closing, Parent, on behalf of Sellers and their applicable Affiliates, shall deliver to Purchaser:

(a)                  an equity transfer and assignment agreement for the Acquired Subsidiary Equity, substantially in the form attached hereto as Exhibit D;

(b)                  to the extent any Acquired Asset (other than Acquired Subsidiary Equity or Acquired Intellectual Property) or Assumed Liability is not held by an Acquired Subsidiary, an assignment and assumption agreement substantially in the form attached hereto as Exhibit C to effect the transactions described in Section 2.2 with respect to such Acquired Asset or Assumed Liability;

(c)                  to the extent that any Acquired Intellectual Property is not held by an Acquired Subsidiary, an assignment and assumption agreement substantially in the form attached hereto as Exhibit E to effect the transactions described in Section 2.2 with respect to such Acquired Intellectual Property;

(d)                  the Services Agreement, duly executed;

(e)                  the License Agreement, duly executed;

(f)                  the Registration Rights Agreement, duly executed;

(g)                  the resignations of the officers and directors of the Acquired Subsidiaries;

(h)                  the officer's certificate required pursuant to Section 7.2(d); and

(i)                  a duly executed certificate of non-foreign status (a "FIRPTA Certificate") from each Person treated as the owner of Acquired Assets for U.S. federal income tax purposes that is selling Acquired Assets (including each Seller) certifying that such Person is not a foreign Person within the meaning of Section 1445(f)(3) of the Code, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B).  Notwithstanding anything to the contrary contained herein, if any Person required to do so under this Section 3.4(i) fails to provide to Purchaser a FIRPTA Certificate, Purchaser shall be entitled to withhold from the Closing Purchase Price and/or any Earn-Out Issuance the amount required to be withheld pursuant to Section 1445 of the Code and the Treasury Regulations.

Section 3.5  Purchaser's Deliveries at Closing.  At the Closing, Purchaser shall deliver to BGC US, on behalf of Sellers, or at Parent's request to the applicable Sellers directly (in each case consistent with Section 3.2 hereof):

(a)                  an amount equal to the Closing Purchase Price to be paid by Purchaser by federal funds wire transfer of immediately available funds to the account or accounts designated pursuant to Section 3.2;

(b)                  an equity transfer and assignment agreement for the Acquired Subsidiary Equity, substantially in the form attached hereto as Exhibit D;

(c)                  to the extent that any Acquired Asset (other than Acquired Subsidiary Equity or Acquired Intellectual Property) or Assumed Liability is not held by an Acquired Subsidiary, an assignment and assumption agreement substantially in the form attached hereto as Exhibit C to effect the transactions described in Section 2.2 with respect to such Acquired Asset or Assumed Liability;

(d)                  to the extent that any Acquired Intellectual Property is not held by an Acquired Subsidiary, an assignment and assumption agreement substantially in the form attached hereto as Exhibit E to effect the transactions described in Section 2.2 with respect to such Acquired Intellectual Property;

(e)                  the Services Agreement, duly executed;

(f)                  the License Agreement, duly executed;

(g)                  the Registration Rights Agreement, duly executed; and

(h)                  the officer's certificate required pursuant to Section 7.3(d).

Section 3.6  Proceedings at Closing.  All proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed and delivered simultaneously, and, except as permitted hereunder, no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

Section 3.7  Post-Closing Adjustment.

(a)                  Not later than ninety (90) days after the Closing Date or such other time as is mutually agreed by the Parties, Purchaser shall prepare or cause to be prepared, and deliver to Parent a revised Closing Date Statement and a revised statement of the Adjustment Amount as of the Closing Date (the "Revised Adjustment Amount"), together with such reasonably detailed data appropriate to support such revised Closing Date Statement and Revised Adjustment Amount.  The Revised Adjustment Amount shall be prepared in accordance with GAAP, consistent with the Accounting Principles.  In connection with the preparation of such revised Closing Date Statement and the calculation of the Revised Adjustment Amount, Sellers shall:

(A) provide Purchaser and its Affiliates (including the Acquired Subsidiaries) and their authorized representatives with reasonable access, during normal business hours, upon reasonable notice and without unreasonably interfering with Sellers' operations of their businesses, to the relevant books, records and facilities of the Business and the relevant employees, consultants and representatives of Parent or its Affiliates who were involved in the preparation of the Closing Date Statement and Revised Adjustment Amount; and (B) cooperate in good faith with Purchaser and its Affiliates (including the Acquired Subsidiaries) and their authorized representatives, in each case, as reasonably requested by Sellers to evaluate, assess and prepare the Closing Date Statement and Revised Adjustment Amount.

(b)                  For thirty (30) days following the delivery of the Revised Adjustment Amount, Purchaser shall provide Sellers and their Affiliates and their authorized representatives with reasonable access to the relevant books, records, facilities, employees and representatives of Purchaser reasonably requested by Sellers to evaluate and assess the preparation of the revised Closing Date Statement and the calculation of the Revised Adjustment Amount.

(c)                  Within thirty (30) days following receipt of the Revised Adjustment Amount, Parent shall deliver to Purchaser in writing either its (i) agreement as to the calculation of the Revised Adjustment Amount or (ii) dispute thereof, specifying in reasonable detail the nature of its dispute.  To be effective, any such notice of dispute shall include a copy of the Revised Adjustment Amount, marked to indicate those specific line items that are in dispute (the "Disputed Line Items") and shall be accompanied by Parent's calculation of the Revised Adjustment Amount.  In the event that Parent does not provide a notice of dispute within such thirty (30) day period, Parent, on behalf of Sellers, shall be deemed to have accepted in full the Revised Adjustment Amount as prepared by Purchaser, which shall be final and binding for the purposes hereunder.  During the thirty (30) days after the delivery of such dispute notice to Purchaser, Purchaser and Parent shall attempt in good faith to resolve any such dispute and finally determine the final Adjustment Amount.  If, at the end of such thirty (30)-day period, Purchaser and Parent have failed to reach agreement with respect to the final Adjustment Amount, the matter shall be submitted to KPMG LLP, which shall act as arbitrator.  If KPMG LLP is unable to serve, Purchaser and Parent shall jointly select another nationally recognized accounting firm that is not the independent auditor for either Parent or Purchaser and is otherwise neutral and impartial; provided,  however, that if Parent and Purchaser are unable to select such other accounting firm within thirty (30) days after delivery of written notice of a disagreement, each of Purchaser and Parent shall cause its respective selected nationally recognized accounting firm to select another firm meeting the requirements set forth above or a neutral and impartial certified public accountant with significant relevant experience.  The accounting firm or accountant so selected shall be referred to herein as the "Accountant."  The Accountant shall determine the final Adjustment Amount in accordance with the terms and conditions of this Agreement.  In making such determination, the Accountant may only consider Disputed Line Items and must resolve the matter in accordance with the terms and provisions of this Agreement; provided that the determination of the Accountant will neither be more favorable to Purchaser than reflected in the Closing Date Statement or the Revised Adjustment Amount nor more favorable to Parent than reflected in Parent's dispute notice.  The Accountant shall deliver to Parent and Purchaser, as promptly as practicable and in any event within thirty (30) days after its appointment, a written report setting forth the resolution of the final

Adjustment Amount.  Such report shall be final and binding upon the Parties to the fullest extent permitted by applicable Law and may be enforced in any court having jurisdiction.  Each of Purchaser and Parent shall bear all the fees and costs incurred by it in connection with this arbitration, except that all fees and expenses relating to the foregoing work by the Accountant shall be borne by Purchaser, on the one hand, and Parent, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Accountant, which proportionate allocation will also be determined by the Accountant and be included in the Accountant's written report.

(d)                  On the second (2nd) Business Day after Purchaser and Parent agree to the final Adjustment Amount (or after Purchaser and Parent receive notice of any final determination of the final Adjustment Amount pursuant to the procedures set forth in Section 3.7(c)), then (i) if the final Adjustment Amount shall exceed the Estimated Adjustment Amount, then Purchaser shall pay to Sellers an amount of cash equal to such excess and (ii) if the Estimated Adjustment Amount shall exceed the final Adjustment Amount, then Sellers shall pay to Purchaser an amount of cash equal to such excess, in each of cases (i) and (ii), plus interest on such amount from the Closing Date up to but excluding the date on which such payment is made at a rate per annum equal to the Federal Funds Rate as of the Closing Date, calculated on the basis of a year of three hundred sixty (360) days and the actual number of days elapsed.  Any such payment shall be made by federal funds wire transfer of immediately available funds to the account(s) of the Party entitled to receive such payment, which account(s) shall be identified by Purchaser to Parent or by Parent, on behalf of Sellers, to Purchaser, as the case may be, not less than two (2) Business Days prior to the date such payment would be due.

Section 3.8  Earn-Out.

(a)                  Earn-Out.    As additional consideration for the Acquired Assets, following the Closing, in accordance with Section 3.8(b) and subject to Sections 3.8(c) and 3.8(d), Purchaser shall issue to BGC US a number of Purchaser Shares equal to the Earn-Out Number (each, an "Earn-Out Issuance") for each Measurement Period in which an Earn-Out Date occurs.  Each Earn-Out Issuance shall consist of Purchaser Shares that have been duly authorized, validly issued, fully paid and non-assessable, and shall be free and clear of all Liens (other than those Liens imposed by applicable federal or state securities Laws, those set forth in Purchaser's Restated Certificate of Incorporation, in effect as of the date hereof, and those pursuant to Section 3.8(g) of this Agreement).

(b)                  Earn-Out Statements.

(i)                  With respect to each Measurement Period in which an Earn-Out Date occurs, Purchaser shall make an Earn-Out Issuance within five (5) days of the earlier of (A) the date on which Purchaser shall be required to file, and (B) the date on which Purchaser shall have filed, its Form 10-Q quarterly report or Form 10-K annual report, as applicable, in respect of the fiscal quarter in which the Earn-Out Date occurred. With respect to each Measurement Period, in the event that Purchaser determines that no Earn-Out Date occurred, within five (5) days of the earlier of (A) the date on which Purchaser shall be required to file, and (B) the date on which Purchaser shall have filed, its Form 10-Q quarterly report or Form 10-K annual report, as applicable, in respect of the fiscal quarter corresponding to such Measurement Period, Purchaser shall deliver to Parent a statement that sets forth in reasonable detail its calculation of the Business Revenue for such Measurement Period (such statement, the "Earn-Out Statement"); it being understood and agreed that Purchaser shall have no obligation to deliver any Earn-Out Statement for any fiscal quarter in a Measurement Period in which an Earn-Out Issuance has been made.  With respect to each Measurement Period, if Purchaser fails to deliver the Earn-Out Statement on the date on which it is due pursuant to the prior sentence (the "Earn-Out Statement Deadline"), then an Earn-Out Date shall be deemed to have occurred with respect to such Measurement Period, and Purchaser shall make an Earn-Out Issuance with respect to such Measurement Period within five (5) days following the Earn-Out Statement Deadline.  Each Earn-Out Statement shall provide all reasonable backup calculations necessary to arrive at Purchaser's calculation of the Business Revenue set forth on such Earn-Out Statement for such Measurement Period and such backup calculations shall be certified by the corporate controller of Purchaser as having been calculated in accordance with the terms of this Agreement.

(ii)                With respect to any Measurement Period in which the Purchaser determines that no Earn-Out Date occurred, Purchaser shall, and shall cause its Affiliates to, keep complete and accurate records in reasonably sufficient detail to enable Purchaser, Parent and Sellers to calculate the Business Revenue for such Measurement Period.   With respect to each Measurement Period in which the Purchaser determines that no Earn-Out Date occurred, Purchaser shall provide Parent, Sellers and their respective Affiliates and their authorized representatives with access, during normal business hours, upon reasonable notice and without unreasonably interfering with Purchaser's operation of its businesses (including the Business), to all books, records, facilities, employees and representatives of Purchaser reasonably requested by Parent, Sellers and their respective Affiliates to evaluate and assess the calculation of Business Revenue, including using commercially reasonable efforts to cause Purchaser's accountants to cooperate and assist Parent, Sellers and their respective Affiliates and their respective representatives in evaluating the calculation of Business Revenue.

(iii)              Within thirty (30) days of the receipt of the Earn-Out Statement for the applicable Measurement Period, Parent may deliver to Purchaser in writing its dispute of such Earn-Out Statement, specifying in reasonable detail the nature of its dispute.  During the thirty (30) days after the delivery of such dispute notice to Purchaser, Purchaser and Parent shall attempt in good faith to resolve any such dispute and finally determine the Business Revenue for such Measurement Period.  If, at the end of such thirty (30) day period, Purchaser and Parent have failed to reach agreement with respect to the Business Revenue for such Measurement Period, then the matter shall be submitted to the Accountant, which shall act as arbitrator. The Accountant shall determine the Business Revenue for such Measurement Period in accordance with the terms and conditions of this Agreement.  The Accountant shall deliver to Parent and Purchaser, as promptly as practicable and in any event within thirty (30) days after its appointment, a written report setting forth the resolution of the Business Revenue for such Measurement Period.  Such report shall be final and binding upon the Parties to the fullest extent permitted by applicable Law and may be enforced in any court having jurisdiction.  Each of Purchaser and Parent shall bear all the fees and costs incurred by it in connection with this arbitration, except that all fees and expenses relating to the foregoing work by the Accountant shall be borne by the Party that does not prevail on the matters resolved by the Accountant.

(iv)                On the second (2nd) Business Day after Purchaser and Parent agree on the Business Revenue for any Measurement Period (or after Purchaser and Parent receive notice of any final determination of the Business Revenue for such Measurement Period pursuant to the procedures set forth in Section 3.8(b)(iii)), then if the Business Revenue for such Measurement Period equals or exceeds the Target Revenue, then Purchaser shall make the Earn-Out Issuance to BGC US for such Measurement Period.

(c)                  Acceleration Events.  If any Acceleration Event has occurred, Purchaser shall issue to BGC US, no later than the date on which such Acceleration Event has occurred, a number of Purchaser Shares equal to the Acceleration Issuance Number (an "Acceleration Issuance").  An Acceleration Issuance shall consist of Purchaser Shares that have been duly authorized, validly issued, fully paid and non-assessable, and shall be free and clear of all Liens (other than those Liens imposed by applicable federal or state securities Laws,  those set forth in Purchaser's Restated Certificate of Incorporation and those pursuant to Section 3.8(g) of this Agreement).  If an Acceleration Issuance shall have occurred, then Purchaser shall have no further obligations pursuant to Section 3.8(a) and (b), other than any obligation of Purchaser to make an Earn-Out Issuance for a Measurement Period that has occurred prior to the date of the Acceleration Event.

(d)                  Adjustment of Earn-Out Number for Anti-Dilution.

(i)                  Earn-Out Number.  The "Earn-Out Number" shall mean the Initial Earn-Out Number, as it may be adjusted (if at all) pursuant to the remaining provisions of this Section 3.8(d); provided that, if more than one subsection of this Section 3.8(d) is applicable to a single event, the subsection shall be applied that produces the largest adjustment and no single event shall cause an adjustment under more than one subsection of this Section 3.8(d) so as to result in duplication.  Any adjustments pursuant to this Section 3.8(d) shall be made successively whenever an event referred to herein shall occur.

(ii)                Adjustments for Stock Dividends and Distributions.  If Purchaser pays dividends or makes other distributions on Purchaser Shares in the form of Purchaser Shares, then the Earn-Out Number in effect immediately prior to the Ex-Date for such dividend or distribution will be multiplied by the following fraction:

OS1/OS0, where
OS0 = the number of Purchaser Shares outstanding immediately prior to Ex-Date for such dividend or distribution.

OS1 =  the sum of the number of Purchaser Shares outstanding immediately prior to the Ex-Date for such dividend or distribution plus the total number of Purchaser Shares constituting such dividend or distribution.

If any dividend or distribution of the type described in this Section 3.8(d)(ii) is declared but not so paid or made, the Earn-Out Number shall be immediately readjusted, effective as of the date the Board of Directors of Purchaser determines not to pay such dividend or distribution, to the Earn-Out Number that would then be calculated if such dividend or distribution had not been declared.

(iii)              Subdivisions, Splits and Combinations of the Purchaser Shares. If Purchaser subdivides, splits or combines the Purchaser Shares, then the Earn-Out Number in effect immediately prior to the effective date of such share subdivision, split or combination will be multiplied by the following fraction:

OS1/OS0, where
OS0 = the number of Purchaser Shares outstanding immediately prior to the effective date of such share subdivision, split or combination.
OS1 = the number of Purchaser Shares outstanding immediately after the opening of business on the effective date of such share subdivision, split or combination.

(iv)                Issuance of Stock Purchase Rights. If Purchaser issues to all or substantially all holders of the Purchaser Shares rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them to subscribe for or purchase the Purchaser Shares at less than the Current Market Price on the date fixed for the determination of stockholders entitled to receive such rights or warrants, then the Earn-Out Number in effect immediately prior to the Ex-Date for such distribution will be multiplied by the following fraction:

(OS0 + X) / (OS0 + Y), where
OS0 = the number of Purchaser Shares outstanding immediately prior to the Ex-Date for such distribution.
X = the total number of Purchaser Shares issuable pursuant to such rights or warrants.
Y = the number of Purchaser Shares equal to the aggregate price payable to exercise such rights or warrants divided by the Current Market Price.

In determining the aggregate offering price payable to exercise such rights or warrants for such Purchaser Shares, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration (if other than cash, to be determined in good faith by the Purchaser board of directors or committee thereof). If an adjustment to the Earn-Out Number is required under this clause (iv), delivery of any additional Purchaser Shares that may be deliverable upon conversion as a result of an adjustment required under this clause (iv) shall be delayed to the extent necessary in order to complete the calculations provided in this clause (iv).  To the extent that Purchaser Shares are not delivered after the expiration of such rights or warrants, the Earn-Out Number shall be readjusted to the Earn-Out Number that would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of delivery of only the number of Purchaser Shares actually delivered. If such rights or warrants are not so issued, the Earn-Out Number shall again be adjusted to be the Earn-Out Number that would then be in effect if such Ex-Date for such distribution had not been fixed.

(v)                  Dilutive Issuance.  If Purchaser issues Purchaser Shares in a Dilutive Issuance, then the Earn-Out Number in effect immediately prior to the Ex-Date for such issuance will be multiplied by the following fraction:

(OS0 + X) / (OS0 + Y), where
OS0 = the number of Purchaser Shares outstanding immediately prior to the Ex-Date for such Dilutive Issuance.
X = the total number of Purchaser Shares issued in the Dilutive Issuance.
Y = the number of Purchaser Shares equal to the aggregate price payable for the Purchaser Shares issued divided by the Current Market Price.

In determining the aggregate offering price payable for such Purchaser Shares, there shall be taken into account any consideration received by Purchaser for such Purchaser Shares and the value of such consideration (if other than cash, to be determined in good faith by the Purchaser board of directors). If an adjustment to the Earn-Out Number is required under this clause (v), delivery of any additional Purchaser Shares that may be deliverable upon conversion as a result of an adjustment required under this clause (v) shall be delayed to the extent necessary in order to complete the calculations provided in this clause (v).

(vi)                Distributions.  If Purchaser distributes to all or substantially all holders of Purchaser Shares evidences of indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution referred to in clause (ii) of this Section 3.8(d), any rights or warrants referred to in clause (iv) of this Section 3.8(d), and any Non-Dilutive Cash Distribution), then the Earn-Out Number in effect on the first Business Day of the immediately succeeding fiscal quarter will be multiplied by the following fraction:

SP0 / (SP0 – FMV), where
SP0 = the Current Market Price per Purchaser Share on the Ex-Date for such distribution.

FMV =  the fair market value of the portion of the distribution applicable to one Purchaser Share on such date, with such fair market value equal to (A)  in the case of any cash, the amount of such cash, (B) in the case of any securities that trade on a securities exchange, the opening price of such security on such securities exchange immediately after the distribution and (C) in the case of any other asset, as reasonably determined by the Purchaser board of directors (or committee thereof).

With respect to making an adjustment to the Earn-Out Number with respect to a cash distribution, Purchaser may at its election (in lieu of making any adjustments pursuant to this clause (vi) for such cash distribution) deliver to BGC US an amount in cash payable on all Purchaser Shares that may be issuable in all Earn-Out Issuances subsequent to the record date of such cash distribution as if BGC US was the holder of such Purchaser Shares as of such record date.

(vii)              Self-Tender Offers. If Purchaser or any of its Subsidiaries completes a tender offer, made to all or substantially all holders of Purchaser Shares, for the Purchaser Shares where the cash and the value of any other consideration included in the payment per share of the Purchaser Shares exceeds the arithmetic average of (x) the closing price per Purchaser Share on the trading day immediately prior to the announcement of the price of the tender offer and (y) the closing price per Purchaser Share on the closing date of the tender offer, then the Earn-Out Number in effect at the open of business on the day following the expiration of the tender offer will be multiplied by the following fraction:

(AC + (SP0 x OS1)) / (OS0 x SP0), where

SP0 =  the arithmetic average of (x) the closing price per Purchaser Share on the trading day immediately prior to the announcement of the price of the tender offer and (y) the closing price per Purchaser Share on the closing date of the tender offer.

OS0 = the number of Purchaser Shares outstanding immediately prior to the expiration of the tender offer, including any shares validly tendered and not withdrawn.
OS1 = the number of Purchaser Shares outstanding immediately after the expiration of the tender offer, excluding any shares validly tendered and not withdrawn.

AC =  the aggregate cash and fair market value of the other consideration payable in the tender or exchange offer, with such fair market value equal to (A) in the case of any securities that trade on a securities exchange, the opening price of such security on such securities exchange immediately after the completion of the tender offer and (B) in the case of any other asset, as reasonably determined by the Purchaser board of directors (or committee thereof).

If the application of this clause (vii) to any tender offer would result in a decrease in the Earn-Out Number, no adjustment shall be made for such tender offer or exchange offer under this clause (vii). If an adjustment to the Earn-Out Number is required under this clause (vii), delivery of any additional Purchaser Shares that may be deliverable as a result of an adjustment required under this clause (vii) shall be delayed to the extent necessary in order to complete the calculations provided for in this clause (vii).

(viii)            Rounding of Calculations; Minimum Adjustments.  All calculations under this Section 3.8(d) shall be made to the nearest one-hundredth (1/100th) of a share.

(ix)                Proceedings Relating to any Adjustment.  In connection with any action that would require an adjustment to the Earn-Out Number pursuant to this Section 3.8(d), Purchaser shall take any action that may be necessary, including obtaining regulatory, stock exchange or stockholder approvals or exemptions, in order that Purchaser may thereafter validly and legally issue as fully paid and nonassessable all shares of Purchaser Shares that Parent is entitled to receive pursuant to this Section 3.8.

(x)                  Consequences of Certain Transactions. In the event of any reclassification of the Purchaser Shares or a consolidation, merger, combination or binding share exchange involving Purchaser, in each case in which holders of Purchaser Shares are entitled to receive cash, securities or other property for Purchaser Shares ("Reference Property"), the right to receive Purchaser Shares shall be substituted with the right to receive an amount of Reference Property that would have been deliverable in such transaction with respect to each such Purchaser Share; provided that nothing in this clause (x) is intended to limit any such transaction from triggering an Acceleration Event.

(xi)                Notice.  In the event that Purchaser shall have taken any action of the type described in this Section 3.8(d), Purchaser shall give notice to Parent, in the manner set forth in Section 11.1, which notice shall specify the record date, if any, with respect to any such action and the date on which such action has taken place.  Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Earn-Out Number.  Such notice shall be given no later than 10 days following the taking of such action.  Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

(xii)              Notwithstanding any of the foregoing, the Earn-Out Number will not be adjusted:

(1)                  upon the issuance of any Purchaser Shares pursuant to any present or future employee stock plan providing for the reinvestment of dividends or interest payable on Purchaser's securities and the investment of additional optional amounts in Purchaser Shares under any employee stock plan;

(2)                  upon the issuance of any Purchaser Shares or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, Purchaser or any of Purchaser's subsidiaries; or

(3)                  upon the issuance of any Purchaser Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (2) of this subsection and outstanding as of the date of this Agreement.

(e)                  Transactions in Purchaser Shares During Pricing Period. During the twenty (20) trading days immediately preceding the Closing Date, no member of the Parent Group, member of the Cantor Group or any Acquired Subsidiary shall, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Purchaser Shares or any securities convertible into or exchangeable or exercisable for Purchaser Shares, whether now owned or hereafter acquired by Parent or with respect to which Parent has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act, with respect to any of the foregoing (collectively, the "Lock-Up Securities") or (ii) enter into any swap, derivative or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities or the potential economic consequences of this Earn-Out provision, whether any such swap, derivative  or other transaction is to be settled by delivery of Purchaser Shares or other securities, in cash or otherwise (each, a "Disposition Transaction"); provided that any member of the Parent Group or the Cantor Group or any Acquired Subsidiary may, at any time, as part of their ordinary course of business, make any Disposition Transaction (1) for the accounts of their unaffiliated customers or (2) in connection with customer trading, including as principal, in any currently existing, quoted stock index or publicly traded exchange-traded fund on a national stock exchange where the number of Purchaser Shares involved in the Disposition Transaction is consistent with the representation of Purchaser Shares in such stock index or exchange-traded fund  During the twenty (20) trading days immediately preceding the Closing Date, Purchaser shall not, directly or indirectly, (i) offer, purchase, contract to purchase, sell any option or contract to sell, purchase any option or contract to purchase, acquire any option, right or warrant for the purchase of, or otherwise purchase or acquire any Purchaser Shares or any securities convertible into or exchangeable or exercisable for Purchaser Shares, whether now owned or hereafter acquired by Purchaser or with respect to which Purchaser has or hereafter acquires the power of disposition, or file, or cause to be filed, any tender offer document under the Exchange Act, with respect to any of the foregoing or (ii) enter into any swap, derivative or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Purchaser Shares, whether any such swap, derivative  or other transaction is to be settled by delivery of Purchaser Shares or other securities, in cash or otherwise (each, an "Acquisition Transaction"); provided that Purchaser may, at any time, as part of its ordinary course of business, make any (A) Acquisition Transaction for the accounts of its unaffiliated customers, (B) purchases pursuant to any employee stock purchase plans that require such purchases and (C) purchases pursuant to any share repurchase program consistent in amount and timing with past practice; provided that prior to effecting any such repurchase, Purchaser shall, through a third-party broker engaged in such repurchase, offer BGC US to sell to Purchaser such Purchaser Shares at the price at which Purchaser intends to effect such repurchase.  Each Party shall bear and be responsible for the commissions of its broker in such transaction, and no Party shall bear or be responsible for the commission of the other Party in such transaction or any other commission.  To the extent that BGC US does not agree to sell such Purchaser Shares at such price, neither Purchaser nor Purchaser’s third-party broker shall offer to repurchase Purchaser Shares during the twenty (20) trading days immediately preceding the Closing Date at price that is higher than that offered to BGC US (which price may be based on volume weighted average pricing methodology).  If BGC US agrees to sell such Purchaser Shares to Purchaser, then such purchase will be settled at such time that BGC US would otherwise be entitled to receive an equal or greater number of Purchaser Shares pursuant to an Earn-Out Issuance (it being agreed that, if the Closing does not occur for any reason, then all purchases of Purchaser Shares by Purchaser from BGC US pursuant to this Section 3.8(e) shall be null and void with no interest, penalty or other payment to either Party in respect of such purchase).

(f)                  Ownership Limitation.  In the event that any member of the Parent Group or Cantor Group would be prohibited under applicable Law from being the beneficial owner (as defined in Section 13(d)-3 of the Exchange Act) of voting securities representing more than 9.9% of Purchaser's outstanding voting securities (the "Ownership Limitation"), then Purchaser shall be entitled to defer any Earn-Out issuance (or portion thereof) otherwise required to be issued hereunder if such Earn-Out Issuance (or portion thereof) would cause the Ownership Limitation to be exceeded, until such time as such ownership of Purchaser's outstanding voting securities in excess of the Ownership Limitation would not be prohibited by such applicable Law; provided that, until such Purchaser Shares shall have been issued, Purchaser shall make payments to BGC US equal to the dividends that would have been payable on such Purchaser Shares.  The Purchaser agrees to take all reasonable actions as may be requested by any member of the Parent Group or the Cantor Group to obtain all necessary or required approvals under applicable Law so such member of the Parent Group or the Cantor Group, as applicable, may hold outstanding voting securities in excess of the Ownership Limitation.  In  the event that the sum of all of the Earn-Out Issuances would cause Purchaser to issue a number of Purchaser Shares in excess of 19.99% of the number of Purchaser Shares outstanding as of the date of this Agreement (the "Share Issuance Limitation") and such issuances would not be permitted by the listing rules of NASDAQ as of the date hereof without receipt of approval of the Purchaser’s shareholders,  then Purchaser shall substitute cash for Purchaser Shares in any Earn-Out Issuance solely to the extent required so that the sum of all of the Earn-Out Issuances would cause Purchaser to issue a number of Purchaser Shares equal to the Share Issuance Limitation, with such cash equal to (i) the number of Purchaser Shares that Purchaser otherwise would be obligated to issue to BGC US pursuant to such Earn-Out Issuance, multiplied by (ii) the Current Market Price as of the date on which Purchaser otherwise would be obligated to issue such

Purchaser Shares to BGC US pursuant to such Earn-Out Issuance,  and such substitution shall be made with respect to the earliest Earn-Out Issuances following the Closing.

(g)                  Disposition Limitations.  No member of the Parent Group or Cantor Group shall directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Purchaser Shares or any securities convertible into or exchangeable or exercisable for Purchaser Shares, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the such securities, whether any such swap or transaction is to be settled by delivery of Purchaser Shares or other securities, in cash or otherwise (any such transaction, "Potentially Disruptive Sale Transaction"), in an aggregate amount that, together with any other Potentially Disruptive Sale Transaction entered into in the immediately preceding four calendar weeks is an aggregate amount greater than 4.90% of the number of outstanding Purchaser Shares on such date; provided that none of the following shall, individually or in the aggregate, constitute a Potentially Disruptive Sale Transaction: (A) any transaction effected through an Underwritten Offering (as defined in the Registration Rights Agreement) pursuant to Section 2.2 of the Registration Rights Agreement, (B) any transaction involving Purchaser Shares in an amount on any date that is less than the greater of (1) the DTV for such date or (2) the immediately preceding Four Week ADTV or (C) any private sale to a purchaser of such Purchaser Shares that is purchasing for investment without an intention at such time of distributing or selling such Purchaser Shares;  provided,  further, that, if such purchaser acquires pursuant to such private sale a number of Purchaser Shares greater than an amount equal to (x) the Percentage Amount multiplied by (y) the number of outstanding Purchaser Shares as of the date of such transfer, then  such purchaser shall agree in writing with Purchaser to be bound by disposition limitations substantially equivalent to those set forth in this Section 3.8(g).  "Percentage Amount" means 4.90%, which shall be proportionately increased in the event that the percentage of the outstanding Purchaser Shares held by any member of the Parent Group or Cantor Group shall be increased as a result of an action taken by Purchaser, including a share repurchase, spin-off, split-off or other transaction.

(h)                  Exemptions. Purchaser shall take all necessary actions to ensure that the acquisition and ownership of the Purchaser Shares contemplated to be issued to BGC US pursuant to this Section 3.8 (or any permitted assignee pursuant to Section 11.8) shall not trigger any rights plan or other similar plan that Purchaser may adopt in the future (it being understood that such exemption shall not apply to any other Purchaser Shares that any member of the Parent Group or Cantor Group may acquire).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as disclosed in the (i) Parent SEC Documents to the extent it is reasonably apparent that a disclosure therein is applicable to any particular representation or warranty set forth herein (excluding any risk factor disclosures contained under the heading "Risk Factors" or any disclosure of risks included in any "forward-looking statements" section in such Parent SEC

Documents) or (ii) Seller Disclosure Letter, Sellers (and Cantor, but only to the extent referenced in this Article IV), jointly and severally, hereby represent and warrant to Purchaser, as of the date hereof and as of the Closing Date (or as of such other date as may be expressly provided in any representation or warranty), as set forth below.  Information disclosed in any section of the Seller Disclosure Letter shall be deemed to be disclosed with respect to such other section of the Seller Disclosure Letter to which such disclosure would reasonably pertain or where its relevance to such other section would be reasonably apparent.

Section 4.1  Organization and Good Standing.

(a)                  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each other Seller and any of its Affiliates that owns or has any right, title or interest in an Acquired Asset, and each Acquired Subsidiary is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation, as the case may be.  Each Seller and any of its Affiliates that owns or has any right, title or interest in an Acquired Asset, and each Acquired Subsidiary has all requisite corporate (or other) power and authority to own or lease the assets owned or leased by it and to carry on the Business, as currently conducted, except where the failure to have such power or authority would not have a Business Material Adverse Effect.

(b)                  Each Seller and any of its Affiliates that owns or has any right, title or interest in an Acquired Asset, and each Acquired Subsidiary is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, lease or operation of the applicable assets or the conduct of the Business requires such qualification, except where the failure to be so qualified or in good standing would not adversely affect the ability of Sellers and such Affiliates to carry out their obligations under, and to consummate the transactions contemplated by this Agreement or the Related Agreements.

Section 4.2  Acquired Subsidiaries.

(a)                  All of the Acquired Subsidiary Equity has been duly authorized and validly issued (and has not been issued in violation of, and is not subject to, any preemptive rights, rights of first refusal, or similar rights or in violation of any applicable state or federal securities Laws) and is fully paid and non-assessable, and such Acquired Subsidiary Equity collectively constitutes all of the issued and outstanding equity interests of the Acquired Subsidiaries.  Except for the Acquired Subsidiary Equity, there are no (x) issued, outstanding or authorized securities or other similar ownership interests of any class or type of or in any of the Acquired Subsidiaries, or (y) outstanding or authorized options, warrants, calls, purchase rights, subscription rights, exchange rights or other rights, convertible securities, agreements or commitments of any kind pursuant to which any of the Acquired Subsidiaries is or may become obligated to (i) issue, transfer, sell or otherwise dispose of any of its securities, or any securities convertible into or exercisable or exchangeable for its securities, or (ii) redeem, purchase or otherwise acquire any outstanding securities of either of the Acquired Subsidiaries.  There are no outstanding or authorized stock appreciation, phantom stock, profits interest, economic interests, participation interests, or other similar rights with respect to any of the Acquired Subsidiaries.

(b)                  BGC US is the legal and beneficial owner of the Acquired Subsidiary Equity, and has good title thereto, free and clear of all Liens (other than restrictions on transfers of securities imposed by applicable federal or state securities Laws) and with no restriction on the voting rights and other incidents of record and beneficial ownership pertaining thereto.  Except for this Agreement, there are no outstanding agreements or understandings between Parent or any of its Affiliates or members of the Cantor Group, on the one hand, and any other Person, on the other hand, with respect to the acquisition, disposition, transfer, registration or voting of or any other matters in any way pertaining or relating to, or any other restrictions on any of the securities of any of the Acquired Subsidiaries.

(c)                  The Acquired Subsidiaries do not own or hold, directly or indirectly, any shares of capital stock or other equity or voting interests or any other security or other interests in any Person.  There is no outstanding or authorized obligation or agreement of any kind requiring any of the Acquired Subsidiaries to make an investment in or to acquire the capital stock or other equity or voting interests or any other security or other interest in any Person.

(d)                  Parent has delivered to Purchaser, prior to the execution of this Agreement, true and complete copies of the organizational documents of each Acquired Subsidiary.  Such organizational documents are in full force and effect.  No Acquired Subsidiary is in violation of any provision of such organizational documents.  Parent has delivered to Purchaser copies of all applicable instruments, agreements, certificates or other documents entered into or filed in connection with the (i) contribution, assignment, conveyance or transfer to the Acquired Subsidiaries of the Acquired Assets and (ii) assumption by the Acquired Subsidiaries of the Assumed Liabilities.

(e)                  As of the Closing Date, none of the Acquired Subsidiaries will own any material assets that are not Acquired Assets. No Acquired Subsidiary conducts or operates any material business other than the Business.

Section 4.3  Authorization; Binding Obligations.  Each Seller and Cantor have all necessary power and authority to make, execute and deliver this Agreement and the Related Agreements to which it is a party and to perform all of the obligations to be performed by it hereunder and thereunder.  The making, execution, delivery and performance of this Agreement and the Related Agreements and the consummation by each Seller and Cantor of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate (or other) action on the part of each Seller and Cantor and no other corporate (or other) proceedings on the part of any Seller or Cantor is necessary to authorize the execution, delivery and performance by Sellers and Cantor of this Agreement or the Related Agreements or the transactions contemplated hereby or thereby.  This Agreement has been and, as of the Closing Date, the Related Agreements will be, duly and validly executed and delivered by each Seller and Cantor to the extent a party thereto, and assuming the due authorization, execution and delivery by Purchaser, each of this Agreement and the Related Agreements will constitute the valid, legal and binding obligation of each Seller and Cantor to the extent a party thereto, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, preference or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law) (collectively, the "Enforceability Exceptions").

Section 4.4  No Conflicts.  Assuming receipt of the Consents, none of the execution, delivery or performance of this Agreement or the Related Agreements by Sellers or Cantor, nor the consummation of the transactions contemplated hereby or thereby, will (i) violate, conflict with, result in the breach of, or constitute a default under, any provision of the organizational documents of any Seller, Cantor or any Acquired Subsidiary; (ii) violate, conflict with, result in the breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, be prohibited by, require any approval or consent under, or give to any Person any right of termination, amendment, acceleration, suspension, revocation or cancellation of, the Acquired Lease or any Acquired Contract; (iii) violate or conflict with any Law applicable to any Seller, Cantor, any Acquired Subsidiary or the Business (including any memorandum of understanding or similar arrangement with any Governmental Authority); or (iv) result in the creation or imposition of any Lien (other than any Permitted Lien), with or without the giving of notice or the lapse of time or both, upon the Acquired Assets or the Acquired Subsidiary Equity, except, in the cases of clauses (ii), (iii) and (iv), for such violations, conflicts, breaches, defaults, prohibitions, approvals, consents, terminations, amendments, accelerations, suspensions, revocations, cancelations or Liens as would not, individually or in the aggregate, be material to the Business, taken as a whole.

Section 4.5  Approvals.  No material notices, approvals, reports or other filings are required to be made by any Seller, Cantor or any Acquired Subsidiary with, nor are there any material consents, registrations, approvals, permits or other authorizations required to be obtained by any Seller, Cantor or any Acquired Subsidiary from, any Governmental Authority or other third party in order for Sellers or Cantor to execute or deliver this Agreement or any of the Related Agreements or to consummate the transactions contemplated hereby or thereby except (i) the filings under the HSR Act and the expiration or termination of the applicable waiting period, (ii) the approvals set forth in Section 4.5 of the Seller Disclosure Letter (clauses (i) and (ii) collectively, the "Seller Consents") and (iii) for the Purchaser Consents.

Section 4.6  Litigation.  There is no material action, suit, proceeding, claim, arbitration or other litigation pending, or any investigation by any Governmental Authority pending or, to the Knowledge of Sellers, any material action, suit, proceeding, claim or other litigation or investigation by any Governmental Authority threatened in writing, against any Seller or any of its Affiliates that owns or has any right, title or interest in an Acquired Asset, with respect to an Acquired Asset, any Acquired Subsidiary or the Business.

Section 4.7  Compliance with Law.

(a)                  Each Acquired Subsidiary and, to the Knowledge of Sellers, each respective director, officer, employee and consultant of the foregoing and, solely as it relates to or affects the Business, each Seller, each Affiliate of a Seller that owns or has any right, title or interest in an Acquired Asset and the Business are, and have been since January 1, 2011, in compliance, in all material respects with all applicable Laws.  Since January 1, 2011, no Acquired Subsidiary and, solely as it relates to or affects the Business, no Seller nor any of its

Affiliates that owns or has any right, title or interest in an Acquired Asset has received any written or oral communication or notice from (or otherwise has any Knowledge of) any Governmental Authority that alleges any material noncompliance with any Law relating to or affecting the Business, except, in each case, as would not have a Business Material Adverse Effect.

(b)                  No Acquired Subsidiary and, to the Knowledge of Sellers, no director, officer, employee and consultant of the foregoing and, solely as it relates to or affects the Business, no Seller nor any of its Affiliates that owns or has any right, title or interest in an Acquired Asset is under any investigation by any Governmental Authority for alleged noncompliance with any Laws or is subject to any outstanding Governmental Order or Regulatory Agreement, in each case, relating to or affecting any Acquired Subsidiary or the Business, nor has any Seller, or any of its Affiliates that owns or has any right, title or interest in an Acquired Asset been advised in writing since January 1, 2011 by any Governmental Authority that it is considering initiating or requesting any such investigation, Governmental Order or Regulatory Agreement relating to or affecting any Acquired Subsidiary or the Business.  No audits, examinations or investigations are currently being performed or, to the Knowledge of Sellers, are scheduled to be performed on any Acquired Subsidiary or with respect to the Acquired Assets or the Business by any Governmental Authority.

Section 4.8  Transactions with Affiliates.  As of immediately after the Closing, there will be no outstanding amounts payable to or receivable from, or advances by any member of the Parent Group or any member of the Cantor Group or any of their respective directors, employees, officers, consultants or Affiliates, on the one hand, and any Acquired Subsidiary or any Subsidiary of any Acquired Subsidiary or in connection with the Business or the Acquired Assets, on the other hand, other than pursuant to (a) the normal and customary terms of such persons' employment with Sellers or any of their Subsidiaries and (b) the terms of this Agreement or any Related Agreement.  As of immediately after the Closing Date, other than as set forth on Section 4.8 of the Seller Disclosure Letter, no member of the Parent Group or member of the Cantor Group, on the one hand, is a party to any transaction, agreement, understanding or arrangement with any Acquired Subsidiary or any Subsidiary of any Acquired Subsidiary or any of their respective Affiliates, directors, employees, consultants or officers or relating to the Business or the Acquired Assets, on the other hand, other than pursuant to normal and customary terms of such director's, employee's or officer's employment with Sellers or any of their Subsidiaries.

Section 4.9  Financial Statements.

(a)                  Sellers have provided Purchaser with true and complete copies of (i) a pro forma statement of Acquired Assets and Assumed Liabilities as at December 31, 2012 (the "Reference Statement") and (ii) pro forma statements of revenue and direct and dedicated expenses of the Business for each of the twelve (12) months ended December 31, 2011 and December 31, 2012 (together, the "Business Financial Information").

(b)                  Except as otherwise described therein, the Business Financial Information (i) has been prepared from the books and records of the Business, (ii) has been prepared in accordance with GAAP applied on a basis consistent with past practice in all material respects and (iii) presents fairly in all material respects the pro forma financial position of the Business as of such date and the pro forma results of operations of the Business for such periods.

Section 4.10  Title.

(a)                  Sellers or their applicable Affiliates or the Acquired Subsidiaries, as applicable, are the sole owners of, and have good and valid title, free and clear of all Liens (other than Permitted Liens), to the Acquired Assets, other than the Acquired Contracts that have expired or been terminated in accordance with their terms and not in violation of Section 6.1(b)(vii).

(b)                  Assuming the accuracy of Purchaser's representations and warranties in this Agreement, immediately following the Closing, Purchaser shall be vested with good and valid title to (i) the Acquired Subsidiary Equity, free and clear of all Liens (other than restrictions on transfers of securities imposed by applicable federal or state securities Laws), and (ii) subject to Section 6.8(a), the Acquired Assets (other than the Acquired Contracts that have expired or been terminated in accordance with their terms and not in violation of Section 6.1(b)(vii)), free and clear of all Liens (other than Permitted Liens).

(c)                  Section 4.10(c) of the Seller Disclosure Letter describes or otherwise sets forth all assets used or held for use in the operation of the Business (other than the Acquired Assets) that are material to the Business.

Section 4.11  Employee Benefit Plans.

(a)                  Section 4.11(a)-1 of the Seller Disclosure Letter lists each material Parent Benefit Plan.  Section 4.11(a)-2 of the Seller Disclosure Letter lists each collective bargaining or similar agreements to which Seller or any of its Affiliates or members of the Cantor Group are party with any labor organization or union representing any of the Business Employees or Business Consultants.  No Parent Benefit Plan is sponsored, maintained or contributed to, or required to be contributed to, by an Acquired Subsidiary, no Acquired Subsidiary is party to any individual Contract for the (i) employment of any Business Employee or the provision of severance, retention or change of control benefits to any Business Employee  (each, an "Employment Agreement") or (ii) engagement of any Business Consultant or the provision of severance, retention or change of control benefits to any Business Consultant (each, a "Consulting Agreement"), or any collective bargaining or similar agreement, and, except as would not reasonably be expected to result in a material Liability to Purchaser or an Acquired Subsidiary, no Acquired Subsidiary has any actual or contingent Liability with respect to a Parent Benefit Plan, Employment Agreement or Consulting Agreement.    No Business Consultants are eligible for or entitled to any employee benefits under any Parent Benefit Plan.

(b)                  Neither Seller nor any Subsidiary or Affiliate or member of the Cantor Group has any binding commitment or formal plan to create any additional material employee benefit plan or materially modify or change any existing Parent Benefit Plans other than as may be required by the terms of such Parent Benefit Plan or applicable Law.  With respect to each material Parent Benefit Plan, Seller has heretofore delivered or made available to Purchaser true and complete copies of the Parent Benefit Plan and any material amendments thereto, any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code and the most recent determination letter received from the IRS with respect to each Parent Benefit Plan intended to qualify under section 401 of the Code.

(c)                  No Parent Benefit Plan is subject to Title IV of ERISA and no liability under Title IV or section 302 of ERISA has been incurred by Parent or any ERISA Affiliate that has not been satisfied in full, and, except as would not reasonably be expected to result in a material Liability to Purchaser or an Acquired Subsidiary, no condition exists that presents a material risk to Parent or any of its ERISA Affiliates of incurring any such liability.

(d)                  The consummation of the transactions contemplated by this Agreement or the Related Agreements will not, either alone or in combination with another event, (i) entitle any Business Employee or Business Consultant to any transaction bonus, retention payment, severance pay, or any other payment or benefit under any Parent Benefit Plan, Employment Agreement or Consulting Agreement or (ii) accelerate the time of payment or vesting, or increase the amount, of compensation or benefits due any such Business Employee or Business Consultant under any Parent Benefit Plan, Employment Agreement or Consulting Agreement.  Except as would not reasonably be expected to result in a material Liability to Purchaser or an Acquired Subsidiary, no amounts payable under the Parent Benefit Plans or Employment Agreements will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(e)                  Parent has previously made available to Purchaser the following information as of the most recent practicable date with respect to each Business Employee and Business Consultant, as applicable, as of the date this Agreement: (i) date of hire and effective service date, (ii) job title or position held, (iii) city and state of employment, (iv) base salary, fee rate or current wages, (v) employment status (i.e., active or on leave, short-term disability or long-term disability and full-time or part-time), and (vi) accrued unused vacation days and other time off rights and the potential number of such days and rights such Business Employee or Business Consultant may accrue annually.

(f)                  The IRS has issued a favorable determination letter with respect to each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a "Qualified Plan") and the related trust that has not been revoked, and, except as would not reasonably be expected to result in a material Liability to Purchaser or an Acquired Subsidiary, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust.

(g)                  Except as would not reasonably be expected to result in a material Liability to Purchaser or an Acquired Subsidiary, there are no pending or, to the Knowledge of Sellers, threatened claims (other than claims for benefits in the Ordinary Course), lawsuits or arbitrations which have been asserted or instituted, and to the Knowledge of Sellers no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or the assets of any of the trusts under any of the Parent Benefit Plans which could reasonably be expected to result in any material liability of Parent to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor, any multi-employer plan, any Parent Benefit Plan, any participant in a Parent Benefit Plan, or any other Person.

(h)                  The Acquired Subsidiaries do not and have not in the past employed or retained any individuals as employees, consultants or in any similar capacity.

Section 4.12  Labor Matters.

(a)                  With respect to any Business Employee or Business Consultant, (i) neither Sellers nor any of their Affiliates are party to, nor bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union or labor organization; (ii) there are otherwise no labor agreements, collective bargaining agreements, work rules or practices, or any other labor-related agreements or arrangements; (iii) no such employees or consultants are represented by any labor union or labor organization with respect to their employment or engagement; and (iv) no labor organization or group of such employees or consultants has made a pending demand for recognition or certification, and, to the Knowledge of Sellers, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority.  Sellers have no Knowledge of any labor union organizing activities with respect to any Business Employee or Business Consultant.

(b)                  To the Knowledge of Sellers, there are no actual, pending or threatened organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes against the Business or involving any Business Employee or Business Consultant and during the past three (3) years there has not been any such action.

(c)                  Except as would not reasonably be expected to result in a material liability to Purchaser, with respect to the Business Employees and Business Consultants, no Sellers have received notice of: (i) any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them; (ii) any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them; (iii) any charge or complaint with respect to or relating to such Seller pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices; (iv) the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health laws to conduct an investigation with respect to or relating to such Seller or notice that such investigation is in progress; or (v) any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any such present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment or engagement, any applicable Law governing employment or consulting or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment or consulting relationship.

(d)                  Except as would not reasonably be expected to result in a material liability to Purchaser, each Seller and each of its Affiliates  is in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, and is not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law, in each case with respect to Business Employees and Business Consultants.  During the last two (2) years, with respect to Business Employees or Business Consultants, no Seller has effectuated a "plant closing" or a "mass layoff" (as such terms are defined in the Worker Adjustment and Retraining Notification Act (the "WARN Act")), and with respect to Business Employees, no Seller nor any of its Affiliates  has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any state, local or foreign Law which is similar to the WARN Act.  Except as set forth in Section 4.12(d) of the Seller Disclosure Letter, none of the Business Employees or Business Consultants has suffered an "employment loss" (as defined in the WARN Act) during the ninety (90)-day period prior to the date of this Agreement.

(e)                  Except as would not reasonably be expected to result in a material liability to Purchaser, neither Sellers nor any of their Affiliates  are delinquent in payments to any Business Employees or Business Consultants for any services or amounts required to be reimbursed or otherwise paid (or any former employees or consultants of any Seller or such Affiliates who would have been a Business Employee or Business Consultant had such former individuals continued employment or engagement through the date hereof).

Section 4.13  No Brokers or Finders.    No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement or the Related Agreements based upon arrangements made by or on behalf of any member of the Parent Group or Cantor Group.

Section 4.14  Undisclosed Liability.  There are no Liabilities arising under the Acquired Contracts or relating to the other Acquired Assets, the Acquired Subsidiaries or the Business, other than:

(a)                  Liabilities that are Assumed Liabilities;

(b)                  Liabilities that are reflected on or reserved against in the Business Financial Information to the extent so reflected or reserved thereon;

(c)                  Liabilities disclosed in Section 4.14(c) of the Seller Disclosure Letter;

(d)                  Liabilities for which Purchaser is fully indemnified under Section 10.2 hereof; or

(e)                  other Liabilities which, individually or in the aggregate, are not material and were incurred in the Ordinary Course.

Section 4.15  Real Property.

(a)                  The Acquired Subsidiaries do not own, and have not owned, any real property, and there is no material real property owned by any Seller or any of its Affiliates used or held solely for use in the operation of the Business.

(b)                  Section 4.15(b) of Seller Disclosure Letter sets forth the address or other description of each parcel of Acquired Leased Real Property, and a true and complete description of the Acquired Lease (including the date, if available, and name of the parties to such Lease).  Parent has delivered or made available to Purchaser a true and complete copy of the aforementioned Lease (including all amendments, modifications, supplements, exhibits, schedules, addenda and restatements thereto and thereof) and all material ancillary documents related thereto (including consents, documents recording variations, memoranda of lease, options, rights of expansion, extension, first refusal and first offer and evidence of commencement dates and expiration dates).

(c)                  The Acquired Lease is in full force and effect and is enforceable in accordance with its terms, subject to the Enforceability Exceptions.  No Seller  or any of its Affiliates (including the Acquired Subsidiaries) has received any written notice of any, and to the Knowledge of Sellers there is no, material default under the Acquired Lease.  Except as set forth in Section 4.15(c) of the Seller Disclosure Letter, to the Knowledge of Sellers, with respect to the Lease: (i) there are no material disputes with respect to the Lease; (ii) no Seller or any of its Affiliates has subleased, licensed or otherwise granted any Person the right to use or occupy such Acquired Leased Real Property or any portion thereof; and (iii) there are no material Liens on the estate or interest created by such Lease except for Permitted Liens.

(d)                  To the Knowledge of Sellers, the Acquired Leased Real Property is free from any use or occupancy restrictions, except those imposed by applicable zoning laws, ordinances and regulations, none of which materially interfere with the use of the Acquired Leased Real Property, and from all non-ordinary course Taxes or assessments.

(e)                  To the Knowledge of Sellers, the Acquired Leased Real Property has not suffered any material damage by fire or other casualty which has not heretofore been repaired and restored in all material respects.

(f)                  To the Knowledge of Sellers, no Seller or any of its Affiliates has received any notice of material violation with respect to any of the Acquired Leased Real Property, and there exists no material conflict or dispute with any Governmental Authority relating to any Acquired Leased Real Property or the activities thereon.

Section 4.16  Insurance.    Since January 1, 2011, Sellers, their Affiliates and the Acquired Subsidiaries have maintained, and continue to maintain, insurance policies and fidelity bonds (including financial institutions bond coverage (fidelity), property and casualty insurance, business interruption and workers' compensation insurance) which include coverage of the entities engaged in the Business of the type and in amounts as Sellers believe are sufficient and reasonably necessary to conduct the Business in all material respects as it has been conducted since such date.  All such policies are in full force and effect, all premiums due thereon have been paid and Sellers and each of their Affiliates that owns or has any right, title or interest in an Acquired Asset or that employs  the Business Employees or that is the counterparty to the Assumed Employment Agreements or Assumed Consulting Agreement are otherwise in compliance in all material respects with the terms and provisions of such policies. To the Knowledge of Sellers, there is no threatened termination of or material alteration of coverage under any of such policies or bonds.

Section 4.17  Licenses and Permits.

(a)                  Except as would not have a Business Material Adverse Effect: (i) all Permits are valid and in full force and effect; (ii) no Seller or any of its Affiliates is in default (or has received any notice alleging default), and no condition or circumstance exists that with notice or lapse of time or otherwise would constitute a default, under the Permits; and (iii) none of the Permits shall be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby and by the Related Agreements. Each Business Employee and Business Consultant who is required to be registered or licensed as a registered representative, sales person or equivalent person with any Governmental Authority in connection with the Business is duly registered as such and such registration is in full force and effect, except for such failures as would not have a Business Material Adverse Effect.

(b)                  Section 4.17(b) of the Seller Disclosure Letter sets forth all Permits.  Except as would not have a Business Material Adverse Effect, none of Sellers or any Affiliate of Sellers that owns or has any right, title or interest in an Acquired Asset has received, at any time since January 1, 2012, any notice or other communication from any Governmental Authority regarding any actual or (i) alleged violation of, or failure to comply with, any term or requirement of any Permit or (ii) potential revocation, withdrawal, suspension, cancellation or termination of, or any modification to, or any action or proceeding to declare invalid, any Permit, in each case, that has not been remedied as of the date of this Agreement.

Section 4.18  Absence of Certain Changes.

(a)                  Except as set forth in Section 4.18 of the Seller Disclosure Letter, since December 31, 2012 through the date of this Agreement, the Business has been conducted in all material respects in the Ordinary Course, and none of Sellers,  any Affiliate of Sellers nor the Acquired Subsidiaries has taken any action or omitted to take any action that if taken or omitted to be taken after the date hereof would constitute a violation of Section 6.1(b) (other than clauses (i), (ii), (iii), (iv), (v), (vii), (viii) and (xii) thereof).

(b)                  Since December 31, 2012, there has not occurred any Business Material Adverse Effect.

Section 4.19  Certain Contracts.  Section 4.19(a) of the Seller Disclosure Letter sets forth the Acquired Contracts as of the date hereof that contain commitments by Sellers or the Acquired Subsidiaries for capital expenditures in excess of $50,000 per Acquired Contract.  The exclusivity and non-competition restrictions set forth in the agreement set forth on Section 4.19(b) of the Seller Disclosure Letter have ceased to apply in accordance with the terms of such agreement.  There are no Contracts that are exclusively used or held for use in the Business, other than the Acquired Contracts.  Assuming due authorization, execution and delivery by each counterparty thereto, each Acquired Contract is the legal, valid and binding obligation of a  Seller,  an Affiliate of Seller or Acquired Subsidiary, as the case may be, that is a party thereto and, to the Knowledge of Sellers, of each other party thereto, enforceable in accordance with its terms subject to the Enforceability Exceptions.  Except as set forth in Section 4.19(c) of the Seller Disclosure Letter, no Seller, any Affiliate of Sellers or any Acquired Subsidiary, as the case may be, that is a party thereto nor, to the Knowledge of Sellers, any other party, is in material violation or default of any term of any such agreement, and no condition or event exists which with the giving of notice or the passage of time, or both would constitute a material violation or default by a Seller, such Affiliate or any Acquired Subsidiary, as the case may be, or, to the Knowledge of Sellers, any other party thereto or permit the termination, modification, cancellation or acceleration of performance of the obligations of a Seller, such Affiliate or any Acquired Subsidiary, as the case may be, or, to the Knowledge of Sellers, any other party to the Acquired Contract, or the creation of any Lien upon any of the Acquired Assets.  True and complete copies of each Acquired Contract in effect as of the date hereof have been made available to Purchaser in the Project Edison virtual data room as of March 28, 2013.

Section 4.20  Customers.

(a)                  Section 4.20 of the Seller Disclosure Letter sets forth a list of the (i) top twenty (20) customers of the Kleos Business ("Key Kleos Customers"), (ii) top ten (10) customers of the Market Data Direct Feed Business ("Key MDDF Customers"), (iii) top two  (2) customers of the Market Data Vendor Business ("Key MDV Customers") and (iv) top twenty-four (24) customers of the UST Business ("Key UST Customers") and, collectively, with the Key Kleos Customers,  the Key MDDF Customers and Key MDV Customers, the "Material Customers"), in each case, by revenue generated in the year ended December 31, 2012.

(b)                  The (i) Key Kleos Customers generated at least seventy-five percent (75%) of the revenue generated by all customers of the Kleos Business in the year ended December 31, 2012, (ii) Key MDDF Customers generated at least ninety percent (90%) of the revenue generated by all customers of the Market Data Direct Feed Business in the year ended December 31, 2012, (iv) Key MDV Customers generated at least eighty-five percent  (85%) of the revenue generated by all customers of the Market Data Vendor Business in the year ended December 31, 2012 and (iv) Key UST Customers generated at least seventy percent (70%) of the revenue generated by all customers of the UST Business in the year ended December 31, 2012.

(c)                  The Material Customers, collectively, generated at least seventy percent (70%) of the aggregate revenues of the Business in the year ended December 31, 2012.

(d)                  As of the date of this Agreement, no Material Customer has given any Seller or any Affiliate of any Seller proper written notice (in accordance with the notice provisions of the applicable Contract) terminating, or declining to renew, or specifying an intention to terminate or not renew an Acquired Contract between such Material Customer, on the one hand, and the applicable Seller or Affiliate of any Seller, on the other hand, which notice has not been revoked, rescinded or the matter of such notice otherwise resolved.

Section 4.21  Intellectual Property.

(a)                  Section 4.21(a) of the Seller Disclosure Letter lists, with respect to the Acquired Intellectual Property, all:  (i) registrations and applications for registration of Marks; (ii) registered copyrights; and (iii) material Software.  All material Acquired Intellectual Property is valid, subsisting and enforceable, and a Seller or an Acquired Subsidiary, as applicable, is the sole owner of such Acquired Intellectual Property free and clear of all Liens (other than Permitted Liens).

(b)                  The operations of the Business do not infringe on, misappropriate or otherwise violate any Intellectual Property rights of any third party, except for such infringements, misappropriations or violations as would not have a Business Material Adverse Effect.

(c)                  Except as would not have a Business Material Adverse Effect, there are no proceedings pending before any Governmental Authority or, to the Knowledge of Sellers, threatened involving any Acquired Intellectual Property or Shared Intellectual Property or, to the Knowledge of Sellers, involving any Licensed Intellectual Property.  To the Knowledge of Sellers, and except as would not have a Business Material Adverse Effect: (i) there is no infringement, misappropriation or other violation of any Acquired Intellectual Property by any third party; (ii) none of the Acquired Intellectual Property or Shared Intellectual Property is subject to any outstanding judgment, injunction, writ, order, decree or agreement prohibiting or restricting the use thereof by Sellers or any of their Affiliates that owns or has any right, title or interest in any Acquired Intellectual Property or Shared Intellectual Property or prohibiting or restricting the assignment, licensing or transfer thereof by Sellers or any of their Affiliates that owns or has any right, title or interest in any Acquired Intellectual Property or Shared Intellectual Property to Purchaser (including through the Acquired Subsidiaries); and (iii) no Acquired Intellectual Property is the subject of any re-examination, opposition, cancellation or invalidation proceeding before any Governmental Authority.

(d)                  Except as would not have a Business Material Adverse Effect: (i) none of Sellers or their Affiliates has experienced any defects or disruption in the operation of any Information Technology or Software used in connection with the Business, including any error or omission in the processing of any transactions other than defects which have been corrected as of the date hereof and (ii) to the Knowledge of Sellers, there have been no security breaches in the Information Technology or Software used in connection with the Business.

(e)                  With respect to the material Software included in the Acquired Assets or the Shared Intellectual Property, or to be provided to Purchaser pursuant to the Services

Agreement, to the Knowledge of Sellers, no such Software contains any device or feature designed to disrupt, disable or otherwise impair the functioning of any such Software.  With respect to material Software included in the Acquired Assets, none of Sellers or their Affiliates has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any such Software to any escrow agent or other Person.

(f)                  No Patent that is owned by Sellers, any of their respective Affiliates or any member of the Cantor Group exclusively covers the Business.

(g)                  No Software that is owned by Sellers, any of their respective Affiliates or any member of the Cantor Group is exclusively used in connection with the Business.

Section 4.22  Taxes.

(a)                  All material Tax Returns required to have been filed by or with respect to the Business and the Acquired Subsidiaries have been filed on a timely basis and all material Taxes required to have been paid by or with respect to the Business or the Acquired Subsidiaries whether or not shown to be due on such Tax Returns have been paid.  All such Tax Returns were true, correct and complete in all material respects.

(b)                  (i) No written notice has been received of any material deficiencies for Taxes claimed, proposed or assessed by any Governmental Authority with respect to the Business or the Acquired Subsidiaries for which any Acquired Subsidiary may have any Liability; (ii) there are no pending, current or, to the Knowledge of Sellers, threatened in writing Tax Proceeding for or relating to any material liability in respect of any such Taxes; (iii) there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Tax Returns required to be filed by any Acquired Subsidiary, nor is any request for any such agreement or waiver pending; (iv) no Acquired Subsidiary is a party to any tax-sharing or tax-allocation agreement or other similar agreement or arrangement relating to Taxes; (v) none of the Acquired Subsidiaries has received a ruling from any Governmental Authority relating to Taxes; and (vi) no closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to any of the Acquired Subsidiaries.

(c)                  Each of the Acquired Subsidiaries is and has been, at all times since its formation, disregarded as an entity for U.S. federal income tax purposes.

(d)                  Each of the Acquired Assets is used in the conduct of a trade or business in the United States, and none of the Acquired Assets is subject to taxation in any jurisdiction outside of the United States.

(e)                  The representations and warranties contained in Section 4.11 and this Section 4.22 are the sole representations and warranties provided by the Sellers under this Agreement with respect to Taxes.

Section 4.23  Environmental Matters.

(a)                  Sellers, each of their Affiliates that owns or has any right, title or interest in an Acquired Asset and the Acquired Subsidiaries are in compliance with all applicable Environmental Laws (which compliance includes the possession by each such Person of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except where failure to be in compliance would not have a Business Material Adverse Effect.  Except as would not have a Business Material Adverse Effect, Sellers, each of their Affiliates that owns or has any right, title or interest in an Acquired Asset and Acquired Subsidiaries have not received any written communication from a Governmental Authority alleging that any such Person is not in such compliance with respect to the Business, Acquired Leased Real Property or Acquired Assets.

(b)                  Except as would not have a Business Material Adverse Effect, there is no Environmental Claim pending or, to the Knowledge of Sellers, threatened against any of Sellers, each of their Affiliates that owns or has any right, title or interest in an Acquired Asset (with respect to the Acquired Assets) or the Acquired Subsidiaries.

(c)                  To the Knowledge of the Sellers, there are no actions, activities, circumstances, conditions, events or incidents, including the Release, threatened Release or presence of any Hazardous Material which would reasonably be likely to form the basis of any Environmental Claim against any of Sellers, any of their Affiliates that owns or has any right, title or interest in an Acquired Asset (with respect to the Acquired Assets) or any Acquired Subsidiary that would be material to the Acquired Subsidiaries or the Business, taken as a whole.

(d)                  Sellers have delivered or otherwise made available for inspection to Purchaser true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by Seller, each of its Affiliates that owns or has any right, title or interest in an Acquired Asset (with respect to the Acquired Assets) or Acquired Subsidiary pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by any of Sellers, any Affiliate of Sellers that owns or has any right, title or interest in an Acquired Asset or any Acquired Subsidiary, or regarding such Persons’ compliance with applicable Environmental Laws with respect to the Business, Acquired Leased Real Property or Acquired Assets.

Section 4.24  Sufficiency of Assets.  The Acquired Assets, together with the Business Employees and the rights of Purchaser and its Affiliates under this Agreement and the Related Agreements and the Permits, constitute all of the assets, properties, rights and interests necessary to conduct the Business in all material respects as conducted as of the date hereof and as of the Closing Date.  All of the Acquired Assets are in operating condition and repair and are suitable for the purposes for which they are currently used, in all material respects.

Section 4.25  No Stockholder Approval.  No vote or other action of the stockholders of Parent is required pursuant to any requirement of Law, the organizational documents of Parent or otherwise in order for Parent to consummate the transactions contemplated by this Agreement and the Related Agreements.

Section 4.26  Certain Business Practices.  Except as would not have a Business Material Adverse Effect, none of Sellers, their Affiliates, the Acquired Subsidiaries or any of their respective directors, officers, agents, representatives,  consultants or employees (in their capacity as directors, officers, agents, representatives,  consultants or employees in relation to the Business) has in violation of Law and solely with respect to the Business: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of the Business; (b) directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, or other party acting on behalf of or under the auspices of a governmental official or Governmental Authority, in the United States or any other country, which is in any manner illegal under any Law of the United States or any other country having jurisdiction; or (c) made any payment to any customer or supplier of the Business or any officer, director, partner, employee or agent of any such customer or supplier for an unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent, in respect of the Business.

Section 4.27  Acquisition of the Shares for Investment.  Each Seller has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its agreement to receive Purchaser Shares.  Without limiting the other provisions hereof, each Seller confirms that Purchaser has made available to such Seller or such Seller's agent the opportunity to ask questions of the officers and management employees of Purchaser, as well as access to the documents, information and records of Purchaser and to acquire additional information about the business and financial condition of Purchaser, and each Seller confirms that it has  made an independent investigation, analysis and evaluation of Purchaser and its properties, assets, business, financial condition, prospects, documents, information and records.  BGC US is acquiring the Purchaser Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Purchaser Shares.  Each Seller acknowledges that the Purchaser Shares when issued to BGC US in accordance with this Agreement will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any state securities Laws, and agrees that the Purchaser Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available, or in a transaction not subject to registration, under the Securities Act and without compliance with foreign securities Laws, in each case, to the extent applicable.  BGC US and each of its Affiliate assignees is an "accredited investor" within the meaning of Rule 501 under the Securities Act, and any Purchaser Shares that BGC US receives hereunder will be received only on its own behalf and on behalf of its Affiliate assignees and not for the account or benefit of any other person or entity.

Section 4.28  No Additional Representations.

(a)                  Purchaser acknowledges that neither Sellers nor any of their Affiliates makes any representation or warranty as to any matter whatsoever except as expressly set forth in this Article IV or in any certificate delivered by a Seller to Purchaser in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor any Seller makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Purchaser (or any of their respective Affiliates, officers, directors, employees or representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Business or (ii) the future business and operations of the Business, and Purchaser has not relied on such information or any other representation or warranty not set forth in this Article IV.

(b)                  Purchaser has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Sellers and the Business and acknowledges that Purchaser has been provided access for such purposes. Except for the representations and warranties expressly set forth in this Article IV or in any certificate delivered to Purchaser by Sellers in accordance with the terms hereof, in entering into this Agreement, Purchaser has relied solely upon its independent investigation and analysis of Sellers and the Business, and Purchaser acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent or Sellers, or any of their respective Affiliates, stockholders, controlling persons or representatives that are not expressly set forth in this Article IV or in any certificate delivered by any Seller to Purchaser, whether or not such representations, warranties or statements were made in writing or orally. Purchaser acknowledges and agrees that, except for the representations and warranties expressly set forth in this Article IV or in any certificate delivered by any Seller to Purchaser, (i) Parent and Sellers do not make, or have not made, any representations or warranties relating to themselves or the Businesses or otherwise in connection with the transactions contemplated hereby and Purchaser is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Parent or any Seller to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Purchaser as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Purchaser or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed in the (i) Purchaser SEC Documents to the extent it is reasonably apparent that a disclosure therein is applicable to any particular representation or warranty set forth herein (excluding any risk factor disclosures contained under the heading "Risk Factors" or any disclosure of risks included in any "forward-looking statements" section in such Purchaser SEC Documents) or (ii) Purchaser Disclosure Letter, Purchaser hereby represents and warrants to Sellers, as of the date hereof and as of the Closing Date (or as of such other date as may be expressly provided in any representation or warranty), as set forth below.  Information disclosed in any section of the Purchaser Disclosure Letter shall be deemed to be disclosed with respect to such other section of the Purchaser Disclosure Letter to which such disclosure would reasonably pertain or where its relevance to such other section would be reasonably apparent.

Section 5.1  Organization and Good Standing.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Purchaser has all requisite corporate power and authority to own the Acquired Assets and the Acquired Subsidiary Equity and to carry on its business in a manner similar to that currently conducted and, as of the Closing Date, except where the failure to have such power and authority would not a have a Purchaser Material Adverse Effect.

Section 5.2  Capital Stock.  The authorized capital stock of Purchaser consists of 300,000,000 shares of common stock, par value $0.01 per share ("Purchaser Shares"), of which 165,708,607 Purchaser Shares were outstanding at the close of business on March 26, 2013, and 30,000,000 shares of Purchaser Preferred Stock, par value $0.01 per share (the "Purchaser Preferred Stock"), of which none are outstanding as of the date hereof. All of the outstanding Purchaser Shares have been duly authorized and are validly issued, fully paid and non-assessable. Except as set forth above, at the close of business on March 26, 2013, no shares of capital stock or other equity interests in Purchaser were issued or outstanding. Purchaser has no Purchaser Shares or Purchaser Preferred Stock reserved for issuance, except that, at the close of business on March 26, 2013, there were 7,154,674 options to acquire Purchaser Shares, 4,990,766 Purchaser Shares underlying Purchaser restricted stock units and performance share units and 7,399,970 Purchaser Shares remaining in reserve for issuance for Purchaser employees and directors under Purchaser Equity Plans and non-U.S. stock incentive plans.  Except as set forth above and except as set forth in Section 5.2 of the Purchaser Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Purchaser to issue or sell any shares of capital stock or other securities of Purchaser or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of Purchaser, and no securities or obligations evidencing such rights are authorized, issued or outstanding.  Except as set forth in Section 5.2 of the Purchaser Disclosure Letter, Purchaser does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Purchaser on any matter.  When the Purchaser Shares are issued to BGC US pursuant to the terms of this Agreement, such shares will be duly authorized and validly issued, fully paid and non-assessable and free of any preemptive rights or Liens other than restrictions on transfers of securities imposed by applicable federal or state securities Laws,  those set forth in Purchaser's Restated Certificate of Incorporation, in effect as of the date hereof and those pursuant to Section 3.8(g) of this Agreement.

Section 5.3  Authorization; Binding Obligations.  Purchaser has all necessary power and authority to make, execute and deliver this Agreement and the Related Agreements and to perform all of the obligations to be performed by it hereunder and thereunder.  The making, execution, delivery and performance of this Agreement and the Related Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser (including, with respect to each Earn-Out Issuance, for purposes of Section 203 of the Delaware General Corporation Law) and no other corporate proceedings on the part of Purchaser is necessary to authorize the execution, delivery and performance by Purchaser of this Agreement or the Related Agreements or the transactions contemplated hereby or thereby.  This Agreement has been, and, as of the Closing Date, the Related Agreements will be, duly and validly executed and delivered by Purchaser, and assuming the due authorization, execution and delivery by Parent and the applicable Sellers that are party thereto, each of this Agreement and the Related Agreements will constitute the valid, legal and binding obligation of Purchaser, enforceable against it in accordance with its terms, except as may be limited by the Enforceability Exceptions.  No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation will be applicable to Purchaser Shares to be delivered pursuant to this Agreement.

Section 5.4  No Conflicts.  Assuming receipt of the Consents, none of the execution, delivery or performance of this Agreement or the Related Agreements by Purchaser, nor the consummation of the transactions contemplated hereby or thereby, will (i) violate, conflict with, result in the breach of, or constitute a default under, any provision of the organizational documents of Purchaser; (ii) violate, conflict with, result in the breach of or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, be prohibited by, require any approval or consent under, or give to any Person any right of termination, amendment, acceleration, suspension, revocation or cancellation of, any Lease or material Contract to which Purchaser is now a party or by which its assets are bound; or (iii) violate or conflict with any Law applicable to Purchaser (including any memorandum of understanding or similar arrangement with any Governmental Authority), except, in the cases of clauses (ii) and (iii), for such violations, conflicts, breaches, defaults, prohibitions, approvals, consents, terminations, amendments, accelerations, suspensions, revocations or cancelations as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

Section 5.5  Approvals.  No material notices, approvals, reports or other filings are required to be made by Purchaser with, nor are there any material consents, registrations, approvals, permits or other authorizations required to be obtained by Purchaser from, any Governmental Authority or other third party in order for Purchaser to execute or deliver this Agreement or any of the Related Agreements or to consummate the transactions contemplated hereby or thereby except (i) the filings under the HSR Act and the expiration or termination of the applicable waiting period, (ii) the approvals set forth in Section 5.5 of the Purchaser Disclosure Letter (the "Purchaser Consents" and collectively with the Seller Consents, the "Consents") and (iii) for the Seller Consents.

Section 5.6  Litigation.  There is no action, suit, proceeding, claim, arbitration or other litigation pending, or any investigation by any Governmental Authority pending or, to the Knowledge of Purchaser, any action, suit, proceeding, claim or other litigation or investigation by any Governmental Authority threatened in writing, against Purchaser, except, in each case, as would not have a Purchaser Material Adverse Effect.  There are no Governmental Orders binding upon Purchaser, except as would not have a Purchaser Material Adverse Effect.

Section 5.7  Financing.  Purchaser will have at the Closing Date sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Closing Purchase Price as required by this Agreement.

Section 5.8  Acquisition of Shares for Investment.  Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of its purchase of the Acquired Subsidiary Equity.  Without limiting the other provisions hereof, Purchaser confirms that Parent and Sellers have made available to Purchaser or Purchaser's agent the opportunity to ask questions of the officers and management employees of Parent and of Sellers, and of the Acquired Subsidiaries and their respective Subsidiaries as well as access to the documents, information and records of Parent, Sellers and the Acquired Subsidiaries and their respective Subsidiaries and to acquire additional information about the business and financial condition of the Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Acquired Subsidiaries and their respective Subsidiaries and their properties, assets, business, financial condition, prospects, documents, information and records.  Purchaser is acquiring the Acquired Subsidiary Equity for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Acquired Subsidiary Equity.  Purchaser acknowledges that the Acquired Subsidiary Equity has not been registered under the Securities Act, or any state securities Laws, and agrees that the Acquired Subsidiary Equity may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available, or in a transaction not subject to registration, under the Securities Act and without compliance with foreign securities Laws, in each case, to the extent applicable.  Purchaser is an “accredited investor” within the meaning of Rule 501 under the Securities Act, and any Acquired Subsidiary Equity that Purchaser receives hereunder will be received only on its own behalf and its Affiliate assignees and not for the account or benefit of any other person or entity.

Section 5.9  Reports; Financial Statements.

(a)                  Purchaser SEC Documents were filed in a timely manner and in material compliance with all applicable Laws and other requirements applicable thereto. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the Purchaser SEC Documents complied in all material respects with requirements under applicable Law regarding the accuracy and completeness of the disclosures contained therein, and none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Purchaser SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b)                  The consolidated balance sheet (including the related notes and schedules) included in the audited consolidated financial statements of Purchaser for the fiscal year ended December 31, 2011 (the "Purchaser Financial Statements") fairly presents the consolidated financial position of Purchaser and its Subsidiaries as of its date, and the consolidated statements of income, equity, and cash flows and of changes in financial position included in the Purchaser

Financial Statements (including any related notes and schedules) fairly present the results of operations, equity, cash flows and changes in financial position, as the case may be, of Purchaser and its Subsidiaries for the periods set forth therein, in each case in conformity with GAAP consistently applied during the periods involved, except as may be noted therein.

Section 5.10  No Brokers or Finders.  Except for Deutsche Bank Securities Inc., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement or the Related Agreements based upon arrangements made by or on behalf of Purchaser.  Purchaser is solely responsible for all fees and expenses of Deutsche Bank Securities Inc.

Section 5.11  No Stockholder Approval.  No vote or other action of the stockholders of Purchaser is required pursuant to any requirement of Law, the organizational documents of Purchaser or otherwise in order for Purchaser to consummate the transactions contemplated by this Agreement and the Related Agreements.

ARTICLE VI

COVENANTS

Section 6.1  Conduct of Business.

(a)                  From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, except as (w) expressly contemplated or required by this Agreement, (x) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent, Sellers or any of their Subsidiaries, (y) as may be agreed in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), or (z) as set forth in Section 6.1(a) of the Seller Disclosure Letter, each Seller agrees that it and its Affiliates shall conduct, and cause each of their respective Subsidiaries to conduct, the Business only in the ordinary course of business consistent with past practice ("Ordinary Course") and to use their respective commercially reasonable efforts to (i) preserve intact the business organizations and relationships with third parties relating to the Business, and (ii) keep available the services of the management, consultants and employees of the Business, in each case, in the Ordinary Course; provided,  however, that no action by Sellers or any of their respective Affiliates with respect to matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b)                  Except as (w) expressly contemplated or required by this Agreement, (x) required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent, Sellers or any of their Subsidiaries, (y) as may be agreed in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), or (z) as set forth in Section 6.1(b) of the Seller Disclosure Letter, each Seller agrees that it and its Affiliates shall not, and to cause each of their respective Subsidiaries not to, with respect to the Business:

(i)                  authorize or effect any amendment to or change the organizational documents of any Acquired Subsidiary;

(ii)                create any Subsidiary of any Acquired Subsidiary;

(iii)              issue or authorize the issuance of any equity interests or grant any options, warrants, or other rights to purchase or obtain any of its equity securities or issue, sell or otherwise dispose of any of its equity securities or redeem, repurchase or otherwise acquire any securities of any Acquired Subsidiary (other than to another Acquired Subsidiary);

(iv)                declare, authorize, make or pay any dividend or other distribution with respect to the equity interests of any Acquired Subsidiary, other than in the Ordinary Course and other than any cash dividend paid prior to the Closing;

(v)                  effect any recapitalization, reclassification or similar change in the capitalization of any Acquired Subsidiary;

(vi)                with respect to any Acquired Subsidiary (or any Subsidiary of an Acquired Subsidiary), assume or incur any Indebtedness or make any loan to a third party other than routine advances to employees in the Ordinary Course;

(vii)              other than in the Ordinary Course and except for renewals or terminations in accordance with the terms of any Acquired Contract, (A) terminate, amend or otherwise materially modify any Acquired Contract; or (B) enter into any new Contract that will be an Acquired Contract;

(viii)            other than a renewal of a Contract on material terms no less favorable in the aggregate to Sellers or its Affiliates, enter into any new Contract that will be an Acquired Contract if such Contract (A) contains any non-competition agreement, exclusivity agreement or any other agreement or obligation which purports to limit in any respect (1) the ability of the Business to solicit customers or (2) the manner in which, or the localities in which the Business, or following consummation of the transactions contemplated by this Agreement, Purchaser's businesses, is or would be conducted; (B) provides for indemnification by Sellers,  its Affiliates or the Acquired Subsidiaries of any Person, other than customary agreements relating to the indemnity of directors, officers and employees of Parent or its Affiliates and indemnifications made in the Ordinary Course; (C) is a joint venture or partnership agreement; (D) grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Sellers or any of their Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business related to the Business; (E) contains a "most favored nation" clause; (F) is for the sale of any material Acquired Asset or grants any rights to purchase any material Acquired Asset; (G) contemplates payment or payments by the Business outside the Ordinary Course; (H) restricts the use of the Acquired Intellectual Property; (I) is a Lease; (J) is a collective bargaining agreement, similar labor agreement, employment agreement or consulting agreement with respect to the Business Employees or Business Consultants; or (K) contains commitments by Sellers or any of their Affiliates for capital expenditures in excess of $50,000 individually or $250,000 in the aggregate for the duration of the Contract;

(ix)                sell, lease, license, transfer or otherwise dispose of to a third party any of the Acquired Assets, other than leasing equipment to customers or sales of equipment or other de minimis assets no longer used in the Business, in each case, in the Ordinary Course;

(x)                  have any Acquired Subsidiary merge with, enter into a consolidation with, any Person or acquire a substantial portion of the assets or business of any Person or any division or line of business thereof with a value in excess of $50,000 individually or $250,000 in the aggregate, or otherwise acquire any assets with a value in excess of $50,000 individually or $250,000 in the aggregate, other than in the Ordinary Course;

(xi)                (A) materially increase the compensation or benefits (including any bonus, option, incentive or deferred compensation, salary, severance, welfare or retirement benefits) of any Business Employee or Business Consultant whose base salary compensation is in excess of $150,000 per year, except for such increases in the Ordinary Course or as required by any Contract in effect on the date of this Agreement, (B) terminate, adopt, enter into, materially amend, or make any material determination with respect to, any provision of any Parent Benefit Plan or Employment Agreements affecting any Business Employee or Business Consultant, except in the case of such amendments or determinations made in the Ordinary Course, as required by any Contract in effect on the date of this Agreement or with respect to employees of Parent or its Affiliates generally (including Business Employees), (C) issue any broadly distributed written communication of a general nature to Business Employees or Business Consultants  relating to benefits and compensation, except for communications in the Ordinary Course that do not relate to the transactions contemplated hereby or (D) enter into, amend, negotiate or terminate any collective bargaining or similar agreement affecting Business Employees or Business Consultants;

(xii)              permit any Acquired Subsidiary to hire or retain any individual as an employee or consultant or in any similar capacity, other than hiring or retaining in the Ordinary Course any individual to replace any employee or consultant with a base annual salary of less than $150,000 whose employment or services was terminated after the date hereof;

(xiii)            with respect to any Acquired Subsidiary, commit to make capital expenditures that have not been fully paid  prior to the Closing;

(xiv)              make, change, or revoke any Tax election, settle any Tax audit, file any amended Tax Return or change any method of Tax accounting, in each case in respect of any Acquired Subsidiary and if any such action would materially adversely affect Purchaser or any of its Affiliates (including the Acquired Subsidiaries) in a taxable period or portion thereof beginning after the Closing Date;

(xv)                cancel, abandon or make any material change to any Software included in the Acquired Intellectual Property other than updates to such Software in the Ordinary Course;

(xvi)              settle any material claim, action or proceeding for which Purchaser or any Acquired Subsidiary would be responsible after the Closing, or waive any material rights or claims under any Acquired Contract;

(xvii)            other than changes required by GAAP, change any method of financial accounting or financial accounting practice or policy with respect to the Business or of any Acquired Subsidiary;

(xviii)          except in the Ordinary Course, make any material change in the policies of Sellers or any of their Affiliates (with respect to the Business) regarding the payment of accounts payable or the collection of accounts receivable; or

(xix)              agree, or commit to do, any of the foregoing.

(c)                  Following the date hereof until the Closing, Sellers shall use commercially reasonable efforts to deliver to Purchaser (i) the trading revenue and volume summary for the Business, (ii) pro forma statements of Acquired Assets and Assumed Liabilities and (iii) pro forma statements of revenue and direct and dedicated expenses for the Business as at or for each month-end occurring between the date hereof and the Closing, in each case, no later than fifteen (15) Business Days following the last day of the applicable month.

Section 6.2  Access and Confidentiality.

(a)                  From the date hereof until the earlier of the Closing and termination of this Agreement in accordance with its terms, subject to applicable Law, each (i) of Sellers, on the one hand, and Purchaser, on the other, will permit the other and their respective representatives to have reasonable access, during regular business hours and upon reasonable advance notice for purposes reasonably consistent with this Agreement, to their respective properties, premises, facilities, employees and representatives and books and records to the extent related to the transactions contemplated by this Agreement or by the Related Agreements, (ii) Parent or Purchaser, as applicable, shall direct its respective employees, agents and representatives and shall cause the employees, agents and representatives of its respective Affiliates, to cooperate fully with Purchaser or Sellers, as the case may be, and its respective representatives to the extent related to the transactions contemplated by this Agreement or by the Related Agreements and (iii) Sellers shall, and shall cause their Affiliates to, furnish promptly to Purchaser a copy of (x) each regulatory report, schedule, form, registrations and other documents (and any amendment with respect thereto) filed with any Governmental Authority to the extent related to the Business, (y) the internal or external reports related to the Business and (z) all other information concerning the Business as Purchaser may reasonably request; provided,  however, that nothing herein shall obligate any Seller or any Acquired Subsidiary or any of their respective Affiliates to take any actions that would (i) unreasonably interrupt or interfere with the normal course of their businesses or (ii) result in any waiver of attorney-client privilege or violate any Laws or the terms of any Contract to which Seller, any Acquired Subsidiaries or any of their Affiliates is a party or to which any of their respective assets are subject; provided,  further, that prior to the expiration of any waiting period under the HSR Act and other similar Law applicable to the transactions contemplated by this Agreement, Purchaser and its representatives shall only be permitted such reasonable access which, in Seller's discretion, after consultation with counsel, is appropriate during such review process. Purchaser shall comply, and shall cause its representatives to comply, with all safety, health and security rules applicable to the premises being visited.  In each case, Purchaser and each Seller, as applicable, and its respective representatives shall comply with the confidentiality obligations contained herein.

(b)                  In addition to the confidentiality arrangements contained herein, all information provided or obtained in connection with the transactions contemplated by this Agreement (including pursuant to subsection (a) above) will be held by Purchaser in accordance with the Non-Disclosure Agreement, dated October 13, 2011, as amended, between Purchaser and Parent (the "Non-Disclosure Agreement"). In the event of a conflict or inconsistency between the terms of this Agreement and the Non-Disclosure Agreement, the terms of this Agreement will govern.

(c)                  Each party hereto shall preserve and keep all books and records and all information relating to the accounting, business and financial affairs that are retained by Parent or any of its  Affiliates or obtained by Purchaser hereunder, as the case may be, which information relates to the Business, the Acquired Assets or the Acquired Subsidiaries prior to the Closing, for five (5) years after the Closing Date, or for any longer period as may be (i) required by any Governmental Authority or (ii) reasonably necessary with respect to the prosecution or defense of any legal action that is then pending or threatened or audit and with respect to which the requesting Party has notified the other Party as to the need to retain such books, records or information.  Notwithstanding the foregoing provisions of this Section 6.2(c), the provisions of Article VIII shall govern the preservation, retention and sharing of Tax Returns and Tax work papers.  After the Closing Date, each Party shall, and shall cause its Subsidiaries to, permit the other Party and their respective representatives to have reasonable access to, and to inspect and copy, all materials referred to in this Section 6.2(c) and to meet with officers and employees of the other Party and its Subsidiaries on a mutually convenient basis in order to obtain explanations with respect to such materials, to obtain additional information, to call such officers and employees as witnesses and for any other reasonable business purpose.

Section 6.3  Notice.  Until the Closing, each of Parent and Purchaser shall use commercially reasonable efforts to promptly notify the other in writing of any fact, change, condition, circumstance or occurrence of any event of which it is aware that will or is reasonably likely to result in the conditions set forth in Section 7.2(a) or (b) becoming incapable of being satisfied. Until the Closing, Parent shall use commercially reasonable efforts to notify Purchaser in writing promptly following any Person set forth on Section 6.3 of the Seller Disclosure Letter learning that Parent or any of its Affiliates shall have received from a Material Customer proper written notice (in accordance with the notice provisions of the applicable Contract) of termination or non-renewal of such Material Customer’s contract that constitutes an Acquired Contract.

Section 6.4  Efforts; Filings.

(a)                  Subject to the terms and conditions of this Agreement, each of Parent and Purchaser shall use its reasonable best efforts to take, agree to take, or cause to be taken, any and all actions and to do, or cause to be done, any and all things necessary, proper or advisable under applicable Law or otherwise, so as to, as promptly as practicable, consummate the transactions contemplated by this Agreement and the Related Agreements, and each shall, and shall cause its respective Affiliates (and in the case of Parent, the Cantor Group) to, cooperate fully to that end.  Subject to Section 6.2 and the Non-Disclosure Agreement, each Party shall (i) permit the other Parties to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed written (or any material proposed oral) communication with any Governmental Authority regarding the transactions contemplated by this Agreement and the Related Agreements; and (ii) promptly inform the other Parties (and if in writing, provide the other Parties or their counsel with copies of) all correspondence, filings and communications between the Party and any Governmental Authority regarding the transactions contemplated by this Agreement and the Related Agreements.  The Parties may, as each deems advisable or necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 6.4 as "outside counsel only."  Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Sellers, as the case may be) or its legal counsel; provided,  however, that materials provided pursuant to this Section 6.4 may be redacted (x) to remove references concerning the valuation of the Business, (y) as necessary to comply with contractual arrangements, or (z) as necessary to address reasonable legal privilege concerns.

(b)                  Without limiting the provisions of Section 6.4(a) and notwithstanding any other provision of this Agreement, Purchaser shall take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law (including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act")) that may be asserted with respect to the transactions contemplated by this Agreement and the Related Agreements so as to enable the Closing to occur expeditiously; provided,  however, that Purchaser shall not be obligated to divest: (i) the Business, or (ii) assets unrelated to a marketplace of transactions in U.S. Treasury Securities, except to the extent that such assets are immaterial or (iii) any technology that Purchaser is required pursuant to the next sentence to be willing to agree to license. In addition, if required to consummate the transactions contemplated by this Agreement and the Related Agreements, Purchaser will, with respect to any third-party competitor of the Business, both (A) license (non-exclusively with respect to Purchaser) Purchaser's Competitive Technology for use by such competitor in operating a marketplace of transactions in U.S. Treasury Securities and (B) permit access to, and the right to modify, the source code underlying such Competitive Technology. For purposes of the foregoing sentence, the Parties intend that such grant of a license and access shall, if required to consummate the transactions contemplated by this

Agreement and the Related Agreements, be for no payment or royalty made to Purchaser or any of its Affiliates, and that such license shall, if required to consummate the transactions contemplated by this Agreement and the Related Agreements, be perpetual.  "Competitive Technology" shall mean all technology of Purchaser and its Subsidiaries that is used by a third-party competitor of the Business related to a marketplace of transactions in U.S. Treasury Securities, including, if required to consummate the transactions contemplated hereby, any updates and upgrades of such technology and access to maintenance of such technology. In addition, Purchaser and Parent shall defend through litigation on the merits in a U.S. District Court (or any state trial court) any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would restrain, prevent or delay the Closing. For the avoidance of doubt, if Purchaser has complied with its obligations set forth above, and nonetheless a Governmental Authority has brought an action under any antitrust, competition or trade regulation Law that has resulted in a final, permanent Governmental Order preventing the Closing, then either Party will be entitled to terminate this Agreement pursuant to Section 9.1(b) without incurring any obligations to each other in connection with such termination.  Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining any necessary antitrust or competition clearances.  No Party shall participate in any meeting with any Governmental Authority in connection with this Agreement (or make oral submissions at meetings or in telephone or other conversations) unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Authority, gives the other Parties the opportunity to attend and participate thereat.

(c)                  As promptly as practicable but in no event later than thirty (30) days after the date of this Agreement, Parent and Purchaser shall prepare and file complete notifications with the Federal Trade Commission and the United States Department of Justice as are required to comply with the HSR Act.  In the event that the Parties receive a formal request for additional information or documentary materials after an initial notification pursuant to the HSR Act, the Parties will use their respective reasonable best efforts to respond to such request as promptly as possible and counsel for the Parties will reasonably cooperate during the entirety of any such process.

(d)                  Each of Parent and Purchaser agrees to use its reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, clearances, approvals and authorizations of all Governmental Authorities and other Persons necessary to consummate the transactions contemplated by this Agreement and the Related Agreements as promptly as practicable.

(e)                  Purchaser and Sellers shall not, and shall not permit any of their Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or take any other action if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation or other action could reasonably be expected to (i) impose any delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement and the Related Agreements, (iii) significantly increase the risk of not being able to remove any such order on appeal or otherwise, or (iv) delay or prevent the consummation of the transactions contemplated by this Agreement and the Related Agreements.

Section 6.5  Non-Solicitation of Alternative Transaction.    From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Sellers shall not, nor shall they permit any of their respective Subsidiaries to, nor authorize or permit any director, officer or employee of Sellers or any of their respective Affiliates to, and shall use reasonable best efforts to cause any investment banker, attorney, accountant or other advisor or representative of Sellers or any of their respective Affiliates not to, directly or indirectly, (a) solicit, initiate or knowingly encourage, or take any other action knowingly to facilitate, any Alternative Proposal or (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, any Alternative Proposal.  The term "Alternative Proposal" means any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition, in one transaction or a series of related transactions (including any merger, consolidation, exchange offer, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction) of any equity or voting interests of an Acquired Subsidiary or twenty-five percent (25%) or more of the Acquired Assets; provided that an Alternative Proposal shall not include any of the transactions contemplated by this Agreement or the Related Agreements or any inquiry, offer or proposal to acquire all or a majority of the outstanding common stock or equity interest of Parent or BGC Holdings.

Section 6.6  Non-Solicitation of Employees; Non-Competition.

(a)                  From and after the date of this Agreement until the second anniversary of the Closing Date (or, in the event that this Agreement is terminated in accordance with its terms, the second anniversary of the date of this Agreement):

(i)                  without the prior written consent of Purchaser, Parent agrees that no member of the Parent Group and Cantor agrees that no member of the Cantor Group will, directly or indirectly, (A) hire, employ, or engage as a consultant, any employee or consultant of any member of the Purchaser Group (but only if such member is a member of the Purchaser Group as of the date hereof) or, following the Closing, any Business Employee to whom Purchaser has made an offer pursuant to Section 6.10(a) or any Business Consultant to whom Purchaser has made an offer of consulting engagement pursuant to Section 6.10(k) or (B) solicit, induce, attempt to induce or otherwise encourage any employee or consultant of any member of the Purchaser Group (but only if such member is a member of the Purchaser Group as of the date hereof) or, following the Closing, any Business Employee to whom Purchaser has made an offer pursuant to Section 6.10(a) or any Business Consultant to whom Purchaser has made an offer of consulting engagement pursuant to Section 6.10(k) to terminate employment or engagement with any member of the Purchaser Group; provided,  however, the foregoing shall not preclude any member of the Parent Group or  Cantor Group from (x) hiring or engaging any such employees whose employment was terminated by Purchaser or any member of the Purchaser Group (other than for cause) at least three (3) months prior to the date when he/she was first solicited for employment by such Person, or (y) making general or public solicitations not targeted at any such employee; and

(ii)                without the prior written consent of Parent, Purchaser agrees that no member of the Purchaser Group will, directly or indirectly, (A) hire, employ, or engage as a consultant, any employee or consultant (other than any Business Employee or Business Consultant pursuant to the terms of this Agreement) of any member of the Parent Group or Cantor Group (but only if such member is a member of the Parent Group or Cantor Group, as applicable, as of the date hereof) or (B) solicit, induce, attempt to induce or otherwise encourage any employee or consultant (other than any Business Employee or Business Consultant pursuant to the terms of this Agreement) of any member of the Parent Group or Cantor Group (but only if such member is a member of the Parent Group or Cantor Group, as applicable, as of the date hereof) to terminate employment or engagement with any member of the Parent Group or Cantor Group; provided,  however, the foregoing shall not preclude any member of the Purchaser Group from (x) hiring or engaging any such employees whose employment was terminated by any member of the Parent Group or Cantor Group (other than for cause) at least three (3) months prior to the date when he/she was first solicited for employment by a member of the Purchaser Group or (y) making general or public solicitations not targeted at any such employee.

In the event that any party breaches or violates its obligations under this Section 6.6(a) prior to the Closing, the non-breaching party shall provide written notice of such breach or violation to the breaching party and provide the breaching party with an opportunity to cure such breach, and the breaching party shall not be deemed to be in breach or violation of this Section 6.6(a) for purposes of Section 7.2(b), Section 7.3(b), Section 9.1(d) or Section 9.1(e), as applicable, so long as it shall have taken actions to cure such breach reasonably promptly following receipt of such notice.  In addition to the foregoing, in the event that any party breaches or violates its obligations under this Section 6.6(a) prior to or after the Closing because it did not have knowledge that a Person was or was formerly an employee or consultant of the other party at the time of the solicitation,  hiring or engagement, as the case may be, of such Person, then the breaching party shall not be deemed to be in breach or violation of this Section 6.6(a) so long as it shall have taken actions to cure such breach reasonably promptly following receipt of notice from the non-breaching party that such Person was or was formerly an employee or consultant of the non-breaching party

(b)                  From the Closing Date until the third anniversary thereof, without the prior written consent of Purchaser, and subject to Section 6.6(c), Parent agrees that no member of the Parent Group and Cantor agrees that no member of the Cantor Group will, directly or indirectly, including as principal, sole proprietor, partner, member, stockholder or investor or in any other capacity, own, control, manage or operate any business or entity that, anywhere in the world, in whole or in part, engages in the Competing Business.

(c)                  Nothing in Section 6.6(b) shall preclude any member of the Parent Group or any member of the Cantor Group from:

(i)                  collectively owning ten percent (10%) or less of the outstanding securities of any Person that are listed on any national securities exchange or otherwise publicly traded so long as such member is not otherwise directly or indirectly advising, directing or otherwise engaged in the Competing Business of such Person, including as an officer, director, consultant or employee of such Person;

(ii)                acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged, directly or indirectly, in a Competing Business if (A) such Competing Business generated less than ten percent (10%) of such Person's consolidated annual revenues in the last completed fiscal year of such Person and (B) Parent enters into a definitive agreement to cause the divestiture of the Competing Business within nine (9) months after the consummation of such acquisition is consummated and has completed such disposition within six (6) months of the date of such definitive agreement (the "Divestiture Period"); provided that if such divestiture has not been consummated due to (x) any applicable waiting period (including extension thereof) applicable to such divestiture under the HSR Act, or under any other applicable Law not having expired or been terminated, or (y) the failure to procure or obtain any required governmental or regulatory consents, approvals, permits or authorizations applicable to such divestiture, then the Divestiture Period will automatically be extended so that it expires one week following the later of the expiration or termination of such waiting period and the procurement or obtainment of such consents, approvals, permits and authorizations; provided, further, that in no event shall the Divestiture Period extend beyond eighteen (18) months following the acquisition of the Competing Business;

(iii)              exercising its rights under the License Agreement;

(iv)                engaging in the ordinary or customary activities of primary dealers designated by the Federal Reserve Bank of New York, including operating a single dealer electronic platform or a request for quote platform; provided that such activities shall not include operating a transparent central limit order book in Recently Announced or Issued or Re-Opened or First Off-The-Run U.S. Treasury Securities; and

(v)                  engaging in any activity that constitutes a de minimis inadvertent breach or violation of its obligations pursuant to Section 6.6(b); provided that upon receiving notice of such activity Parent and/or its Affiliate promptly ceases the activity causing such breach.

(d)                  Without limiting any other rights of Purchaser, Parent (on behalf of itself and the members of the Parent Group) and Cantor (on behalf of itself and the members of the Cantor Group) acknowledge and agree that the remedy at law for any breach, or threatened breach, of any of the provisions of Section 6.6(b) will be inadequate, and, accordingly, Parent and Cantor hereby acknowledge and agree that Purchaser shall, in addition to any other rights and remedies which Purchaser may have at law or otherwise, be entitled to equitable relief, including injunctive relief, and to the remedy of specific performance with respect to any breach or threatened breach of Section 6.6(b).

(e)                  Parent (on behalf of itself and the members of the Parent Group), Cantor (on behalf of itself and the members of the Cantor Group) and Purchaser agree that the terms of the covenants in Section 6.6(b), as modified by Section 6.6(c), are fair and reasonable with respect to their duration, geographical area and scope, including in light of Purchaser's plans for the Business, are necessary to protect the value of the Acquired Assets and the Acquired Subsidiary Equity (including the goodwill related thereto) and were a material and necessary inducement for Purchaser, Parent (on behalf of itself and the members of the Parent Group) and Cantor (on behalf of itself and the members of the Cantor Group) to agree to the transactions contemplated hereby and by the Related Agreements.  Parent has independently consulted with its counsel and after such consultation, hereby agrees that the covenants set forth in Section 6.6(b), as modified by 6.6(c), are reasonable and proper.  In the event that any provision contained in Section 6.6(b), as modified Section 6.6(c), shall be determined by any court of competent jurisdiction or any Governmental Authority to be unenforceable for any reason whatsoever (including in relation to duration or the scope of the activities covered thereby), then the Parties agree that the maximum subject matter, duration, scope, geographic area or other restrictions deemed reasonable under such circumstances by such court shall be substituted for the stated subject matter, duration, scope, geographic area or other restrictions, with it being specifically acknowledged and agreed by Purchaser, Parent and Cantor that it is their continuing desire that each covenant in Section 6.6(b), as modified by Section 6.6(c), be enforced to the full extent of its terms and conditions.

Section 6.7  Further Assurances.  After the Closing Date, each of Parent and Purchaser shall use its commercially reasonable efforts from time to time to execute and deliver, or cause to be executed and delivered, at the reasonable request of the other Party such additional documents and instruments (including any assignments, bills of sale, assumption agreements, consents and other similar instruments in addition to those required by this Agreement) as may be reasonably required to give effect to this Agreement and the transactions contemplated hereby, and to provide whatever documents or other evidence of ownership as may be reasonably requested by Purchaser to confirm Purchaser's ownership of the Acquired Assets and Acquired Subsidiary Equity.  To the extent that any member of the Cantor Group owns or has any right, title or interest in an Acquired Asset, including those assets set forth on Section 6.7 of the Seller Disclosure Letter, Cantor shall and shall cause such member of the Cantor Group to execute and deliver, or cause to be executed and delivered such documents and instruments (including any assignments, bills of sale, assumption agreements, consents and other similar instruments) as may be reasonably required to transfer such ownership or right, title or interest to Purchaser, and shall also cause such member to comply with the provisions set forth in Sections 6.1 and 6.8 insofar as they apply to Affiliates of Sellers that own or have a right, title or interest in an Acquired Asset.

Setion 6.8  Assignment of Contracts; Approvals and Consents; Novation.

(a)                  Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Contract or Lease or any claim, right or benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach or other contravention thereof or be ineffective with respect to any party thereto or would violate any applicable Law.

(b)                  With respect to any such Contract or Lease and any claim, right or benefit arising thereunder or resulting therefrom, Sellers shall, and shall cause their Affiliates to, use commercially reasonable efforts, and Purchaser shall reasonably cooperate with Sellers and their Affiliates, to obtain, or cause to be obtained, prior to Closing, any consent, substitution, approval or amendment (which requests for consents, substitution, approval or amendment shall be in form and substance reasonably satisfactory to Purchaser) required to novate or assign such Contract or Lease; provided,  however, in no event shall any Seller, Purchaser or their Affiliates be obligated to pay any money (other than a de minimis amount) to any Person or to otherwise offer or grant other financial or other accommodations to any Person in connection with obtaining any such consent, substitution, approval or amendment with respect to any Contract or Lease.

(c)                  If any consent, substitution, approval or amendment required to novate or assign any Contract or Lease is not obtained prior to Closing, until the earlier of such time as such consent is obtained or one (1) year following the Closing Date, Sellers and Purchaser will each use reasonable best efforts to establish an agency type or other similar arrangement reasonably satisfactory to Sellers and Purchaser under which Purchaser would obtain, to the fullest extent practicable, the claims, rights and benefits and assume the corresponding liabilities and obligations thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement) and under which the applicable Seller or its Affiliates would enforce at the direction of and for the benefit of Purchaser, any and all claims, rights and benefits of such Seller or Affiliate against a third party thereto.  During such period and without further consideration, (i) Sellers or its applicable Affiliates will promptly pay, assign and remit to Purchaser when received all monies and other consideration relating to the period after the Closing Date received by it under any Contract or any claim, right or benefit arising thereunder not transferred pursuant to this Section 6.8 and (ii) Purchaser will promptly pay, perform or discharge when due any Liability (including any liability for Taxes) arising thereunder after the Closing Date.

(d)                  Without limiting the generality of the obligations set forth in Section 2.1(a), any Contract to be assigned, transferred and conveyed in accordance with Section 2.1(a)(ii) that does not exclusively relate to the Business (each, a "Shared Contract," including certain electronic trading agreements, development agreements, pricing agreements market data vendor agreements and market data direct fee agreements, shall be assigned, only with respect to (and preserving the meaning of) those parts that relate to the Business, to either an Acquired Subsidiary or Purchaser, if so assignable, or appropriately amended prior to, on or after the Closing (the form and substance of any such amendment to be reasonably satisfactory to Purchaser), so that Purchaser shall be entitled to the rights and benefit of those parts of the Shared Contract that relate to the Business and shall assume the related portion of any Liabilities contemplated by this Agreement; provided,  however, that (x) in no event shall any Person be required to assign (or amend), either in its entirety or in part, any Shared Contract that is not assignable (or cannot be amended) by its terms without the consent or approval of a third party thereto and (y) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended, without the consent or approval of a third party thereto, until the earlier of such time as such consent or approval is obtained or one (1) year following the Closing Date, Sellers and Purchaser will each use reasonable best efforts to establish an agency type or other similar arrangement reasonably satisfactory to Sellers and Purchaser under which Purchaser would obtain, to the fullest extent practicable under such Shared Contract, the claims, rights and benefits of those parts that relate to the Business and assume the related portion of the liabilities and obligations thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement) and under which Sellers or its applicable Affiliates would enforce, at the direction of and for the benefit of Purchaser, any and all claims, rights and benefits of such Seller or Affiliate against a third party thereto to the extent relating to the Business.  During such period and without further consideration, (i) Sellers and their applicable Affiliates will promptly pay, assign and remit to Purchaser when received all monies and other consideration relating to the period after the Closing Date received by them thereunder or any claim, right or benefit arising thereunder not transferred pursuant to this Section 6.8 and (ii) Purchaser will promptly pay, perform or discharge when due any Liability (including any liability for Taxes) arising thereunder after the Closing Date.

(e)                  If any consent, substitution, approval or amendment under any Contract or Lease is required for Sellers or Purchaser to perform their or its obligations pursuant to the Services Agreement, Parent or the applicable Seller shall use commercially reasonable efforts to obtain or cause to be obtained such consent, substitution, approval or amendment; provided,  however, in no event shall any Seller be obligated to pay any money (other than a de minimis amount) to any Person or to otherwise offer or grant other financial or other accommodations to any Person in connection with obtaining any such consent, substitution, approval or amendment with respect to any Contract or Lease.

(f)                  The provisions of this Section 6.8 shall not affect any representation or warranty of any Seller under this Agreement.

Section 6.9  Intercompany Agreements; Intercompany Accounts.

(a)                  Except as set forth in Section 6.9 of the Seller Disclosure Letter or as otherwise expressly set forth in this Agreement or the Related Agreements and the attachments thereto, Sellers shall, and shall cause their respective Affiliates and the Cantor Group to, immediately prior to the Closing, execute and deliver such releases, termination agreements and discharges as are necessary to (i) release and discharge Sellers and such Affiliates (other than the Acquired Subsidiaries) and the Cantor Group from any and all obligations owed to the Acquired Subsidiaries, (ii) release and discharge any Acquired Subsidiary from any and all obligations owed to any Seller or any Affiliate thereof (other than any Acquired Subsidiary) or any member of the Cantor Group and (iii) terminate all arrangements, commitments, contracts and understandings among any Seller and any Affiliate or member of the Cantor Group, on the one hand, and any Acquired Subsidiary, on the other hand.

(b)                  On or prior to the Closing Date, all intercompany accounts between any Seller and/or any of its Subsidiaries (other than any Acquired Subsidiaries), on the one hand, and each Acquired Subsidiary, on the other hand, shall be settled or otherwise eliminated.  Intercompany accounts between and among the Acquired Subsidiaries shall not be affected by this provision.

Section 6.10  Employee Matters.

(a)                  Offers of Employment.  No later than five (5) Business Days prior to the Closing Date, Purchaser shall make or cause to be made offers of employment to each of the Business Employees, with such offers to be effective as of the Closing Date, except as otherwise set forth in Section 6.10(b).  Each such offer of employment shall be on terms and conditions substantially comparable (but not necessarily identical) to those terms and conditions of employment applicable to the applicable Business Employee immediately prior to the Closing.  Except as otherwise set forth in Section 6.10(b), all Business Employees who accept such offers of employment shall become "Continuing Business Employees" as of the Closing Date.  Effective as of the Closing Date (or, if later, the date such individual becomes a Business Employee pursuant to Section 6.10(b)), Sellers or their Affiliates shall cause (i) each Continuing Business Employee to be fully vested in such employee's benefits under any Parent Benefit Plan that is a qualified or non-qualified pension or retirement plan and (ii) the employment of each of the Continuing Business Employees with Sellers or their Affiliates (other than those employed by an Acquired Subsidiary or described in Section 6.10(b)) to be terminated.

(b)                  Inactive Employees.  Notwithstanding the provisions of Section 6.10(a), Purchaser's offer of employment to any Business Employee who is inactive as of the Closing Date due to short-term disability or other leave of absence shall not be effective until such employee is ready and able to return to work; provided that such employee is able to return to work within the one (1)-year period commencing on the Closing Date.  Any such employee shall not become a Continuing Business Employee for purposes hereof until such employee returns to work within such period.  Employees who do not return to work within such period shall not become Continuing Business Employees unless otherwise agreed to by Purchaser.

(c)                  Employee Benefits Generally.  From the Closing Date until the first anniversary thereof, Purchaser shall provide or cause to be provided the Continuing Business Employees with compensation and welfare benefits (excluding any severance or retiree medical benefits) that are not materially less favorable in the aggregate than those generally provided to similarly situated employees of Parent or its Affiliates immediately prior to the Closing.   Except as may be specifically required by this Agreement or by applicable Law, Purchaser or its Affiliates shall not be obligated to provide any particular employee benefits to any Continuing Business Employee for any specific period of time. Nothing in this Agreement shall be deemed to limit the right of Purchaser or any of its Affiliates to terminate the employment of any Business Employee.

(d)                  Severance.  With respect to each Continuing Business Employee whose employment is terminated without cause (as defined in or within the meaning of the applicable severance plan, policy or statement or other similar Contract of Seller or any of its Affiliates in existence as of immediately prior to the Closing) during the one (1)-year period immediately following the Closing Date, Purchaser shall, except as may otherwise be required by an Assumed Employment Agreement, provide or cause to be provided severance benefits and payments equal in value to those which such Continuing Business Employee would have received under such plan, policy or statement or other similar Contract had the employment of such Continuing Business Employee been terminated by Seller or its applicable Affiliate immediately prior to the Closing, and the amount of such severance benefits and payments shall be calculated in accordance with the terms of such applicable plan, policy or statement, Employment Agreement or other similar Contract in effect immediately prior to the Closing, taking into account the Continuing Business Employee's period of employment prior through the Closing and with Purchaser or its Affiliates after the Closing.

(e)                  Preexisting Conditions; Deductibles; Credited Service.  As of the date on which the Continuing Business Employees become eligible to participate in the applicable Purchaser benefit plans, Purchaser shall cause to be (i) waived all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Continuing Business Employees under any welfare plan of Purchaser or its Subsidiaries or Affiliates in which such Continuing Business Employees may be eligible to participate after the Closing, to the extent that such conditions, exclusions and waiting periods would have been waived or satisfied under the corresponding welfare plan in which any such Continuing Business Employee participated immediately prior to the Closing, (ii) provided to each Continuing Business Employee credit for any co-payments and deductibles paid prior to the Closing, in respect of the calendar year in which the Closing Date occurs, in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans of Purchaser or its Subsidiaries or Affiliates in which such Continuing Business Employees may be eligible to participate after the Closing in the calendar year in which the Closing Date occurs and (iii) provided to each Continuing Business Employee credit for purposes of eligibility, vesting and benefit accrual (other than with respect to any defined benefit pension plan) under each employee benefit plan, program or arrangement of Purchaser or its Subsidiaries or Affiliates in which such Continuing Business Employees are eligible to participate after the Closing for all service recognized by Seller under the corresponding Parent Benefit Plan; provided,  however, that in no event shall the Continuing Business Employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service.

(f)                  401(k) Plan.  Effective as of the Closing, Purchaser shall establish or cause to be established, and Seller shall reasonably cooperate with Purchaser to establish, participation by the Continuing Business Employees in Purchaser's tax-qualified defined contribution plan or plans with a cash or deferred feature (the "Purchaser 401(k) Plan") for the benefit of each Continuing Business Employee who, as of immediately prior to the Closing, was eligible to participate in a tax-qualified defined contribution plan maintained by Seller or its Affiliates (the "Seller 401(k) Plan").  Purchaser shall continue to make available and maintain the Purchaser 401(k) Plan for a period ending no earlier than the first anniversary of the Closing Date.  As soon as practicable after the Closing Date, the Seller 401(k) Plan shall, to the extent permitted by Section 401(k)(10) of the Code, make distributions available to Continuing Business Employees, and the Purchaser 401(k) Plan shall accept any such distribution (including loans) as a rollover distribution if so directed by the Continuing Business Employee.  The Parties agree to cooperate so as not to place any loan with respect to a Continuing Business Employee's rollover account into default during the period from the Closing Date until the rollover is completed; provided that such employee continues making loan repayments on a timely basis during such period in accordance with the established procedures of Seller and its Affiliates, as applicable.

(g)                  COBRA.  Parent shall retain responsibility for continuation coverage under Sections 601 et seq. of ERISA and any state continuation coverage requirements ("COBRA Obligations") to all Business Employees (and their qualified beneficiaries), for whom a "qualifying event" under COBRA occurs prior to the Closing.  Purchaser shall be responsible for COBRA Obligations with respect to the Continuing Business Employees and their beneficiaries for whom a "qualifying event" under COBRA occurs at or after the Closing.

(h)                  WARN Act.  Sellers shall not, by reason of its actions alone, at any time within the ninety (90)-day period immediately before the Closing Date, cause a Business Employee to incur an "employment loss" (as such term is defined in the WARN Act) without the consent of Purchaser (which will not be unreasonably withheld). Purchaser shall be solely responsible for and agrees to indemnify and hold harmless Seller and its Affiliates from and against any Liability under the WARN Act or any similar state Law to any Business Employee who is found to have suffered an "employment loss" under the WARN Act on or after the Closing Date as a result of the actions of Purchaser or any of its Affiliates, and any and all other Liabilities related to Purchaser's or any of its Affiliates' failure to comply with the WARN Act or any similar state Law, including attorneys' fees, arising out of or resulting from the actions Purchaser or any of its Affiliates with respect to Business Employees and the WARN Act or any similar state Law, or their failure to serve sufficient notice pursuant to the WARN Act or any similar state Law.

(i)                  Flexible Spending Accounts.  With respect to each Continuing Business Employee, effective as of the Closing, Purchaser shall establish, and, through December 31, 2013, Purchaser shall maintain or cause to be maintained flexible spending accounts for medical and dependent care expenses.  Purchaser shall credit each such account at Closing with the amount credited as of the Closing Date under the comparable account maintained under the applicable Parent Benefit Plan from the beginning of the plan year in which the Closing occurs through the Closing Date.  As soon as practicable after the Closing Date, (i) Seller shall pay, or cause to be paid, to Purchaser in cash the amount, if any, by which aggregate contributions made by Continuing Business Employees to Parent's or its Affiliates' flexible spending accounts exceeded the aggregate benefits provided to Continuing Business Employees as of the Closing, or (ii) Purchaser shall pay to Parent or its applicable Affiliate, as determined by Parent, in cash the amount, if any, by which aggregate benefits provided to Continuing Business Employees under Parent's or its Affiliates' flexible spending accounts exceeded the aggregate contributions made by Continuing Business Employees as of the Closing.

(j)                  To the extent permitted by the Parent Benefit Plans and the applicable equity and equity-based compensation awards of Parent, prior to the Closing, Parent shall take action to cause the equity and equity-based compensation awards of Parent held by Continuing Business Employees that are unvested as of the Closing to be amended to provide that such awards will vest (and if applicable, become exercisable and/or exchangeable) in full in the event that a Continuing Business Employee remains employed with Purchaser or an Affiliate for a period of 120 days following the Closing;  provided,  however,  that Parent shall have the right to maintain its customary provisions with regard to forfeiture of such awards, including forfeiture for violation of non-competition obligations; provided further,  however, that the performance of services by Continuing Business Employees for Purchaser or an Affiliate with respect to the Business will in no event be treated as a violation of such non-competition obligations.    Each Seller hereby agrees, on behalf of itself and its Affiliates, that any Business Employee who becomes a Continuing Business Employee pursuant to the transactions contemplated by this Agreement and remains employed by Purchaser or an Affiliate of Purchaser shall not be deemed to violate any non-competition, duty of loyalty, confidentiality or other restrictive covenant set forth in the Amended and Restated Agreement of Limited Partnership of BGC Holdings, dated as of March 31, 2008, as amended, solely as a result of such Business Employee becoming a Continuing Business Employee pursuant to the transactions contemplated by this Agreement and remaining employed by Purchaser or an Affiliate of Purchaser, and each Seller hereby, on behalf of itself and its Affiliates, irrevocably waives any right to enforce any such covenant against a Business Employee following the Closing if such covenant would be violated solely as a result of such Business Employee becoming a Continuing Business Employee pursuant to the transactions contemplated by this Agreement and remaining employed by Purchaser or an Affiliate of Purchaser.

(k)                  Purchaser shall make or cause to be made offers of consulting engagement to the Business Consultants on consulting terms and conditions substantially comparable (but not necessarily identical) to those terms and conditions of consulting applicable to the applicable Business Consultant immediately prior to the Closing.

(l)                  Except as set forth on Section 6.10(l) of the Seller Disclosure Letter, each Seller shall cause each loan from such Seller or an Affiliate of such Seller to a Business Employee to be forgiven on the date that is 120 days following the Closing Date, subject to such individual becoming a Continuing Business Employee hereunder and remaining employed by Purchaser or an Affiliate of Purchaser during such 120-day period; provided, however, any such loan may be forgiven prior to such 120th day if the terms of any such loan require such earlier forgiveness.

Section 6.11  Patent and Shared Intellectual Property License.

(a)                  From and after the Closing, each Seller hereby grants, on behalf of itself and its applicable Affiliates, and Cantor hereby grants, on behalf of each member of the Cantor Group, to Purchaser and its Affiliates (whether now existing or hereafter created or acquired), a non-exclusive, irrevocable, royalty-free, fully paid-up right and license to use the Shared Patents solely for use in (i) the Business and (ii) U.S. Treasury Securities transactions (and not derivatives thereon (e.g., U.S. Treasury Security futures and U.S. dollar interest rate swaps) or bond transactions that trade on a yield spread to a U.S. Treasury Security).  The rights granted pursuant to this Section 6.11(a) are collectively referred to herein as the "Patent License."

(b)                  From and after the Closing, each Seller hereby grants, on behalf of itself and its applicable Affiliates, and Cantor hereby grants, on behalf of each member of the Cantor Group, to Purchaser and its Affiliates (whether now existing or hereafter acquired), a non-exclusive, irrevocable, royalty-free, fully paid-up right and license to use, reproduce, display, perform, distribute and modify the Shared Intellectual Property, with no restriction upon field of use.  Without limiting the generality of the foregoing, Purchaser and its Affiliates shall have the full and unconditional right to alter, modify, prepare derivative works of, duplicate, reproduce and distribute any Software included in the Shared Intellectual Property, including to alter or modify the source code thereof and to distribute such Software among its Affiliates.  Purchaser and its Affiliates may permit their respective suppliers, contractors, service providers and consultants to exercise any or all of the rights and licenses granted to Purchaser and its Affiliates solely at the direction of, and on behalf of, Purchaser or its Affiliates, as applicable.  The rights granted pursuant to this Section 6.11(b) are collectively referred to herein as the "Shared Intellectual Property License."

(c)                  Purchaser and its Affiliates may sublicense the Patent License only to their customers of the Business and the business conducted by Purchaser and its Affiliates in respect of U.S. Treasury Securities transactions; provided, that such sublicense shall be limited to use of the Shared Patents by such customers only in their capacity as customers of the Business and the business conducted by Purchaser and its Affiliates in respect of U.S. Treasury Securities transactions.

(d)                  To the extent that there is Software included in the Shared Intellectual Property License that is not within the possession of the Acquired Subsidiaries as of the Closing, Sellers shall, or shall cause their Affiliates to, deliver to Purchaser within thirty (30) days following the Closing one copy of each of the (i) annotated source code for such Software, (ii) one copy of the object code for such Software and (iii) existing documentation for such Software, in each case on a mutually agreed commercially reasonable medium.

(e)                  The Patent License shall be binding on assignees and transferees of the Shared Patents, and the Shared Intellectual Property License shall be binding on assignees and transferees of the Shared Intellectual Property.

(f)                  The Patent License shall be transferrable by Purchaser or its Affiliates, as applicable (and its or their permitted assignees) only to any third party that acquires all or a majority of the Business, in which case Purchaser shall cease to have any rights in or under the Patent License.

(g)                  From and after the Closing, each Seller hereby grants, on behalf of itself and its applicable Affiliates, and Cantor hereby grants, on behalf of each member of the Cantor Group, to Purchaser and its Affiliates (whether now existing or hereafter acquired), a non-exclusive, irrevocable, royalty-free, fully paid-up right and license to use the Patents, if any, owned (whether beneficially or of record) by such Seller, its Affiliates or any member of the

Cantor Group, as applicable, that include claims that are infringed by, or are capable of being infringed by, the listing and trading of a financial instrument (other than a U.S. Treasury Security) (i) on the same platform used by Purchaser and its Affiliates to trade U.S. Treasury Securities and (ii) using the exact same method by which the Business lists and trades U.S. Treasury Securities as of immediately prior to the Closing (if any). Purchaser and its Affiliates may sublicense the license granted in this Section 6.11(g) only to their customers of the business conducted in respect of the listing and trading of financial instruments as described in this Section 6.11(g); provided that such sublicense shall be limited to use of the Patents licensed pursuant to this Section 6.11(g) by such customers only in their capacity as customers of such business.

(h)                  Parent, Seller and Cantor make no warranty as to the validity or enforceability of the Shared Patents or the Shared Intellectual Property except as expressly set forth in Section 4.21.

Section 6.12  Business Mark License.

(a)                  License.  Each Seller hereby acknowledges and agrees that the Marks set forth on Section 2.1(a)(iv) of the Seller Disclosure Letter (such Marks collectively, the "Business Marks") will, immediately following the Closing, be owned by Purchaser or one of its Affiliates.  Accordingly, Sellers shall, and shall cause their Affiliates to, cease using the Business Marks as promptly as reasonably practicable but in any event within nine (9) months following the Closing.  Effective as of the Closing, and subject to the terms and conditions set forth in this Section 6.12, Purchaser hereby grants to Parent and its Affiliates a non-exclusive, non-transferable, royalty-free license to use and display the Business Marks for the sole purpose of conducting the retained business of Parent and its Affiliates, consistent with past practice, following Closing.

(b)                  Manner of Use. Within sixty (60) days of the Closing Date, Parent shall (i) cause the organizational documents of any of its Affiliates (other than the Acquired Subsidiaries) the corporate name of which includes the Business Marks to be amended to remove any reference to the Business Marks from its name and (ii) file such documents with any Governmental Authority as are necessary to effect such name change.  Parent shall not use any Business Marks in any advertising or promotional activity if Purchaser determines that such advertising or promotional activity would be unethical, in poor taste, misleading or deceptive.

(c)                  Sublicense.  Unless approved in writing by Purchaser, Parent and its Affiliates shall not sublicense, assign or transfer any rights granted under the Business Marks, respectively to any third party.

(d)                  Proper Use.  Parent and its Affiliates shall use the Business Marks in a manner consistent with the provisions of this Agreement and in accordance with applicable Law, and shall use commercially reasonable efforts to not jeopardize or impair the condition, validity or enforceability of the Business Marks, either directly or indirectly, by such use.

(e)                  Reservation of Rights. All rights not expressly granted to Parent and its Affiliates under this Agreement are hereby reserved to Purchaser.  Parent hereby disclaims any and all rights in, to or under the Business Marks, except to the extent expressly set forth in this Agreement.  Purchaser shall have no obligation to host, maintain, support or provide any other assistance to Parent or its Affiliates with respect to the Business Marks.

(f)                  Assistance with Claims.  Following the Closing and during such time as Parent or its Affiliates are using the Business Marks pursuant to this Section 6.12, Parent shall, promptly upon learning thereof, furnish Purchaser in writing with the name, address, and such other pertinent information as may be available, with respect to any third party that Parent reasonably believes may be infringing or otherwise violating any Purchaser rights in the Business Marks or with respect to any third party that Parent reasonably believes may make a claim that the use of the Business Marks infringes upon or otherwise violates any rights of any nature of such third party.  Parent shall cooperate in all respects, as required by Purchaser, with regard to any action which Purchaser reasonably deems advisable either to protect the right of Purchaser in the Business Marks or to contest a claim by a third party that the use of the Business Marks infringes upon or otherwise violates any rights of any nature of such third party.

(g)                  Acknowledgements.  Parent hereby acknowledges that (i) any and all goodwill and proprietary rights in the Business Marks (including any derivatives thereof) remain entirely vested in Purchaser from and after the Closing and (ii) Parent derives from this Agreement no rights in or to use any Business Mark from and after the Closing other than under and in accordance with the terms of this Agreement.

Section 6.13  Access to the Business.    Purchaser shall, and shall cause its Affiliates and any successor in interest to the Business (such Affiliates, together with any successor in interest to the Business, the "Acquiring Affiliates") to, permit each member of the Parent Group and each member of the Cantor Group to be customers of the fully electronic brokerage of the Business and to pay the lowest commission paid by any other customer of the Business, whether by volume, dollar amount or other applicable measurements (including on a price per volume basis for the most recently completed calendar quarter), regardless of whether such customer is paying a fixed commission or has agreed to trade a minimum amount of securities.  For example, if a customer of the Business is paying a fixed commission of $x to Purchaser or any of the Acquiring Affiliates to trade U.S. Treasury Securities for the first calendar quarter of a year, and such customer trades y million of U.S. Treasury Securities during such calendar quarter, then each member of the Parent Group and each member of the Cantor Group shall be entitled to be customers of the fully electronic brokerage of the Business and to pay a commission equal to $x divided by y per million of U.S. Treasury Securities traded by such member during the second calendar quarter of such year, without an obligation by such member to pay the full fixed commission paid by such customer and without any minimum trading volume or other requirements.

In addition, Purchaser shall, and shall cause its Affiliates and the Acquiring Affiliates to, permit each member of the Parent Group and each member of the Cantor Group to receive any co-location and related installation, maintenance, support, remote access, and management of communication services, in each case to the extent that Purchaser or any

Acquiring Affiliate offers or provides such services to any other customers of the Business following the Closing Date, at a cost to such member equal to any incremental out-of-pocket costs incurred by Purchaser or the Acquiring Affiliates in providing such member with such services (it being agreed that such costs shall not include any rent costs but may include the cost of utilities), provided that neither Purchaser nor the Acquiring Affiliates shall have any obligation to continue offering or providing any such services to customers of the Business following the Closing Date.  Such co-location and related services shall be provided to each member of the Parent Group and each member of the Cantor Group (and each permitted successor thereto) on such terms and conditions as are generally applicable to receipt of such services by customers of the Business as of the Closing Date.  The foregoing right to receive co-location and related services may not be sublicensed to, sublet to or otherwise enjoyed by any customer of any member of the Parent Group or the Cantor Group.  Each member of the Parent Group and each member of the Cantor Group may assign the foregoing right to receive co-location and related services  in whole, without the prior written consent of Purchaser, only to a third party that acquires all or a majority of (1) in the case of assignment by a member of the Parent Group, the business of BGC Financial, L.P. (or any Affiliate of Parent that is a successor to such business) and (2) in the case of assignment by a member of the Cantor Group, the business of Cantor Fitzgerald & Co. (or any Affiliate of Cantor that is a successor to such business).  The Parties agree that (y) except for the assignment rights expressly granted in the foregoing sentence, no member of the Parent Group and no member of the Cantor Group shall have any right to assign such right to receive co-location and related services, in whole or in part; and (z) in the event that such right is assigned by any member of the Parent Group or any member of the Cantor Group, all members of the Parent Group, or all members of the Cantor Group, as applicable, shall be deemed to have assigned such right in its entirety insofar as it relates to the rights granted to the Parent Group or the Cantor Group, as applicable, and no member of the Parent Group or the Cantor Group, as applicable, shall retain any right to receive such services.

Section 6.14  Clearing.  From and after the Closing, Purchaser shall not, and shall cause the Acquiring Affiliates not to, with respect to the Business, (a) prevent customers of the Business from clearing their transactions with any member of the Cantor Group (including the Clearing Affiliate) or any member of the Parent Group, including by refusing to provide a service to such customer at the price or on terms offered by the Acquiring Affiliates to other similarly situated customers or (b) treat the Clearing Affiliate in an unreasonable, discriminatory or anti-competitive manner (including with respect to pricing and terms and including by refusing to deal with and boycotting the Clearing Affiliate) as compared to any other Person that provides the same or similar services as the Clearing Affiliate.  In furtherance of the foregoing, with respect to the Business, if any Person provides clearing services to Purchaser or its Affiliates, Purchaser and such Affiliate shall execute an agreement with such Person providing that such Person and its Affiliates shall not (a) prevent customers of the Business from clearing their transactions with any member of the Cantor Group (including the Clearing Affiliate) or any member of the Parent Group, including by refusing to provide a service to such customer at the price or on terms offered by the Acquiring Affiliates to other similarly situated customers or (b) treat the Clearing Affiliate in an unreasonable, discriminatory or anti-competitive manner (including with respect to pricing and terms and including by refusing to deal with or boycotting the Clearing Affiliate) as compared to any other Person that provides the same or similar services as the Clearing Affiliate, and such agreement shall provide that the Clearing Affiliate shall be a third-party beneficiary of such provisions in the agreement.      The Parties agree that this Section 6.14 is not intended to prohibit the Acquiring Affiliates from competing with any member of the Cantor Group or any member of the Parent Group in any business in the ordinary course of business.

Section 6.15  License Agreement Fees.  If, due to a change in applicable Law, the royalty-free nature of the License Agreement would prohibit Purchaser or its Affiliates from charging fees or royalties to other market data customers, Purchaser shall endeavor to take such steps as are necessary to not prejudice Parent and its Affiliates' rights under the License Agreement; provided that this Section 6.15 shall not require Purchaser to take any steps that would result in Purchaser or its Affiliates failing to comply with or violating any Law.

Section 6.16  Software License.

(a)                  From and after the Closing, Purchaser hereby grants to Parent, Sellers and their respective Affiliates (whether now existing or hereafter created or acquired), a non-exclusive, irrevocable, royalty-free, fully paid-up, world-wide right and license to use, reproduce, display, perform, distribute and modify all Software included within the Acquired Intellectual Property (the "Licensed Software"), with no restriction upon field of use. The rights granted pursuant to this Section 6.16(a) are collectively referred to herein as the "Software License."

(b)                  Without limiting Section 6.16(a), Parent and its Affiliates shall have the full and unconditional right to alter, modify, prepare derivative works of, duplicate, reproduce and distribute the Licensed Software, including to alter or modify the source code thereof and to distribute such Licensed Software among any member of the Parent Group or the Cantor Group.  Parent and its Affiliates may permit their respective suppliers, contractors, service providers and consultants to exercise any or all of the rights and licenses granted to Parent and its Affiliates solely at the direction of, and on behalf of, Parent or its Affiliates, as applicable.

(c)                  The Software License shall be binding on assignees and transferees of any of the Software included within the Acquired Intellectual Property.

(d)                  Purchaser makes no warranty with respect to the Licensed Software.

Section 6.17  Guarantees; Commitments.

(a)                  Purchaser shall use commercially reasonable efforts to cause itself or one of its Affiliates (including, after the Closing, any Acquired Subsidiary) to be substituted for Seller and any of its Affiliates, and for Seller and any of its Affiliates to be released, effective as of the Closing, in respect of all obligations of Seller and any of its Affiliates under each of the guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations of such Persons related to any Acquired Asset, which such guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations set forth on Section 6.17 of the Seller Disclosure Letter (collectively, the "Substituted Guarantees").

(b)                  In the event that, as of the Closing, Purchaser or one of its Affiliates shall not have substituted itself for Seller and any of its Affiliates under, and caused Seller and its Affiliates to be released from, any Substituted Guarantee, (i) Purchaser shall continue to use commercially reasonable efforts to cause itself or one of its Affiliates (including any Acquired Subsidiary) to be substituted for Seller and any of its Affiliates, and for Seller and any of its Affiliates to be released, in respect of all obligations of Seller and any of its respective Affiliates under any Substituted Guarantee; and (ii) Purchaser shall indemnify and hold harmless Seller and its Affiliates against any Damages that Seller or any of its Affiliates suffers, incurs or is liable for by reason of or arising out of or in consequence of such Substituted Guarantee.

Section 6.18  Section 16 Matters.  Subject to applicable Law, Purchaser agrees that, upon the reasonable request of Parent from time to time and for the benefit of Parent and its Affiliates, Purchaser's board of directors shall approve any issuance of Purchaser Shares to Parent and its Affiliates pursuant to this Agreement for the purpose of exempting such issuances from the application of the "short-swing" trading rules under Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act; provided that Purchaser shall not be deemed to have represented or warranted that such exemption will apply.

Section 6.19  Exchange Listing.  Purchaser shall promptly use its reasonable best efforts to cause the Purchaser Shares to be issued pursuant to this Agreement to be approved for listing on The NASDAQ Stock Market as promptly as practicable following each Earn-Out Issuance and, if applicable, the Acceleration Issuance.

Section 6.20  Reservation for Issuance.  As of the Closing, Purchaser will have reserved for issuance that number of Purchaser Shares sufficient to issue to Sellers the total number of Purchaser Shares that could be issued pursuant to all of the Earn-Out Issuances, disregarding any adjustments that may be made to the Initial Earn-Out Number pursuant to Section 3.8(d).  To the extent that any adjustments may be made to the Initial Earn-Out Number pursuant to Section 3.8(d), Purchaser shall reserve for issuance any additional number of Purchaser Shares that may be issued to Seller as a result of such adjustment.

Section 6.21  Broker-Dealer.    Purchaser agrees that Purchaser and its Affiliates shall use reasonable best efforts to own as promptly as practicable after the date hereof an appropriately registered and licensed broker-dealer in connection with the Business. Sellers agree to, and to cause their Affiliates (including any Acquired Subsidiaries) to, use reasonable best efforts to cause their personnel to, cooperate with Purchaser in Purchaser's efforts to own such a broker-dealer, including by furnishing such information to Purchaser as Purchaser may reasonably request to assist in the ownership of such a broker-dealer.

Section 6.22  ELX Technology Contract. BGC US hereby agrees that it shall guarantee all payment obligations of ELX through December 31, 2014 under the ELX Technology Contract; provided that such guarantee shall no longer be in effect upon the involuntary bankruptcy of ELX.  Beginning three (3) years after the Closing Date, Purchaser or its Affiliate, as applicable, may at any time upon twenty-four (24) months' prior written notice to Parent (such notice not to be given prior to the date that is three (3) years after the Closing Date), assign the ELX Technology Contract to BGC US or one its designated Affiliates.  In the event of such assignment, Purchaser and its Affiliates shall, as a condition to such assignment and for no additional consideration: (a) transfer and convey to BGC US or one of its designated Affiliates, free and clear of all Liens, all Tangible Personal Property and (b) grant to BGC US or one of its designated Affiliates, a non-exclusive, irrevocable, royalty-free, fully paid-up, worldwide right and license to use any Software, in each of cases (a) and (b), then owned by Purchaser or its Affiliates to the extent used in connection with performance of Purchaser's or its Affiliate's obligations under the ELX Technology Contract; provided that, in the case of the right and license granted pursuant to clause (b), the field of use for such license shall be limited to use necessary to perform Parent's and its Affiliates’ obligations under the ELX Technology Contract.

Section 6.23  Transition Services Matters.  Between the date of this Agreement and the Closing Date, the Parties shall cooperate with each other to (a) identify any services (each, an "Additional Service") currently provided by Sellers and their respective Affiliates to the Business that are not included as Transition Services in the form of Services Agreement attached hereto as Exhibit A so as to provide to Purchaser the benefit of the Acquired Assets and the Continuing Business Employees to the same extent that the Business enjoyed such benefits as of immediately prior to the Closing; provided that none of services set forth on Section 6.23 of the Seller Disclosure Letter shall be an Additional Service; (b) determine the term that Sellers will provide such Additional Service to Purchaser after the Closing pursuant to the Services Agreement, which term shall be reasonable and shall not exceed twelve (12) months; (c) determine the cost to be charged to Purchaser in order to provide such Additional Service, with such cost to be equal to the cost incurred by Sellers and their Affiliates to provide such Additional Service to Purchaser and (d) reflect such Additional Services on the schedules to the Services Agreement to be executed by the Parties as of the Closing Date. The Parties agree that if they are not able to identify Additional Services to reflect in the Services Agreement, not able to determine the terms or costs for such Additional Services and/or not able to reflect such Additional Services on the schedule to the Services Agreement, then, at the Closing, they shall enter into the form of Services Agreement as attached as Exhibit A.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1  Conditions of All Parties to Closing.  The respective obligations of each Party hereunder to consummate the transactions contemplated hereby shall be subject to the fulfillment (or, if legally permissible, mutual waiver by Parent and Purchaser), prior to or at the Closing, of the following conditions:

(a)                  Hart-Scott-Rodino.  Any applicable waiting period under the HSR Act with respect to the transactions contemplated hereby shall have expired or been terminated.

(b)                  No Injunction.  No Governmental Order that prohibits the consummation of the transactions contemplated by this Agreement shall have been entered and shall continue to be in effect.

Section 7.2  Conditions to Obligations of Purchaser to Close.  Purchaser's obligation to effect the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Purchaser in its sole discretion), prior to or at the Closing, of each of the following conditions:

(a)                  Each of the representations and warranties of Sellers and Cantor contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date except where the failure to be so true and correct (after excluding the effect of any Business Material Adverse Effect or other materiality qualifications) would not result in a Business Material Adverse Effect; except that (i) those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (ii) the representation and warranties in Section 4.2(a) and (b) (Acquired Subsidiaries) and Section 4.10(a) (Title) shall be true and correct in all material respects.

(b)                  The covenants, agreements and obligations of Sellers and Cantor to be complied with on or prior to the Closing pursuant to the terms of this Agreement shall have been duly and fully complied with in all material respects on or before the Closing.

(c)                  Sellers shall have delivered, or caused to be delivered, to Purchaser each of the documents specified in Section 3.4 hereof that is contemplated to be delivered at the Closing.

(d)                  Purchaser shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of each Seller by an appropriate executive officer certifying that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3  Conditions to Obligations of Sellers to Close.  The obligation of Sellers to effect the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Parent), prior to or at the Closing, of each of the following conditions:

(a)                  Each of the representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, except where the failure to be so true and correct (after excluding the effect of any Purchaser Material Adverse Effect or other materiality qualifications) would not result in a Purchaser Material Adverse Effect; except that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date.

(b)                  The covenants, agreements and obligations of Purchaser to be complied with on or prior to Closing pursuant to the terms of this Agreement shall have been duly and fully complied with in all material respects on or before the Closing.

(c)                  Purchaser shall have delivered, or caused to be delivered, to Parent each of the documents specified in Section 3.5 hereof that is contemplated to be delivered at the Closing.

(d)                  Parent, on behalf of Sellers, shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Purchaser by an appropriate executive officer of Purchaser certifying that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TAX MATTERS

Section 8.1  Liability for Taxes.

(a)                  Subject to Section 10.5(d) and Section 10.5(e), Parent shall be responsible for and shall indemnify Purchaser and its Affiliates (including the Acquired Subsidiaries) (the "Purchaser Tax Indemnitees") from and against all Damages arising from or attributable to (i) Excluded Taxes  (“Specified Taxes”), (ii) any breach of or inaccuracy in any representation or warranty contained in Section 4.22 (such Damages or breach and/or inaccuracy determined without respect to any materiality, Business Material Adverse Effect or similar term or qualifications) and (iii) any breach of any covenant contained in Section 6.1(b)(xiv) or this Article VIII.  Notwithstanding anything to the contrary contained in this Agreement, following the Closing, neither Purchaser nor any of its Affiliates, including the Acquired Subsidiaries, shall have any obligation to assert any claim or exercise any other right of recovery against any customer of Purchaser or any of its Affiliates (including the Acquired Subsidiaries) in respect of any sales or use Taxes.

(b)                  Subject to  Section 10.5(d), Purchaser shall be responsible for and shall indemnify Parent, Sellers and their respective Affiliates (the "Seller Tax Indemnitees") from and against all Damages arising from or attributable to (i) Taxes of or relating to the Business or the Acquired Subsidiaries (other than Excluded Taxes), (ii) any breach of any covenant contained in this Article VIII and (iii) the portion of Transfer Taxes for which Purchaser is liable pursuant to Section 8.5.

Section 8.2  Filing Responsibility.

(a)                  Parent shall prepare and file, or cause to be prepared and filed, when due all Tax Returns required to be filed by any Acquired Subsidiary prior to the Closing.  All such Tax Returns shall be prepared and filed in a manner that is consistent with prior practice, if any, except as required by applicable law.  Parent shall pay or cause to be paid all Taxes due and payable in respect of all such Tax Returns.  In the case of any Tax Return required to be prepared and filed by Parent pursuant to this subsection for which the position taken with respect to any Tax Item is reasonably likely to increase the Taxes of any Purchaser Tax Indemnitee with respect to any taxable period or portion thereof beginning after the Closing Date, Parent shall deliver a draft of such Tax Return to Purchaser for its review at least twenty (20) Business Days prior to the Due Date, and Parent shall consider in good faith any comments received from Purchaser.

(b)                  Purchaser shall, except to the extent that the filing of such Tax Returns is the responsibility of Parent under Section 8.2(a), prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by any Acquired Subsidiaries.  In the case of any Tax Return required to be prepared and filed by Purchaser pursuant to this subsection for which any Taxes are the responsibility of Parent under Section 8.1(a), Purchaser shall deliver a draft of such Tax Return to Parent for its review at least twenty (20) Business Days prior to the Due Date and shall provide Parent with Purchaser's calculation, in reasonable detail, of Parent's share of the Taxes with respect to such Tax Return (determined in the case of a Straddle Period in accordance with Section 8.2(c)); provided,  however, that such drafts of any such Tax Return and such calculations of Parent's share of the Taxes with respect to such Tax Return shall be subject to Parent's review and approval, which approval shall not be unreasonably withheld, conditioned or delayed.  If Parent disputes any Tax Item on such Tax Return or Purchaser's calculation of Parent's share of the Taxes with respect to such Tax Return, Parent shall notify Purchaser (by written notice within five (5) days of receipt of Purchaser's calculation) of such disputed item (or items) and the basis for its objection.  If Parent does not object by written notice within such period, Purchaser's calculation of Parent's share of the Taxes with respect to such Tax Return shall be deemed to have been accepted and agreed upon, and final and conclusive, for all purposes hereof.  Parent and Purchaser shall act in good faith to resolve any such dispute prior to the Due Date.  If Parent and Purchaser cannot resolve any disputed item, the item in question shall be resolved by the Accountant in a manner consistent with the standards set forth in Section 3.7(c) as promptly as practicable.  No later than five (5) days prior to the filing of such Tax Return, Parent shall pay Purchaser in immediately available funds the amount of Parent's share of the Taxes with respect to such Tax Return determined pursuant to this Section 8.2(b).  Subject to the preceding sentence, Purchaser shall pay or cause to be paid all Taxes due and payable in respect of all Tax Returns required to be prepared by Purchaser pursuant to this subsection.  If the Accountant has not finalized its conclusion in respect of any disputed item prior to the Due Date, Purchaser shall (i) file such Tax Return in the form initially provided to Parent, (ii) amend such Tax Return if the dispute is subsequently resolved in favor of Parent, and (iii) pay Parent in immediately available funds the amount of any excess of (x) the amount paid by Parent to Purchaser pursuant to this Section 8.2(b) and (y) the amount of Parent's share of the Taxes with respect to such Tax Return as finally determined by the Accountant.

(c)                  In order to apportion appropriately any Taxes relating to a Straddle Period between the portion of such Straddle Period ending on and including the Closing Date and the portion of such Straddle Period beginning after the Closing Date, the Parties shall, to the extent permitted under applicable law, elect with the relevant Tax authority to treat for all Tax purposes the Closing Date as the last day of a taxable period.  In the case of any other Taxes for a Straddle Period for which such election to close the taxable period is not permitted, the portion of such Taxes that are allocable to the portion of the Straddle Period ending on and including the Closing Date shall be: (i) in the case of ad valorem or similar Taxes that are imposed on a periodic basis, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis (such as real property Taxes), the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the entire relevant Straddle Period; and (ii) in the case of Taxes not described in (i) (such as Taxes that are either (x) based upon or related to income, receipts or premiums, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), deemed equal to the amount that would be payable if the taxable period ended on and included the Closing Date.

Section 8.3  Cooperation and Exchange of Information.

(a)                  The Parties and Cantor shall cooperate with each other and furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Business or the Acquired Subsidiaries as is reasonably requested for the filing of any Tax Returns, and the preparation and conduct of any Tax Proceeding.  Anything to the contrary in this Agreement notwithstanding, Parent shall not be required to provide any person with any Tax Return (or copy thereof) of Parent or any consolidated, combined or unitary group that includes Parent or any member of the Parent Group.

(b)                  Cantor, Parent and Purchaser shall, and shall cause their respective Subsidiaries to, cooperate in the preparation of all Tax Returns that are required to be filed after the Closing Date relating to Pre-Closing Tax Periods or to Straddle Periods.

(c)                  Purchaser shall promptly notify Parent upon receipt by Purchaser or any of its Subsidiaries of notice of any claim, assessment or dispute relating to any Tax Proceeding for which Parent has liability pursuant to Section 8.1(a) and shall promptly forward to Parent any written communications received from any Governmental Authority in connection with any such Tax Proceeding; provided,  however, that a failure by Purchaser to give such notice will not affect the Purchaser Tax Indemnitees' rights to indemnification pursuant to Section 8.1(a) unless and solely to the extent Parent is materially prejudiced as a consequence of such failure.

(d)                  Parent may elect to control, contest, resolve and defend, at Parent's sole expense and with the participation of Purchaser, any Tax Proceeding relating to Taxes of any Acquired Subsidiary for a Pre-Closing Tax Period.  If Parent desires to elect to control any such Tax Proceeding, Parent shall, within ten (10) days of receipt of the notice of the Tax Proceeding from Purchaser, notify Purchaser in writing of its intent to do so.  If Parent timely elects to control any such Tax Proceeding, then Parent shall have the right to determine whether, when and on what terms to settle or dispose of such Tax Proceeding; provided,  however, that Parent shall not settle or dispose of such Tax Proceeding if such settlement or disposition could affect the Liability for Taxes of any Purchaser Tax Indemnitee without the consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.  If Parent does not elect to control a Tax Proceeding which it is entitled to control pursuant to this subsection (or, after assuming control, Parent fails to reasonably pursue such Tax Proceeding), any of the Purchaser Tax Indemnitees may, without affecting its or any of the other Purchaser Tax Indemnitees' rights to indemnification under Section 8.1(a), assume and control such Tax Proceeding; provided,  however, that if the settlement or disposition of such Tax Proceeding would affect the Liability for Taxes of any Seller Tax Indemnitee, such Purchaser Tax Indemnitee may not settle such Tax

Proceeding without the consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.  Purchaser shall control, contest, resolve and defend, at Purchaser's sole expense and with the participation of Parent at its sole expense, any Tax Proceeding relating to Taxes of any Acquired Subsidiary for a Straddle Period.  Purchaser shall have the right to determine whether, when and on what terms to settle or dispose of any such Tax Proceeding; provided,  however, that Purchaser shall not settle or dispose of any such Tax Proceeding if such settlement or disposition could affect the Liability for Taxes of any Seller Tax Indemnitee, without the consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 8.4  Tax Sharing Agreements.  Notwithstanding anything herein or in any other agreement to the contrary, all Liabilities between Parent or any of its Affiliates (other than the Acquired Subsidiaries), on the one hand, and the Acquired Subsidiaries, on the other hand, under any Tax allocation or Tax sharing agreement to which an Acquired Subsidiary is a party in effect prior to the Closing Date (other than this Agreement) shall cease and terminate as of the Closing Date.

Section 8.5  Transfer Taxes.   Parent will be responsible for preparing and timely filing (and Purchaser will cooperate with Parent in preparing and filing) any Tax Returns required with respect to any Transfer Taxes.  Parent will provide to Purchaser a true copy of each such Tax Return as filed and evidence of the timely filing thereof.  Parent and Purchaser shall share equally the Liability for any Transfer Taxes and the costs for preparing any Tax Returns for Transfer Taxes.  Each of Parent and Purchaser shall (a) use commercially reasonable efforts to minimize the amount of Transfer Taxes and (b) jointly control any Tax Proceeding relating to Transfer Taxes.

Section 8.6  Survival.  All rights and obligations under this Article VIII shall survive the Closing Date and continue until after the expiration of all applicable statutes of limitation (including extensions thereof); provided,  however, that in the event written notice of any bona fide claim for indemnification under this Article VIII shall have been given in accordance herewith within the applicable survival period, the rights and obligations that are the subject of such claim for indemnification shall survive with respect to such claim until such time as such claim is fully and finally resolved.  The representations and warranties contained in Section 4.22 shall survive until after the expiration of all applicable statutes of limitations, which shall include the statute of limitations with respect to taxable years beginning after the Closing Date through and including the taxable year in which the fifteenth (15th) anniversary of the Closing Date occurs (including extensions thereof).

Section 8.7  Tax Treatment of Payments.  Each member of the Parent Group, Sellers, the Acquired Subsidiaries, Purchaser, and their respective Affiliates shall treat any and all payments under this Article VIII, Section 3.8 or Article X as an adjustment to purchase price for all Tax purposes.

Section 8.8  Treatment as Asset Sale.  The Parties acknowledge that for federal income Tax purposes, the sale of the equity of each Acquired Subsidiary pursuant to this

Agreement is intended to be treated as a sale of the assets of such Acquired Subsidiary (and an assumption by Purchaser of the liabilities of such Acquired Subsidiary).

ARTICLE IX

TERMINATION

Section 9.1  Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)                  by the mutual written consent of Purchaser and Parent;

(b)                  by either Purchaser or Parent, upon written notification of the non-terminating Party by the terminating Party, if any permanent Governmental Order prohibiting consummation of the transactions contemplated by this Agreement shall have been issued and shall have become final and non-appealable (except that a final, permanent Governmental Order preventing the Closing as a result of an action brought by a Governmental Authority under any antitrust, competition or trade regulation Law need not be non-appealable so long as Purchaser has complied with its obligations set forth in Section 6.4); provided,  however, that a Party shall not have the right to terminate this Agreement pursuant to this Section 9.1(b) if the failure by such Party or of any of its Affiliates to perform any of its material covenants or obligations under this Agreement has been the cause of, or has resulted in, such Governmental Order;

(c)                  by either Purchaser or Parent, if the Closing has not occurred by the date that is twelve (12) months after the date hereof (the "Outside Date"); provided,  however, that if, as of twelve (12) month anniversary of the date hereof, either the condition set forth in Section 7.1(a) or Section 7.1(b) (solely with respect to any Governmental Order under any antitrust or competition Law) has not been satisfied or waived, but all other conditions to the Closing set forth in Article VII have been satisfied or mutually waived (other than those conditions which by their nature can only be satisfied at or immediately prior to the Closing, which conditions would be satisfied if the Closing Date were such twelve (12) month anniversary of the date hereof), then the Outside Date shall be extended until both the conditions set forth in Section 7.1(a) and Section 7.1(b) (solely with respect to any Governmental Order under any antitrust or competition Law) have been satisfied; provided, further, that neither Purchaser nor Parent shall have the right to terminate this Agreement pursuant to this Section 9.1(c) if (i) its failure to perform any of its material covenants or obligations under this Agreement has been the cause of, or has resulted in, the failure of the transactions contemplated by this Agreement to occur on or before such date or (ii) a Governmental Authority has brought an action under any antitrust, competition or trade regulation Law, and that action has not yet resulted in a final Governmental Order preventing the Closing;

(d)                  by Parent, if Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b), which breach has not been cured within sixty (60) days after the giving of written notice by Parent to Purchaser specifying such breach, or cannot be cured by the earlier of (x) sixty (60) days after the giving of written notice by Parent to Purchaser specifying such breach or (y) the Outside Date; or

(e)                  by Purchaser, if any Seller or Cantor shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), which breach has not been cured within sixty (60) days after the giving of written notice by Purchaser to Parent specifying such breach, or cannot be cured by the earlier of (x) sixty (60) days after the giving of written notice by Purchaser to Parent specifying such breach or (y) the Outside Date.

Section 9.2  Effect of Termination.  If this Agreement is terminated, no party hereto (or any of its Affiliates, directors, officers, representatives or agents) will have any Liability to any other party to this Agreement, except for any Liability arising out of any knowing or willful breach of this Agreement prior to such termination and except for the obligations set forth in Sections 6.2(b) and 6.6(a) and Article XI, which shall survive termination.

ARTICLE X

INDEMNIFICATION

Section 10.1  Survival of Representations and Warranties and Covenants.

(a)                  Except as otherwise provided in Section 8.6, the right to commence any claim with respect to the representations and warranties set forth herein shall survive until the date that is twelve (12) months after the Closing Date; provided that the right to commence any claim with respect to the representations and warranties contained in (i) Section 4.11 (Employee Benefit Plans) will survive until the expiration of the applicable statute of limitations and (ii) Section 4.1(a) (Organization and Good Standing), Sections 4.2(a) and (b) (Acquired Subsidiaries), Section 4.3 (Authorization; Binding Obligations), Section 4.8 (Transactions with Affiliates), Section 4.10(a) and (b) (Title), Section 5.1 (Organization and Good Standing) and Section 5.3 (Authorization; Binding Obligations) will survive indefinitely.

(b)                  The covenants and agreements that contemplate actions to be taken or not taken or obligations in effect after the Closing shall survive in accordance with their terms.  This Section 10.1 shall not limit any covenant or agreement of the parties contained in this Agreement which by its terms contemplates performance after the Closing, and shall not extend the applicability of any covenant or agreement of the parties contained in this Agreement which by its terms relates only to a period between the date hereof and the Closing, except that the right to commence any claim with respect to any such covenant or agreement which by its terms relates only to a period between the date hereof and the Closing shall survive until the date that is twelve (12) months after the Closing Date.

(c)                  Notwithstanding Section 10.1(a) and Section 10.1(b), in the event written notice of any bona fide claim for indemnification under Section 10.2(a), Section 10.2(b), Section 10.3(a) or Section 10.3(b) shall have been given in accordance herewith within the applicable survival period setting forth in reasonable detail the legal and factual basis for such claim, the indemnification claim shall survive until such time as such claim is fully and finally resolved.  Neither Purchaser nor Sellers shall have any liability pursuant to this Agreement with respect to any claim first asserted in connection with any indemnification claim for a breach of representation, warranty, covenant or agreement asserted after the survival period specified for such representation, warranty, covenant or agreement in Section 8.6, Section 10.1(a) or Section 10.1(b), as applicable.

Section 10.2  Indemnification of Purchaser.  Subject to Section 10.5, from and after the Closing Date, each Seller shall, jointly and severally, indemnify, defend, save and hold harmless Purchaser and its Affiliates (including the Acquired Subsidiaries), each of their respective officers, directors, employees, agents and representatives, and each of the heirs, executors, successors and assigns of the foregoing (collectively, the "Purchaser Indemnified Parties"), from and against (whether in connection with a Third Party Claim or a direct claim) any and all Damages to the extent resulting from, arising out of or relating to:

(a)                  any breach by any Seller or Cantor of any representation or warranty under this Agreement or in any certificate or document delivered pursuant hereto (other than any representation or warranty set forth in Section 4.22 (Taxes)), such breach and Damages determined without regard to any Business Material Adverse Effect or materiality qualification (except for (i) the lists of information required to be set for the pursuant to the representations and warranties in Section 4.11 (Employee Benefit Plans), 4.15 (Real Property), 4.17 (Licenses and Permits), and Section 4.19 (Certain Contracts), and (ii) Section 4.9(b)(ii) (Financial Statements), Section 4.18 (Absence of Certain Changes), in each case, as to which such breaches and Damages shall be determined with regard to any Business Material Adverse Effect or materiality qualification contained therein);

(b)                  the failure by any Seller or Cantor to perform timely any of its covenants or agreements contained in this Agreement or in any agreement, certificate, document, or other instrument delivered pursuant hereto; and

(c)                  any Excluded Liabilities (other than Excluded Taxes).

Section 10.3  Indemnification of Sellers.    Subject to Section 10.5 hereof, Purchaser hereby agrees to indemnify, defend, save and hold harmless Sellers and their respective Affiliates, each of their respective officers, directors, employees, agents and representatives, and each of the heirs, executors, successors and assigns of the foregoing (collectively, the "Seller Indemnified Parties" and together with the Purchaser Indemnified Parties, the "Indemnified Parties") from and against (whether in connection with a Third Party Claim or a direct claim) any and all Damages to the extent resulting from:

(a)                  any breach by Purchaser of any representation or warranty under this Agreement or in any certificate or document delivered pursuant hereto (such breach and Damages determined without regard to any Purchaser Material Adverse Effect, or materiality or similar term or qualification);

(b)                  the failure by Purchaser to perform timely any of its covenants or agreements contained in this Agreement or in any agreement, certificate, document, or other instrument delivered pursuant hereto; and

(c)                  any Assumed Liability.

Section 10.4  Claims.

(a)                  Third Party Claims.  Upon receipt by an Indemnified Party of notice of any action, suit, proceedings, audit, claim, demand, investigation or assessment made or brought by an unaffiliated third party (a "Third Party Claim") with respect to a matter for which such Indemnified Party is indemnified under this Article X which has or is expected to give rise to a claim for Damages, the Indemnified Party shall promptly (but in any event within ten (10) Business Days of receipt of such Third Party Claim), in the case of a Purchaser Indemnified Party, notify Parent, and in the case of a Seller Indemnified Party, notify Purchaser (Parent or Purchaser, as the case may be, the "Indemnifying Party"), in writing, indicating the nature of such Third Party Claim and the basis therefor; provided,  however, that any delay or failure by the Indemnified Party to give notice to the Indemnifying Party shall relieve the Indemnifying Party of its obligations hereunder only to the extent, if at all, that it is materially prejudiced by reason of such delay or failure.  Such written notice (a "Claim Notice") shall include (i) the facts and circumstances giving rise to such claim for indemnification, to the extent then known by the Indemnified Party and copies of all material written evidence thereof to the extent available, (ii) the nature of the Damages suffered or incurred or expected to be suffered or incurred, to the extent then known by the Indemnified Party, (iii) a reference to the provisions of this Agreement in respect of which such Damages have been suffered or incurred or are expected to be suffered or incurred and (iv) the amount of Damages actually suffered or incurred, to the extent then known by the Indemnified Party.  The Indemnifying Party shall have thirty (30) days after receipt of the Claim Notice to elect, at its option, to assume and control the defense of, at its own expense and by its own counsel, any such Third Party Claim and shall be entitled to assert any and all defenses available to the Indemnified Party to the fullest extent permitted by applicable law; provided that, prior to the Indemnifying Party assuming and controlling such defense, it shall first confirm to the Indemnified Party in writing that, assuming the facts then presented to the Indemnifying Party by the Indemnified Party being true, the Indemnifying Party shall indemnify the Indemnified Party for any such Damages to the extent resulting from, or arising out of, such Third Party Claim; provided, further, that, if the Indemnifying Party assumes such defense and, in the course of defending such Third Party Claim, (x) the Indemnifying Party discovers that the facts presented at the time the Indemnifying Party acknowledged its indemnification obligation in respect of such Third Party Claim were not true and (y) such untruth provides a reasonable basis for asserting that the Indemnifying Party does not have an indemnification obligation in respect of such Third Party Claim, then (A) the Indemnifying Party shall not be bound by such acknowledgment, (B) the Indemnifying Party shall promptly thereafter provide the Indemnified Party written notice of its assertion that it does not have an indemnification obligation in respect of such Third Party Claim and (C) the Indemnified Party shall have the right to assume the defense of such Third Party Claim (it being agreed that all costs and expenses in conducting such defense prior to the date that the Indemnified Party shall have the ability to assume the defense, including costs and expenses of counsel, shall be the responsibility of the Indemnifying Party and not the Indemnified Party).  If the Indemnifying Party shall undertake to compromise or defend any such Third Party Claim, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party agrees to, and to cause its Affiliates to, cooperate with the Indemnifying Party and its counsel in the compromise of, or defense against, any such Third Party Claim, including by furnishing non-privileged books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim; provided,  however, that the Indemnifying Party shall not settle, compromise or discharge, or admit any liability with respect to, any such Third Party Claim without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld or delayed) unless the relief consists solely of money damages and includes a provision whereby the plaintiff or claimant in the matter releases the Purchaser Indemnified Parties or Seller Indemnified Parties, as applicable, from all liability with respect thereto.  Notwithstanding an election to assume the defense of such action or proceeding, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense of such action or proceeding, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the Indemnified Party shall have determined in good faith after consultation with counsel that an actual or potential conflict of interest makes representation by the same counsel or the counsel selected by the Indemnifying Party inappropriate or (ii) the Indemnifying Party shall have authorized in writing the Indemnified Party to employ separate counsel at the Indemnifying Party's expense.  In any event, the Indemnified Party and Indemnifying Party and their counsel shall cooperate in the defense of any Third Party Claim subject to this Article X and keep such Persons informed of all developments relating to any such Third Party Claims, and provide copies of all relevant correspondence and documentation relating thereto.  All costs and expenses incurred in connection with the Indemnified Party's cooperation shall be borne by the Indemnifying Party.  In any event, the Indemnified Party shall have the right at its own expense to participate in the defense of such asserted liability.  If the Indemnifying Party receiving such notice of Third Party Claim does not elect to defend, or does not defend, such Third Party Claim, the Indemnified Party shall have the right, in addition to any other right or remedy it may have hereunder, at the Indemnifying Party's expense, to defend such Third Party Claim; provided,  however, that (i) the Indemnified Party's defense of or participation in the defense of any such Third Party Claim shall not in any way diminish or lessen the obligations of the Indemnifying Party under this Article X; and (ii) the Indemnified Party shall not settle, compromise or discharge, or admit any liability with respect to, any such Third Party Claim without the written consent of the Indemnifying Party (which consent will not be unreasonably withheld or delayed).

(b)                  Direct Claims.  As promptly as is reasonably practicable (but in any event, within ten (10) Business Days) after becoming aware of a claim for indemnification under this Agreement not involving a Third Party Claim, the Indemnified Party shall provide a Claim Notice to the Indemnifying Party of such claim.  Each Party hereto also agrees that any direct claim which such Party may bring against any other Party hereto under the provisions of this Agreement shall be governed exclusively by the provisions of this Article X, other than Section 10.4(a).

Section 10.5  Limitations.

(a)                  To avoid any duplicative recovery, in no event shall Sellers or Purchaser be required to provide indemnification to any Purchaser Indemnified Party or Seller Indemnified Party, respectively, pursuant to Section 10.2 or 10.3 for any amount that is included in the final Adjustment Amount.

(b)                  In no event shall (i) Sellers be required to provide indemnification to any Purchaser Indemnified Party for any single claim or aggregated claims arising out of substantially the same events or circumstances under Section 8.1(a) or 10.2 or (ii) Purchaser be required to provide indemnification to any Seller Indemnified Party for any single claim or aggregated claims arising out of substantially the same events or circumstances under Section 8.1(b) or 10.3, in each of cases (i) and (ii), unless the amount of such claim or aggregated claims arising out of substantially the same events or circumstances is in excess of fifty thousand dollars ($50,000) ("De Minimis Claims"), in which event, subject to the Threshold, the applicable Indemnifying Party shall be required to pay for all Damages back to the first dollar of any such claims; provided,  however, that the limitation set forth in this Section 10.5(b) shall not apply to any breach of the covenants or obligations set forth in Section 3.3 (Closing Purchase Price), Section 3.7 (Post-Closing Adjustment) or Section 3.8 (Earn-Out).

(c)                  Sellers shall not be liable for any amounts for which Purchaser Indemnified Parties are otherwise entitled to indemnification pursuant to Section 10.2(a) until the aggregate amount of all Damages exceeds, on a cumulative basis, seven million five hundred thousand dollars ($7,500,000) (the "Threshold"), and then the Purchaser Indemnified Parties shall be entitled to indemnification pursuant to Section 10.2(a) for all of their Damages (excluding any Damages with respect to De Minimis Claims) in excess of such Threshold;  provided,  however, that the limitation set forth in this Section 10.5(c) shall not apply to any breach of the representations and warranties set forth in Section 4.1(a) (Organization and Good Standing), Section 4.2(a) and (b) (Acquired Subsidiaries), Section 4.3 (Authorization; Binding Obligations), Section 4.5 (Approvals), Section 4.7(b) (Compliance with Law), Section 4.8 (Transactions with Affiliates), Section 4.10(a) and (b) (Title), Section 4.13 (No Brokers or Finders) or Section 4.24 (Sufficiency of Assets) and Damages related thereto shall not be included in the calculation of the Threshold.  Purchaser shall not be liable for any amounts for which Seller Indemnified Parties are otherwise entitled to indemnification pursuant to Section 10.3(a) until the aggregate amount of all Damages exceeds, on a cumulative basis, the Threshold, and then the Seller Indemnified Parties shall be entitled to indemnification pursuant to Section 10.3(a) for all of their Damages (excluding any Damages with respect to De Minimis Claims) in excess of the Threshold; provided,  however, that the limitation set forth in this Section 10.5(c) shall not apply to any breach of the representations and warranties set forth in Section 5.1 (Organization and Good Standing), Section 5.3 (Authorization; Binding Obligations), Section 5.5 (Approvals) or Section 5.10 (No Brokers or Finders) and Damages related thereto shall not be included in the calculation of the Threshold.

(d)                  In no event shall Sellers' aggregate liability pursuant to Section 8.1(a) and Section 10.2 (other than any liability thereunder for the Seller Excluded Items (and Damages related thereto shall not be included in the calculation of the Cap)) exceed an amount equal to one hundred million dollars ($100,000,000) (the "Cap").  "Seller Excluded Items" shall mean (i) any breach of the representations and warranties set forth in Section 4.1(b) (Organization and

Good Standing), Section 4.2(a) and (b) (Acquired Subsidiaries), Section 4.3 (Authorization; Binding Obligations), Section 4.8 (Transactions with Affiliates), Section 4.10(a) and (b) (Title) or Section 4.13 (No Brokers or Finders), (ii) indemnification pursuant to Section 10.2(c), (iii) any breach of any covenant or agreement to be performed at or following the Closing and (iv) any fraud.  In no event shall Purchaser's aggregate liability pursuant to Section 8.1(b) and Section 10.3 (other than any liability thereunder for the Purchaser Excluded Items (and Damages related thereto shall not be included in the calculation of the Cap)) exceed an amount equal to the Cap.  "Purchaser Excluded Items" shall mean (i) any breach of the representations and warranties set forth in Section 5.1 (Organization and Good Standing), Section 5.3 (Authorization; Binding Obligations) or Section 5.10 (No Brokers or Finders), (ii) indemnification pursuant to Section 10.3(c), (iii) any breach of any covenant or agreement to be performed at or following the Closing and (iv) any fraud.

(e)                  In no event shall Sellers' aggregate liability pursuant to Section 8.1(a) and Section 10.2 (including any liability thereunder for the Seller Excluded Items) exceed an amount equal to five hundred million dollars ($500,000,000) (the "Aggregate Liability Cap"); provided, however, that the limitation set forth in this sentence shall not apply to any breach of the covenants or obligations set forth in Section 3.7 (Post-Closing Adjustment).  In no event shall Purchaser's aggregate liability pursuant to Section 8.1(b) and Section 10.3 (including any liability thereunder for the Purchaser Excluded Items) exceed an amount equal to the Aggregate Liability Cap; provided,  however, that the limitation set forth in this sentence shall not apply to any breach of the covenants or obligations set forth in Section 3.3 (Closing Purchase Price), Section 3.7 (Post-Closing Adjustment) or Section 3.8 (Earn-Out).

(f)                  The Purchaser Indemnified Parties shall have a right to set off any payment in respect of an indemnification claim of any Purchaser Indemnified Party under Article VIII and this Article X against any unissued Earn-Out Issuance (with such Purchaser Shares being valued at the Current Market Price as of the applicable date that Purchaser is required to make the Earn-Out Issuance subsequent to such time as a Purchaser Indemnified Party is entitled to payment pursuant to Article VIII or this Article X); it being agreed that the Purchaser Indemnified Party and the applicable Seller may agree to settle such set off in cash instead of Purchaser Shares.  Such right of set-off shall be the sole and exclusive source of funds to satisfy any such indemnification claim other than in respect of any breach of the covenants or obligations set forth in Section 3.3 (Closing Purchase Price) and Section 3.7 (Post-Closing Adjustment); except in the event that such right of set-off is insufficient to fully indemnify the Purchaser Indemnified Parties with respect to claims for indemnification with respect to the Seller Excluded Items.

(g)                  Purchaser and Seller acknowledge and agree that, following the Closing, other than with respect to fraud, the indemnification provisions of Section 8.1, Section 10.2 and Section 10.3 shall be the sole and exclusive monetary remedies of Seller and Purchaser, respectively, for any Damages (including any Damages from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, or the transaction contemplated by this Agreement, including any breach of any representation or warranty in this

Agreement by any party, or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement.

(h)                  Except for amounts where the sole and exclusive source of funds shall be the right of set-off as set forth in Section 10.5(f), amounts payable by the Indemnifying Party to the Indemnified Party in respect of any Damages for which such party is entitled to indemnification hereunder ("Indemnity Payments") shall be paid in immediately available funds within twenty (20) Business Days after the later of the (i) the receipt of a written request from the party entitled to such Indemnity Payment and (ii) date of payment of the amount that is the subject of the Indemnity Payment by the party entitled to receive the Indemnity Payment, except to the extent contested by the Indemnifying Party.  All such Indemnity Payments shall be made to the designated account of, and in the manner specified in writing by, the party entitled to such Indemnity Payments.

Section 10.6  Insurance.    Notwithstanding anything herein to the contrary, Damages shall be net of any insurance or other recoveries actually received by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification. The Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek full recovery under all insurance and indemnity provisions covering such Damages to the same extent as it would if such Damages were not subject to indemnification hereunder.  If an Indemnified Party shall have used its reasonable efforts to recover any amounts recoverable under insurance policies and shall not have recovered the applicable Damages in full within one hundred twenty (120) days, the Indemnifying Party shall promptly pay upon written request the amount with interest accrued thereon, by which such Damages exceeds the amounts actually recovered.

Section 10.7  Additional Limitations on Damages.

(a)                  In no event shall any Indemnified Party have any Liability for (i) Damages computed on a multiple of earnings, book value or similar basis, (ii) special, speculative, indirect or consequential Damages or lost profits to the extent not the direct and reasonably foreseeable consequence of the relevant breach or (iii) punitive damages, except in the case of clauses (i) and (ii), to the extent awarded against an Indemnified Party in connection with a Third Party Claim.

(b)                  In no event shall any Party be indemnified against any Damage arising out of a breach of any representation and warranty or covenant or agreement of the other Party, if the first Party had Knowledge at or before the (i) date hereof, of such breach or the facts underlying such breach, (ii) Closing, of such breach or the facts underlying such breach and such Party could have terminated this Agreement as a result of such breach in accordance with Section 9.1(d) or Section 9.1(e), as applicable, or (iii) Closing, of such breach or the facts underlying such breach and such party did not notify the other Party of such breach.

Section 10.8  Tax Indemnification.  Other than Section 10.5 and 10.7, the provisions of this Article X shall not apply to indemnification with respect to matters relating to Taxes, which shall be governed exclusively by Article VIII.

Section 10.9  Mitigation.  Each of the Parties agrees to use its commercially reasonable efforts to mitigate its respective Damages upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Damages that are indemnifiable hereunder.  Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article X, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties (but specifically excluding any right of recovery against any customer other than any Retained Claim) with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party.

ARTICLE XI

MISCELLANEOUS

Section 11.1  Notices  All notices, demands, and other communications required or permitted to be given to any party under this Agreement shall be in writing and any such notice, demand or other communication shall be deemed to have been duly given when delivered by hand, courier or overnight delivery service or, if mailed, two (2) Business Days after deposit in the mail, certified or registered mail, return receipt requested and with first-class postage prepaid, or (to the extent applicable) if sent by electronic mail, when sent if confirmed by reply electronic mail that is not automated, or (to the extent applicable) in the case of facsimile notice, when sent and transmission is confirmed, and, regardless of method, addressed to the party at its address or (to the extent applicable) facsimile number set forth below (or at such other address or (to the extent applicable) facsimile number as the party shall furnish the other parties in accordance with this Section 11.1):

If to Sellers:

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

Attn: General Counsel

With a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York  10019

Attn: David K. Lam, Esq.

Facsimile:  (212) 403-2000

Email:  DKLam@wlrk.com

Telephone confirmation:  (212) 403-1000

If to Cantor:

Cantor Fitzgerald, L.P.

110 East 59th Street

New York, New York 10022

Attn: General Counsel

If to Purchaser:

The NASDAQ OMX Group, Inc.

805 King Farm Blvd.

Rockville, Maryland 20850

Attn: General Counsel

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York  10036

Attn: Stephen F. Arcano, Esq.

Jeffrey A. Brill, Esq.

Facsimile: (212) 735-2000

Email: Stephen.Arcano@skadden.com

Jeffrey.Brill@skadden.com

Telephone confirmation:  (212) 735-3000

Section 11.2  Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles of such State.

Section 11.3  Jurisdiction; Venue; Consent to Service of Process.

(a)                  Each party hereto hereby consents to submit to the exclusive jurisdiction of the Chancery Court in the State of Delaware in connection with any action or proceeding instituted relating to this Agreement. Each of the parties consents to the jurisdiction of such court (and of the appropriate appellate courts) in any such action or proceeding and hereby waives (x) any objection to venue laid therein and (y) any right to remove such action or proceeding to a federal court.  In addition, each of the parties hereto irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise (i) any claim that it is not subject to the jurisdiction of the above court, (ii) that its property is exempt or immune from attachment or execution in any such action or proceeding in the above-named courts, (iii) that such action or proceeding is brought in an inconvenient or improper forum, (iv) that such action or proceeding should be transferred or removed to any court other than the above-named court, or should be stayed by reason of the pendency of some other proceeding in any other court other than the above-named court, or that this Agreement or the subject matter hereof may not be enforced in or by such court.  Each of the parties hereto hereby agrees not to commence any such action or proceeding other than before the above-named court.  Each of the parties hereto also hereby agrees that any final and unappealable judgment against a party in connection with any such action or proceeding shall be conclusive and binding on such party and that such judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States.  A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.  The foregoing consent to jurisdiction shall not (a) constitute submission to jurisdiction in the State of Delaware for any purpose except with respect to any action or proceeding resulting from, relating to or arising out of this Agreement or (b) be deemed to confer rights on any Person other than the respective parties to this Agreement.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.1 shall be deemed effective service of process on such party.

(b)                  To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each of such Seller or Purchaser hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

(c)                  Each party irrevocably consents to service of process in the manner provided for the giving of notices pursuant to Section 11.1 of this Agreement.  Nothing in this Section 11.3 shall affect the right of any party to serve process in any other manner permitted by Law.

Section 11.4  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures.

Section 11.5  Entire Agreement.  This Agreement, together with the Related Agreements, the Disclosure Letters, the Non-Disclosure Agreement and the letter agreements set forth in Section 11.5 of the Seller Disclosure Letter and all annexes and exhibits hereto and thereto, embody the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements with respect thereto.

Section 11.6  Amendment, Modification and Waiver.    No amendment to this Agreement shall be effective unless it shall be in writing and signed by each Party hereto.  Any failure of a party to comply with any obligation, covenant, agreement or condition contained in this Agreement may be waived by the party entitled to the benefits thereof only by a written instrument duly executed and delivered by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance.

Section 11.7  Severability.    If any provision of this Agreement or the application of any such provision is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or invalidate or render unenforceable such provision in any other jurisdiction.  To the extent permitted by applicable Law, the parties waive any provision of law that renders any provision of this Agreement invalid, illegal or unenforceable in any respect.  The parties shall, to the extent lawful and practicable, use their reasonable efforts to enter into arrangements to reinstate the intended benefits, net of the intended burdens, of any such provision held invalid, illegal or unenforceable.

Section 11.8  Successors and Assigns; No Third-Party Beneficiaries.    This Agreement and all its provisions shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns.  Nothing in this Agreement, whether expressed or implied, will confer on any Person, other than the parties hereto or their respective permitted successors and assigns, any rights, remedies or Liabilities;  provided that the provisions of Article X will inure to the benefit of the Indemnified Parties.  No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void;  provided, that Purchaser may, without the consent of Sellers, assign any or all of its rights or obligations hereunder to any of its Subsidiary that is wholly owned (although no such assignment shall relieve Purchaser of its obligations to Sellers or any Purchaser Indemnified Party hereunder) and Parent and Sellers may, without the consent of Purchaser, assign their right to receive the Closing Purchase Price and the Earn-Out Issuances to any their respective Affiliates.

Section 11.9  Publicity.    With respect to any information in respect of the transactions contemplated hereby which shall not have been previously issued or disclosed, except as required by Law (including the rules and regulations of any applicable stock exchange), each of Parent and Purchaser agrees that neither it nor any of its Affiliates will issue a press release or make any other public statement or release any public communication with respect thereto without the prior consultation with the other Party.  Purchaser and Parent agree, to the extent possible and legally permissible, to notify, cooperate and consult with, the other party prior to issuing or making any such public statement (and be provided a reasonable opportunity to comment on such public statement).

Section 11.10  WAIVER OF JURY TRIAL.  TO THE FULLEST EXTENT PERMITTED BY LAW, EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF, IN WHOLE OR IN PART, OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE RELATED AGREEMENTS.

Section 11.11  Expenses.    Except as otherwise expressly stated in this Agreement, Sellers shall bear the costs of Seller Transaction Expenses, Purchaser shall bear the costs of Purchaser Transaction Expenses, and any other costs, expenses, or charges incurred by any of the parties hereto shall be borne by the party incurring such cost, expense or charge, in each case, whether or not the transactions contemplated hereby shall be consummated;  provided,  however, that Purchaser and Parent shall share in equal proportions any HSR Act filing fees.

Section 11.12  Specific Performance and Other Equitable Relief.    The parties hereby expressly recognize and acknowledge that immediate, extensive and irreparable damage would result, no adequate remedy at law would exist and damages would be difficult to determine in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached.  Each party further acknowledges that a breach or violation of this Agreement cannot be sufficiently remedied by money damages alone and, accordingly, each party shall be entitled, without the need to post a bond or other security, in addition to damages and any other remedies provided at law or in equity, to specific performance, injunctive and other equitable relief in order to enforce or prevent any violation. Each party agrees not to oppose the granting of such equitable relief, and to waive, and to cause its representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy.

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IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

BGC PARTNERS, INC.

By:  /s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title:  Chairman and Chief Executive Officer

BGC HOLDINGS, L.P.

By:  /s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title:  Chairman and Chief Executive Officer

BGC PARTNERS, L.P.

By:  /s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title:  Chairman and Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:  /s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title:  Chairman, President and Chief

          Executive Officer

THE NASDAQ OMX GROUP, INC.

By:  /s/ Eric Noll
Name: Eric Noll
Title:   Executive Vice President

1815573.03-NYCSR07A - MSW